As filed with the Securities and Exchange Commission on October 1, 2003
Registration No. 333-108301

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Myogen, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	84-1348020
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7575 West 103rd Avenue, Suite 102

Westminster, CO 80021
(303) 410-6666
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

J. William Freytag, Ph.D.

President, Chief Executive Officer and Chairman
Myogen, Inc.
7575 West 103rd Avenue, Suite 102
Westminster, CO 80021
(303) 410-6666
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

James C.T. Linfield, Esq. Brent D. Fassett, Esq. Cooley Godward LLP 380 Interlocken Crescent, Suite 900 Broomfield, CO 80021-8023 (720) 566-4000	Gerald S. Tanenbaum, Esq. Geoffrey E. Liebmann, Esq. Cahill Gordon & Reindel LLP 80 Pine Street, 17th Floor New York, NY 10005 (212) 701-3000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
	Aggregate Offering	Amount of
Title of Securities to be Registered	Price(1)(2)	Registration Fee(3)

Common Stock, $0.001 par value	$86,250,000	$6,977.63

(1)	Includes shares that the underwriters have the option to purchase solely to cover over-allotments, if any.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o).

(3)	$910.13 paid herewith, and $6,067.50 of the registration fee was paid in connection with the initial filing of this registration statement.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these shares until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2003

PROSPECTUS

5,000,000 shares

Common Stock

        This is an initial public offering of shares of common stock by Myogen, Inc. We are selling 5,000,000 shares of our common stock. The estimated initial public offering price is between $14.00 and $16.00 per share.

      We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “MYOG.”

Per
	Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds to Myogen, before expenses	$	$

      We have granted the underwriters an over-allotment option for a period of 30 days from the commencement of this offering to purchase up to 750,000 additional shares of our common stock.

      Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 5.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Credit Suisse First Boston	JPMorgan

CIBC World Markets	Lazard

                    , 2003

PROSPECTUS SUMMARY
Summary Consolidated Financial Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
CERTAIN TRANSACTIONS
SHARES ELIGIBLE FOR FUTURE SALE
U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Item 13. Other Expenses of Issuance and Distribution.
Item 14. Indemnification of Directors and Officers.
Item 15. Recent Sales of Unregistered Securities.
Item 16. Exhibits and financial statement schedules.
Item 17. Undertakings.
SIGNATURES
EXHIBITS
EX-1.1 Form of Underwriting Agreement
EX-3.3 Form of Cert. of Amendment - Cert. of Inc.
EX-3.4 Form of Restated Certificate of Incorp.
EX-3.5 Amended and Restated Bylaws
EX-4.2 Specimen Stock Certificate
EX-5.1 Form of Opinion of Cooley Goodward LLP
EX-10.1 2003 Equity Incentive Plan
EX-10.2 2003 Employee Stock Purchase Plan
EX-23.1 Consent of PricewaterhouseCoopers LLP

      We own applications for federal registration and claim rights in the following service marks and trademarks: Myogen® and Perfan®. All other trademarks or tradenames referred to in this prospectus are the property of their respective owners. In this prospectus, references to “Myogen,” “we,” “us” and “our” refer to Myogen, Inc., a Delaware corporation, and our subsidiary, Myogen GmbH, a German corporation.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

      No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

      Until                     , 2003, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

      You should read this summary together with the more detailed information regarding us and the common stock being sold in this offering and our consolidated financial statements and notes to the consolidated financial statements appearing elsewhere in this prospectus, especially the risks of investing in our common stock discussed under “Risk Factors” before you decide to buy our common stock.

      Myogen is a biopharmaceutical company focused on the discovery, development and commercialization of small molecule therapeutics for the treatment of cardiovascular disorders. We believe that our advanced understanding of the biology of cardiovascular disease combined with our clinical development expertise in cardiovascular therapeutics provide us with the capability to discover novel therapies, as well as identify, license or acquire products that address serious, debilitating cardiovascular disorders that are not adequately treated with existing therapies. We currently market one product, Perfan I.V., in Europe for the treatment of acute decompensated heart failure, and we have three product candidates in late-stage clinical development: enoximone capsules for the treatment of chronic heart failure, ambrisentan for the treatment of pulmonary arterial hypertension and darusentan for the treatment of uncontrolled hypertension.

•	Enoximone, a type-III selective phosphodiesterase inhibitor, is a positive inotropic agent that increases the force of contraction of the heart. The intravenous formulation of enoximone, Perfan I.V., is used for the treatment of acute decompensated heart failure. We are evaluating enoximone capsules, the oral formulation of enoximone, in four Phase III clinical trials for the long-term treatment of advanced chronic heart failure. If these trials progress as planned, we expect three of these trials, including the trials we believe will be required for regulatory approval, will be fully enrolled and patients will have completed treatment by the end of 2004. Studies conducted in the early 1990s using high doses of type-III phosphodiesterase inhibitors, including enoximone, demonstrated these drugs improved quality of life and increased exercise capacity, but also increased the risk of sudden death in these patients. Dr. Michael Bristow, our medical founder and the principal investigator on several trials of enoximone capsules, observed that administration of enoximone capsules at lower doses than the doses which were associated with increased mortality in earlier trials appeared to retain efficacy without increasing mortality. We believe that enoximone capsules administered in low doses have the potential to alleviate symptoms, reduce hospitalizations and improve quality of life for patients with advanced chronic heart failure.

•	Ambrisentan, an ETA selective endothelin receptor antagonist, is a potent inhibitor of endothelin-induced vasoconstriction. We are developing ambrisentan as an oral therapy for patients with pulmonary arterial hypertension. Results of a Phase II trial completed in September 2003 demonstrated that ambrisentan produced a statistically significant and clinically meaningful increase in the primary efficacy endpoint, exercise capacity as measured by a six-minute walk test. Ambrisentan also demonstrated a beneficial effect on pulmonary vascular hemodynamics and secondary endpoints such as the Borg Dyspnea Index, Patient Global Assessment and World Health Organization Functional Class, which are tests used by physicians to assess the severity of pulmonary arterial hypertension. The safety results demonstrated a low incidence of liver toxicity and no harmful interactions with other drugs, including anticoagulants. We plan to initiate our pivotal Phase III clinical evaluation of ambrisentan for the treatment of patients with moderate to severe pulmonary arterial hypertension in the first half of 2004.

•	Darusentan, an ETA selective endothelin receptor antagonist, is a potent inhibitor of endothelin-induced vasoconstriction. We are developing darusentan as an oral therapy for patients with hypertension not adequately controlled by multiple other anti-hypertensive agents. Results from a Phase II trial conducted in patients with hypertension demonstrated that darusentan produced statistically significant and clinically meaningful decreases in both diastolic and systolic blood pressures. We plan to initiate our Phase IIb clinical evaluation of darusentan for the treatment of uncontrolled hypertension in patients with chronic kidney disease in 2004.

      We also conduct a target and drug discovery research program focused on the development of disease-modifying drugs for the treatment of chronic heart failure and related cardiovascular disorders. Our research team and academic collaborators have discovered several key molecular defects that occur in a failing heart. We have validated several of these molecular defects as targets for drug discovery and we are now screening chemical libraries with high-throughput assays based on these targets.

      Our goal is to create an integrated biopharmaceutical company focused on the discovery, development and commercialization of novel therapies that address the fundamental mechanisms involved in cardiovascular disease, with an initial focus on highly debilitating chronic conditions. Our strategy is to utilize our advanced understanding of the molecular biology and clinical medicine of cardiovascular disease to (i) complete the clinical development of, and obtain regulatory approvals for, enoximone capsules, ambrisentan and darusentan, (ii) identify and acquire additional clinical-stage compounds and (iii) discover and develop novel therapeutics which slow or reverse the progression of cardiovascular disease. In addition, we plan to develop our own sales and marketing capabilities focused on targeted markets and to enter into co-promotion partnerships with larger pharmaceutical or biotechnology companies when necessary to reach larger markets. Similarly, we intend to selectively enter into strategic research and development collaborations with other pharmaceutical or biotechnology companies to advance our research program.

      Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. In particular, we are at an early stage in the development of our company with a limited operating history and limited revenues derived from operations. We have experienced significant operating losses since our inception, and we expect to continue to incur substantial additional operating losses for the next several years as we pursue our research and clinical development efforts. Since our inception we have funded our operations principally through the sale of equity securities, and if we fail to obtain additional financing, we may be unable to complete the development and commercialization of our product candidates. If we are unable to develop, receive approval for, or successfully commercialize any of our product candidates, we will be unable to generate significant revenues and we may never become profitable.

The Offering

Common stock offered by Myogen:	5,000,000 shares

Common stock to be outstanding after this offering:	25,659,470 shares

Proposed Nasdaq National Market symbol:	MYOG

Use of Proceeds:	We expect to use the net proceeds from this offering to continue the development of our product candidates, expand our research program, prepare for the potential commercial launch of our product candidates and for working capital and other general corporate purposes.

      The number of shares that will be outstanding after this offering is based on the number of shares outstanding as of September 30, 2003 and excludes:

•	2,736,856 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2003 with a weighted average exercise price of $2.20 per share, of which options to purchase 762,684 shares of our common stock were then exercisable;

•	3,923,464 shares of our common stock reserved for future grant under our 2003 Equity Incentive Plan and 100,000 shares of our common stock reserved for future issuance under our 2003 Employee Stock Purchase Plan, as of September 30, 2003; and

•	67,271 shares of our common stock issuable upon the exercise of outstanding warrants.

      Unless specifically stated, the information in this prospectus:

•	gives effect to the automatic conversion of 98,021,120 outstanding shares of our preferred stock into 19,604,186 shares of common stock upon the closing of the offering;

•	gives effect to a one-for-five reverse stock split occurring immediately prior to the offering;

•	assumes an initial offering price of $15.00 per share, the midpoint of our initial public offering price range indicated on the cover of this prospectus; and

•	assumes no exercise of the underwriters’ over-allotment option.

Other Information

      We were incorporated in Colorado in June 1996 and we reincorporated in Delaware in May 1998. Our principal executive office is located at 7575 West 103rd Avenue, Suite 102, Westminster, Colorado 80021 and our telephone number is (303) 410-6666. Our website address is “www.myogen.com.” We do not incorporate the information on our website into this prospectus, and you should not consider it part of this prospectus.

Summary Consolidated Financial Data

      We have derived our consolidated statement of operations data for the years ended December 31, 2000, 2001 and 2002 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived our consolidated balance sheet data as of June 30, 2003 and consolidated statement of operations data for each of the six months ended June 30, 2002 and 2003 from our unaudited consolidated financial statements included elsewhere in this prospectus. You should read the summary financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and related notes included elsewhere in this prospectus.

	Years Ended December 31,			Six Months Ended June 30,

	2000	2001	2002	2002	2003

	(In thousands, except share and per share data)
Consolidated Statement of Operations Data:
Sales	$427	$1,808	$2,343	$1,022	$1,365
Loss from operations	(10,256)	(17,771)	(28,287)	(10,961)	(19,337)
Interest income (expense), net	836	659	786	493	(8)
Net loss	(9,420)	(17,114)	(27,520)	(10,472)	(19,356)
Net loss per common share:
Basic and diluted net loss per share	$(14.95)	$(19.80)	$(42.06)	$(18.04)	$(25.96)
Weighted average shares outstanding	877,400	894,865	1,003,426	987,627	1,028,517
Pro forma basic and diluted net loss per share (unaudited)			$(1.86)		$(1.31)
Shares used in computing pro forma basic and diluted net loss per share (unaudited)			14,789,430		14,814,521

	June 30, 2003

			Pro Forma
	Actual	Pro Forma	as Adjusted

	(In thousands)

	(Unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$17,347	$57,247	$125,497
Working capital	12,388	52,288	120,538
Long-term obligations	2,789	2,789	2,789
Mandatorily redeemable convertible preferred stock	113,906	153,806	—
Total stockholders’ (deficit)/equity	(102,726)	(102,726)	119,330

      The pro forma net loss per share data reflects the conversion of our preferred stock into common stock prospectively from the date of issuance and does not include the 29,090,908 shares of Series D preferred stock issued on August 27, 2003.

      The pro forma consolidated balance sheet data reflects the sale of 29,090,908 additional shares of our Series D preferred stock on August 27, 2003 for net proceeds of $39.9 million.

      The pro forma as adjusted consolidated balance sheet data reflects (i) the automatic conversion of all outstanding shares of preferred stock (including the August 27, 2003 issuance noted above) into 19,604,186 shares of common stock upon completion of this offering and (ii) the receipt of the estimated net proceeds from the sale by us of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of our anticipated price range, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

      Before you invest in our common stock, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus, including our historical consolidated financial statements and related notes, before you decide to purchase shares of our common stock. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

We are at an early stage of development as a company and we do not have, and may never have, any products that generate significant revenues.

      We are at an early stage of development as a biopharmaceutical company, and we do not have any commercial products that generate significant revenues. Our existing product candidates will require extensive additional clinical evaluation, regulatory review, significant marketing efforts and substantial investment before they could provide us with any revenues. Our efforts may not lead to commercially successful drugs, for a number of reasons, including:

•	our product candidates may not prove to be safe and effective in clinical trials;

•	we may not be able to obtain regulatory approvals for our product candidates or approvals may be narrower than we seek;

•	we may not have adequate financial or other resources to complete the development and commercialization of our product candidates; or

•	any products that are approved may not be accepted in the marketplace.

      Other than sales of Perfan I.V. in Europe, which are only minor, we do not expect to be able to market any of our product candidates for a number of years. If we are unable to develop, receive approval for, or successfully commercialize any of our product candidates, we will be unable to generate significant revenues. If our development programs are delayed, we may have to raise additional capital or reduce or cease our operations.

We have a history of operating losses and we may never become profitable.

      We have experienced significant operating losses since our inception in 1996. At June 30, 2003, we had an accumulated deficit of $101.2 million. For the six months ended June 30, 2003 we had an operating loss of $19.3 million and for the years ended December 31, 2002 and 2001, we had operating losses of $28.3 million and $17.8 million, respectively. Revenues from the commercial sales of our only approved product, Perfan I.V., were $2.3 million in 2002 and $1.4 million for the six months ended June 30, 2003, and we will not achieve profitability from the sales of this product alone. We have funded our operations principally from the sale of our equity securities. We expect to continue to incur substantial additional operating losses for the next several years as we pursue our clinical trials and research and development efforts. To become profitable, we, either alone or with our collaborators, must successfully develop, manufacture and market our product candidates, or continue to identify, develop, acquire, manufacture and market other new product candidates. We may never have any significant revenues or become profitable.

If we fail to obtain additional financing, we may be unable to complete the development and commercialization of our product candidates or continue our research and development programs.

      Our operations have consumed substantial amounts of cash since inception. To date, our sources of cash have been primarily limited to the sale of our equity securities. We expect to continue to spend substantial amounts on research and development, including amounts spent on conducting clinical trials for our product candidates, manufacturing clinical supplies and expanding our discovery research programs. In 2003, our operations have been consuming approximately $3 million of cash per month, compared to just over $2 million of cash per month in 2002. We expect that our monthly cash used by operations will continue to increase for the next several years. We expect that the net proceeds from this offering, together with our existing capital resources, will be sufficient to fund our operations for at least the next 18 months. We will be required to raise additional capital to complete the development and commercialization of our current product candidates. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our drug development or discovery research programs. We also may be required to:

•	seek collaborators for our product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; and

•	relinquish, license or otherwise dispose of rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves on terms that are less favorable than might otherwise be available.

We may experience delays in our clinical trials that could adversely affect our financial position and our commercial prospects.

      We do not know when our current clinical trials will be completed, if at all. We also cannot accurately predict when other planned clinical trials will begin or be completed. Many factors affect patient enrollment, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, competing clinical trials and new drugs approved for the conditions we are investigating. Other companies are conducting clinical trials and have announced plans for future trials that are seeking or likely to seek patients with the same diseases as those we are studying. Competition for patients in cardiovascular disease trials is particularly intense because of the limited number of leading cardiologists and the geographic concentration of major clinical centers. Our Phase III clinical trial program for ambrisentan will include a placebo control group, which may also decrease the pace of enrollment compared to our Phase II trial. As a result of all of these factors, our trials may take longer to enroll patients than we anticipate. Delays in patient enrollment in the trials may increase our costs and slow down our product development and approval process. In addition, two of our current clinical trials for enoximone capsules are designed to continue until a pre-specified number of events have occurred to the patients enrolled. Trials such as this are subject to delays stemming from patient withdrawal and from lower than expected event rates, in addition to the risk of slower than anticipated patient enrollment. These trials may also incur increased costs if enrollment is increased in order to achieve the desired number of events. Our product development costs will also increase if we need to perform more or larger clinical trials than planned. Any delays in completing our clinical trials will delay our ability to generate revenue from product sales, and we may have insufficient capital resources to support our operations. Even if we do have sufficient capital resources, our ability to become profitable will be delayed.

Adverse events in our clinical trials may force us to stop development of our product candidates or prevent regulatory approval of our product candidates.

      Our product candidates may produce serious adverse events. These adverse events could interrupt, delay or halt clinical trials of our product candidates and could result in the Food and Drug Administration, or FDA, or other regulatory authorities denying approval of our product candidates for any or all targeted indications. An independent data safety monitoring board, the FDA, other regulatory authorities or we may suspend or terminate clinical trials at any time. We cannot assure you that any of our product candidates will be safe for human use.

Our applications for regulatory approval could be delayed or denied due to problems with studies conducted before we in-licensed the product candidates.

      We are developing product candidates, including enoximone capsules, ambrisentan and darusentan, that we have in-licensed from other pharmaceutical companies. Many of the pre-clinical studies and some of the clinical studies on these product candidates were conducted by other companies before we in-licensed the product candidates. In some cases, the studies were conducted when regulatory requirements were different from today. We would incur unanticipated costs and experience delays if we were required to repeat some or all of those studies. Even if the previous studies are acceptable to regulatory authorities, we may have to spend additional time analyzing and presenting the results of the studies. Problems with the previous studies could cause our regulatory applications to be delayed or rejected. For example, as a result of changing regulatory standards, we may be required to repeat certain animal toxicology studies for enoximone prior to the submission of our application for marketing approval. If we must repeat these studies, we would experience an increase in our expenditures and possible delay in the final regulatory approval of enoximone.

If our product candidates do not meet safety or efficacy endpoints in clinical evaluations, they will not receive regulatory approval and we will be unable to market them.

      Other than Perfan I.V., which is approved for use in several European countries, our current product candidates, enoximone capsules, ambrisentan and darusentan, are in clinical development and have not received regulatory approval from the FDA or any foreign regulatory authority.

      The regulatory approval process typically is extremely expensive, takes many years and the timing of any approval cannot be accurately predicted. If we fail to obtain regulatory approval for our current or future product candidates, we will be unable to market and sell such products and therefore may never be profitable.

      As part of the regulatory approval process, we must conduct pre-clinical studies and clinical trials for each product candidate to demonstrate safety and efficacy. The number of pre-clinical studies and clinical trials that will be required varies depending on the product candidate, the indication being evaluated, the trial results and regulations applicable to any particular product candidate.

      The results of pre-clinical studies and initial clinical trials of our product candidates do not necessarily predict the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through initial clinical trials. We cannot assure you that the data collected from the pre-clinical studies and clinical trials of our product candidates will be sufficient to support FDA or other regulatory approval. In addition, the continuation of a particular study after review by an independent data safety monitoring board does not necessarily indicate that our product candidate will achieve the clinical endpoint.

      The FDA and other regulatory agencies can delay, limit or deny approval for many reasons, including:

•	a product candidate may not be safe or effective;

•	the manufacturing processes or facilities we have selected may not meet the applicable requirements; and

•	changes in their approval policies or adoption of new regulations may require additional work.

      Any delay in, or failure to receive or maintain, approval for any of our products could prevent us from ever generating meaningful revenues or achieving profitability.

Even if our products meet safety and efficacy endpoints in clinical trials, regulatory authorities may not approve them, or we may face post-approval problems that require withdrawal of our products from the market.

      Our product candidates may not be approved even if they achieve their endpoints in clinical trials. Regulatory agencies, including the FDA, or their advisors may disagree with our interpretations of data from pre-clinical studies and clinical trials. Regulatory agencies also may approve a product candidate for fewer indications than requested or may grant approval subject to the performance of post-marketing studies for a product candidate. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates.

      Even if we receive regulatory approvals, our product candidates may later exhibit adverse effects that limit or prevent their widespread use or that force us to withdraw those product candidates from the market. In addition, a marketed product continues to be subject to strict regulation after approval. Any unforeseen problems with an approved product or any violation of regulations could result in restrictions on the product, including its withdrawal from the market. Any delay in, or failure to receive or maintain regulatory approval for, any of our products could prevent us from ever generating meaningful revenues or achieving profitability.

There can be no assurance that enoximone capsules do not increase mortality.

      Clinical trials with type-III phosphodiesterase, or PDE-III, inhibitors, including enoximone capsules, have shown that at certain doses these compounds can increase the risk of mortality in specific patient populations. In studies of enoximone capsules administered at doses of 100 to 300 milligrams three times a day, some patients experienced abnormal rhythms in the beating of the heart. In one Phase II placebo-controlled trial involving 151 patients administered placebo capsules or enoximone capsules at 100 milligrams three times a day, there was a statistically significant increase in the mortality rate in the group of patients receiving enoximone capsules compared to the group of patients receiving placebo capsules: 36% of the patients treated with enoximone capsules died during the evaluation period versus 23% of the patients treated with placebo. We are testing enoximone capsules administered at doses of 25 and 50 milligrams three times a day. We cannot assure you that a similar mortality effect will not occur at these lower doses in our clinical trials or in commercial usage after approval. If we are unable to clearly demonstrate that mortality is not increased by enoximone capsules at these lower doses, we are not likely to receive regulatory approval to market enoximone capsules.

Endothelin receptor antagonists, including ambrisentan and darusentan, have demonstrated toxicity in animals.

      Prior to regulatory approval for a product candidate, we are required to conduct studies of our product candidates on animals to determine if they have the potential to have toxic effects. The toxicology tests for ambrisentan and darusentan indicated that they both cause birth defects in rabbits. Other toxicology tests indicated that ambrisentan and darusentan caused damage to the testes causing infertility in rodents and that ambrisentan had the potential to cause damage to the testes in dogs. We assume that similar toxicities could occur in humans. As a result, the FDA will only consider approving ambrisentan and darusentan for the treatment of severe diseases such as pulmonary arterial hypertension or uncontrolled hypertension and will prohibit their use in women who may become pregnant.

Market acceptance of our product candidates is uncertain.

      We cannot assure you that physicians will prescribe or patients will use enoximone capsules, ambrisentan or darusentan, if they are approved. Physicians will prescribe our products only if they determine, based on experience, clinical data, side effect profiles and other factors, that they are preferable to other products then in use or beneficial in combination with other products. Recommendations and endorsements by influential physicians will be essential for market acceptance of our products, and we may not be able to obtain these recommendations and endorsements. Because of prior reports of increased mortality caused by high dose enoximone capsules in earlier clinical trials, physicians may be unwilling to use enoximone capsules in treating their patients. Physicians may not be willing to use ambrisentan and darusentan because of demonstrated adverse side effects such as damage to testes in some animal species. Additionally, market acceptance of endothelin receptor antagonists will be limited because they are known to cause birth defects in animals and are believed to do the same in humans.

      Enoximone capsules for the treatment of chronic heart failure and ambrisentan for the treatment of pulmonary arterial hypertension both address highly competitive markets and the availability of other drugs and devices for the same indications may slow or reduce market acceptance of our products. Drugs such as beta blockers, angiotensin converting enzyme inhibitors and diuretics have been on the market for many years, and physicians have experience with prescribing these products for the treatment of chronic heart failure. Tracleer, a non-selective endothelin receptor antagonist, is a drug that has been approved for pulmonary arterial hypertension, the same indication we intend for ambrisentan, and has been available since December 2001. Adoption of ambrisentan may be slow if physicians continue to prescribe Tracleer. In addition, sitaxsentan, an ETA selective endothelin receptor antagonist like ambrisentan, is in clinical trials for the treatment of pulmonary arterial hypertension. Sitaxsentan is at a more advanced stage of development than ambrisentan and could be on the market before ambrisentan. If sitaxsentan is approved and achieves market acceptance prior to ambrisentan, the adoption of ambrisentan may be slowed or reduced.

      Many other factors influence the adoption of new pharmaceuticals, including marketing and distribution restrictions, adverse publicity, product pricing and reimbursement by third-party payors. Even if our product candidates achieve market acceptance, the market may not be large enough to result in significant revenues. The failure of our product candidates to achieve market acceptance would prevent us from ever generating meaningful product revenues.

If we become subject to product liability claims, the damages may exceed our insurance.

      It is impossible to predict from the results of animal studies the potential adverse effects that a product candidate may have in humans. We face the risk that the use of our product candidates in human clinical trials will result in adverse effects. If we complete clinical testing for our product candidates and receive regulatory approval to market our products, we will mark our products with warnings that identify the known potential adverse effects and the patients who should not receive our product. We cannot assure that physicians and patients will comply with these warnings. In addition, unexpected adverse effects may occur even with use of our products that have received approval for commercial sale.

      In pre-clinical testing, ambrisentan and darusentan caused birth defects in animals. Based on these results and similar results with other endothelin receptor antagonists, we have concluded that ambrisentan and darusentan could cause birth defects in humans. Neither ambrisentan nor darusentan should be taken by women who are pregnant, or are capable of getting pregnant and not practicing adequate forms of birth control; however, there can be no assurance that ambrisentan or darusentan will not be taken by these women. Additionally, there can be no assurance that a patient will not exceed the recommended dose of our products and suffer adverse consequences. If a child is born with a birth defect or a patient suffers harm from exceeding the approved dose on our products, we may be subject to product liability claims that exceed any insurance coverage that may be in effect at the time.

      We have obtained liability insurance of $10 million for Perfan I.V. and our product candidates in clinical trials. We cannot predict all of the possible harms or side effects that may result and, therefore, the amount of insurance coverage we currently hold, or that we or our collaborators may obtain, may not be adequate to protect us from any liabilities. In addition, if any of our product candidates are approved for marketing, we may seek additional insurance coverage. We may be unable to obtain additional coverage or afford such coverage. We may not have sufficient resources to pay for any liabilities resulting from a claim beyond the limit of our insurance coverage. If we cannot protect against potential liability claims, we or our collaborators may find it difficult or impossible to commercialize our products. We may not be able to renew or increase our insurance on reasonable terms, if at all.

If we are unable to develop adequate sales, marketing or distribution capabilities or enter into agreements with third parties to perform some of these functions, we will not be able to commercialize our products effectively.

      We have limited experience in sales, marketing and distribution. To directly market and distribute any products, we must build a sales and marketing organization with appropriate technical expertise and distribution capabilities. We may attempt to build such a sales and marketing organization on our own or with the assistance of a contract sales organization. For some market opportunities, we may need to enter into co-promotion or other licensing arrangements with larger pharmaceutical or biotechnology firms in order to increase the commercial success of our products. We may not be able to establish sales, marketing and distribution capabilities of our own or enter into such arrangements with third parties in a timely manner or on acceptable terms. To the extent that we enter into co-promotion or other licensing arrangements, our product revenues are likely to be lower than if we directly marketed and sold our products, and some or all of the revenues we receive will depend upon the efforts of third parties, and these efforts may not be successful. Additionally, building marketing and distribution capabilities may be more expensive than we anticipate, requiring us to divert capital from other intended purposes or preventing us from building our marketing and distribution capabilities to the desired levels.

Since we will rely on third-party manufacturers, we may be unable to control the availability or cost of producing our products.

      There can be no assurance that our products, if approved, can be manufactured in sufficient commercial quantities, in compliance with regulatory requirements and at an acceptable cost. Although there are several potential manufacturers capable of manufacturing our products, we intend to select and rely initially on one third-party to manufacture each of our approved products. Establishing a replacement source for any of our products could require at least 12 months and significant additional expense. We will need to expand relationships with manufacturers we have used in the past or establish new relationships with different third-party manufacturers for our products. We may not be able to contract for manufacturing capabilities on acceptable terms, if at all. Furthermore, third-party manufacturers may encounter manufacturing or quality control problems or may be unable to obtain or maintain the necessary governmental licenses and approvals to manufacture our products. Any such failure could delay or prevent us from receiving regulatory approvals and marketing our products. Our dependence on third parties may reduce our profit margins and delay or limit our ability to develop and commercialize our products on a timely and competitive basis.

Our third-party manufacturers and their manufacturing facilities and processes are subject to regulatory approval, which may delay or disrupt our development and commercialization efforts.

      Third-party manufacturers of our products or product candidates must ensure that all of the processes, methods and equipment are compliant with the current Good Manufacturing Practices, or cGMP, and conduct extensive audits of vendors, contract laboratories and suppliers. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures. Compliance by third-party manufacturers with cGMP requires record keeping and quality control to assure that the product meets applicable specifications and other requirements. Manufacturing facilities are subject to inspection by regulatory agencies at any time. If an inspection by regulatory authorities indicates that there are deficiencies, third-party manufacturers could be required to take remedial actions, stop production or close the facility, which would disrupt the manufacturing processes and limit the supplies of our products or product candidates. If they fail to comply with these requirements, we also may be required to curtail the clinical trials of our product candidates, and may not be permitted to sell our products or may be limited in the jurisdictions in which we are permitted to sell them.

Due to our reliance on contract research organizations or other third parties to conduct clinical trials, we are unable to directly control the timing, conduct and expense of our clinical trials.

      We rely primarily on third parties to conduct our clinical trials, including the EMOTE and ESSENTIAL trials and the planned Phase III clinical trials for ambrisentan and Phase IIb clinical trial for darusentan. As a result, we have had and will continue to have less control over the conduct of the clinical trials, the timing and completion of the trials, the required reporting of adverse events and the management of data developed through the trial than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may have staffing difficulties, may undergo changes in priorities or may become financially distressed, adversely affecting their willingness or ability to conduct our trials. We may experience unexpected cost increases that are beyond our control. Problems with the timeliness or quality of the work of a contract research organization may lead us to seek to terminate the relationship and use an alternative service provider. However, making this change may be costly and may delay our trials, and contractual restrictions may make such a change difficult or impossible. Additionally, it may be impossible to find a replacement organization that can conduct our trials in an acceptable manner and at an acceptable cost.

If we do not find development and commercialization collaborators for our product candidates, we may have to reduce or delay our rate of product development and commercialization and increase our expenditures.

      Our existing collaborations have been with academic scientists and institutions for basic scientific research. To date, we have not entered into any collaboration agreements for the development or commercialization of our product candidates. We plan to enter into relationships with selected pharmaceutical or biotechnology companies to help develop and commercialize our products candidates. We may not be able to negotiate collaborations with these other companies for the development or commercialization of our product candidates on acceptable terms. If we are not able to establish such collaborative arrangements, we may have to reduce or delay further development of some of our programs, increase our planned expenditures and undertake development and commercialization activities at our own expense.

      If we enter into development or commercialization collaborations with other pharmaceutical or biotechnology companies, these relationships will also be subject to a number of risks, including:

•	collaborators may not pursue further development and commercialization of compounds resulting from collaborations or may elect not to renew research and development programs;

•	collaborators may delay clinical trials, underfund a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require the development of a new formulation of a product candidate for clinical testing;

•	a collaborator with marketing and distribution rights to one or more of our products may not commit enough resources to the marketing and distribution of our products, limiting our potential revenues from the commercialization of these products; and

•	disputes may arise delaying or terminating the research, development or commercialization of our product candidates, or result in significant legal proceedings.

Even if we receive regulatory approval for our product candidates, we will be subject to ongoing regulatory obligations and review.

      Following any regulatory approval of our product candidates, we will be subject to continuing regulatory obligations such as safety reporting requirements and additional post-marketing obligations, including regulatory oversight of the promotion and marketing of our products. In addition, we or our third-party manufacturers will be required to adhere to regulations setting forth current good manufacturing practices. These regulations cover all aspects of the manufacturing, testing, quality control and record keeping relating to our product candidates. Furthermore, we or our third-party manufacturers must pass a pre-approval inspection of manufacturing facilities by the FDA and foreign authorities before obtaining marketing approval and will be subject to periodic inspection by these regulatory authorities. Such inspections may result in compliance issues that could prevent or delay marketing approval, or require the expenditure of financial or other resources to address. If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Our success depends on retention of our President and Chief Executive Officer, Chief Science and Medical Officer and other key personnel.

      We are highly dependent on our President, Chief Executive Officer and Chairman, J. William Freytag, Ph.D., Chief Science and Medical Officer, Michael R. Bristow, M.D., Ph.D. and other members of our management team. We are named as the beneficiary on term life insurance policies covering Drs. Freytag and Bristow in the amount of $2.0 million each. We also depend on academic collaborators for each of our research and development programs. The loss of any of our key employees or academic collaborators could delay our discovery research program and the development and commercialization of our product candidates or result in termination of them in their entirety. Drs. Freytag and Bristow, as well as others on our executive management team, have severance agreements with us, but the agreements provide for “at-will” employment with no specified term. Our future success also will depend in large part on our continued ability to attract and retain other highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical testing and governmental regulation. We face competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations. If we are unsuccessful in our recruitment and retention efforts, our business will be harmed.

      We also rely on consultants, collaborators and advisors to assist us in formulating and conducting our research. All of our consultants, collaborators and advisors are employed by other employers or are self-employed and may have commitments to or consulting contracts with other entities that may limit their ability to contribute to our company.

If our discovery research program is not successful, we may be unable to develop additional product candidates.

      We have devoted and expect to continue to devote significant resources to our discovery research program. For the years ended December 31, 2000, 2001 and 2002, we spent $2.1 million, $2.4 million and $3.5 million, respectively, and for the six months ended June 30, 2003, we spent $1.6 million on our discovery research program. However, this program may not succeed in identifying additional therapeutic targets, product candidates or products. If we do not develop new products, and if our existing product candidates do not receive regulatory approval or achieve commercial success, we would have no other way to achieve any meaningful revenue. Moreover, if we do not develop new products, our revenues from any of our product candidates that are approved will eventually decline as they face competition when any applicable patents, or periods of market exclusivity expire.

Our operations may be impaired unless we can successfully manage our growth.

      We expect to continue to expand our research and development, product development, sales and marketing and administrative operations. Our number of employees and operational spending have nearly quadrupled since fiscal year 2000. This expansion has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. To manage further growth, we will be required to improve existing, and implement additional, operational and financial systems, procedures and controls and hire, train and manage additional employees. We cannot assure that (i) our current and planned personnel, systems, procedures and controls will be adequate to support our anticipated growth, (ii) management will be able to hire, train, retain, motivate and manage required personnel or (iii) management will be able to successfully identify, manage and exploit existing and potential market opportunities. Our failure to manage growth effectively could limit our ability to achieve our research and development and commercialization goals.

If we engage in any acquisition, we will incur a variety of costs, and we may never realize the anticipated benefits of the acquisition.

      Since our inception, we have acquired three product candidates through in-licensing. One of our strategies for business expansion is the acquisition of additional products and product candidates. We may attempt to acquire these product candidates, or other potentially beneficial technologies, through in-licensing or the acquisition of businesses, services or products that we believe are a strategic fit with our business. Although we currently have no commitments or agreements with respect to any acquisitions, if we undertake an acquisition, the process of integrating the acquired business, technology, service or product may result in unforeseen operating difficulties and expenditures and may divert significant management attention from our ongoing business operations. Moreover, we may fail to realize the anticipated benefits of any acquisition for a variety of reasons, such as an acquired product candidate proving to not be safe or effective in later clinical trials. We may fund any future acquisition by issuing equity or debt securities, which could dilute your ownership percentage. Acquisition efforts can consume significant management attention and require substantial expenditures, which could detract from our other programs. In addition, we may devote resources to potential acquisitions that are never completed.

Our attempts to increase future sales of Perfan I.V. may be unsuccessful.

      Our current revenue is derived solely from European sales of Perfan I.V. and we recorded $2.3 million in net sales of this product in 2002. The revenue we receive on sales of Perfan I.V. currently exceeds our costs associated with having it manufactured and sold. The sales of Perfan I.V. fund our European sales efforts and help off-set some of the costs we incur to develop our product candidates. We believe that our sales and marketing efforts in Europe will, at most, lead to only modest increases in Perfan I.V. sales, and sales may decline over time due to the expiration of patent protection for Perfan I.V. and competition from other drugs sold for the same indication as Perfan I.V., some of which sell for significantly lower prices. If we do not maintain or increase our sales of Perfan I.V. in Europe, our operating losses will increase. We could also be forced to discontinue our European sales program, depriving us of potential commercialization and sales experience and contacts which may be important for the successful commercial launch of any of our product candidates that receive regulatory approval. We are evaluating the costs and potential benefits of developing and commercializing Perfan I.V. in the United States. However, if we undertake this program, we may not be able to achieve sufficient sales to justify the time, capital and resources expended.

Our corporate compliance program cannot guarantee that we are in compliance with all potentially applicable regulations.

      The development, manufacturing, pricing, sales, and reimbursement of our products, together with our general operations, are subject to extensive regulation by federal, state and other authorities within the United States and numerous entities outside of the United States. We are a relatively small company with 53 employees, 19% of whom have joined us in the last 12 months. We also have significantly fewer employees than many other companies that have the same or fewer product candidates in late stage clinical development and we rely heavily on third parties to conduct many important functions. Further, becoming a publicly traded company will subject us to significant additional regulations, some of which have either only recently been adopted or are currently proposals subject to change. While we have developed and instituted a corporate compliance program based on what we believe are the current best practices, we cannot assure that we are or will be in compliance with all potentially applicable regulations. If we fail to comply with any of these regulations we could be subject to a range of regulatory actions, including suspension or termination of clinical trials, the failure to approve a product candidate, restrictions on our products or manufacturing processes, withdrawal of products from the market, significant fines, or other sanctions or litigation.

Our operations involve hazardous materials, and compliance with environmental laws and regulations is expensive.

      Our research and development activities involve the controlled use of hazardous materials, including chemicals that cause cancer, volatile solvents, radioactive materials including tritium and phosphorus-32 and biological materials including human tissue samples that have the potential to transmit diseases. Our operations also produce hazardous waste products. We are subject to a variety of federal, state and local regulations relating to the use, handling and disposal of these materials. We generally contract with third parties for the disposal of such substances and store certain low level radioactive waste at our facility until the materials are no longer considered radioactive. While we believe that we comply with current regulatory requirements, we cannot eliminate the risk of accidental contamination or injury from these materials. We may be required to incur substantial costs to comply with current or future environmental and safety regulations. If an accident or contamination occurred, we would likely incur significant costs associated with civil penalties or criminal fines and in complying with environmental laws and regulations. Although we carry a $2.0 million pollution and remediation insurance policy, we cannot assure that this would be sufficient to cover our potential liability if we experienced a loss.

Currency fluctuations may negatively affect our financial condition.

      We sell Perfan I.V. in Europe and also expect to commercialize other products outside the United States and, as a result, our business is affected by fluctuations in foreign exchange rates between the U.S. dollar and foreign currencies. Our reporting currency is the U.S. dollar and, as a result, financial positions are translated into U.S. dollars at the applicable foreign exchange rates. Our revenues are denominated in foreign currencies while the majority of our expenses are denominated in U.S. dollars. As exchange rates fluctuate, such fluctuations may adversely affect our results of operations, financial position and cash flows. In addition, we conduct clinical trials in many countries, exposing us to cost increases if the U.S. dollar declines in value compared to other currencies.

Risks Related to Our Industry

Our competitors may develop and market drugs that are less expensive, more effective or safer than our product candidates.

      The pharmaceutical market is highly competitive. Many pharmaceutical and biotechnology companies have developed or are developing products that will compete with products we are developing. Several significant competitors are working on, or already have approval for, drugs for the same indications as enoximone capsules, ambrisentan and darusentan. It is possible that our competitors will develop and market products that are less expensive, more effective or safer than our future products or that will render our products obsolete. Some of these products are in late-stage clinical trials. It is also possible that our competitors will commercialize competing products before any of our product candidates are approved and marketed. Actelion Ltd. received FDA approval in December 2001 for Tracleer, a non-selective endothelin receptor antagonist for the treatment of pulmonary arterial hypertension. United Therapeutics Corp. received FDA approval in May 2002 for Remodulin for the treatment of pulmonary arterial hypertension. GlaxoSmithKline plc markets Flolan for pulmonary arterial hypertension. Encysive Pharmaceuticals, Inc. is developing sitaxsentan, an ETA selective endothelin receptor antagonist which has demonstrated efficacy in a Phase IIb/III study and may be approved for pulmonary arterial hypertension earlier than ambrisentan. A number of other companies, including Abbott Laboratories, have ETA selective endothelin receptor antagonists in late-stage clinical development and could compete with ambrisentan and darusentan. We expect that competition from pharmaceutical and biotechnology companies, universities and public and private research institutions will increase. Many of these competitors have substantially greater financial, technical, research and other resources than we do. We may not have the financial resources, technical and research expertise or marketing, distribution or support capabilities to compete successfully.

The status of reimbursement from third-party payors for newly approved health care drugs is uncertain and failure to obtain adequate reimbursement could limit our ability to generate revenue.

      Our ability to commercialize pharmaceutical products may depend, in part, on the extent to which reimbursement for the products will be available from:

•	government and health administration authorities;

•	private health insurers;

•	managed care programs; and

•	other third-party payors.

      Significant uncertainty exists as to the reimbursement status of newly approved health care products. Third-party payors, including Medicare, are challenging the prices charged for medical products and services. Government and other third-party payors increasingly are attempting to contain health care costs by limiting both coverage and the level of reimbursement for new drugs and by refusing, in some cases, to provide coverage for uses of approved products for disease indications for which the FDA has not granted labeling approval. Third-party insurance coverage may not be available to patients for our products. If government and other third-party payors do not provide adequate coverage and reimbursement levels for our products, their market acceptance may be reduced.

Health care reform measures could adversely affect our business.

      The business and financial condition of pharmaceutical and biotechnology companies are affected by the efforts of governmental and third-party payors to contain or reduce the costs of health care. In the United States and in foreign jurisdictions there have been, and we expect that there will continue to be, a number of legislative and regulatory proposals aimed at changing the health care system. For example, in some countries other than the United States, pricing of prescription drugs is subject to government control, and we expect proposals to implement similar controls in the United States to continue. Another example of proposed reform that could affect our business is the current discussion of drug reimportation into the United States. In 2000, Congress directed the FDA to adopt regulations allowing the reimportation of approved drugs originally manufactured in the United States back into the United States from other countries where the drugs were sold at a lower price. Although the Secretary of Health and Human Services has refused to implement this directive, in July 2003, the House of Representatives passed a similar bill that does not require the Secretary of Health and Human Services to act. The reimportation bills have not yet resulted in any new laws or regulations; however, these and other initiatives could decrease the price we or any potential collaborators receive for our products, adversely affecting our profitability. The pendency or approval of such proposals could result in a decrease in our stock price or limit our ability to raise capital or to obtain strategic partnerships or licenses.

Changes in or interpretations of accounting rules and regulations, such as expensing of stock options, could result in unfavorable accounting charges or require us to change our compensation policies.

      Accounting methods and policies for business and market practices of biopharmaceutical companies, including policies regarding expensing stock options, are subject to further review, interpretation and guidance from relevant accounting authorities, including the Securities and Exchange Commission, or SEC. For example, we currently are not required to record stock-based compensation charges if the employee’s stock option exercise price equals or exceeds the fair value of our common stock at the date of grant. Although the standards have not been finalized and the timing of a final statement has not been established, the FASB has announced their support for recording expense for the fair value of stock options granted. If we were to change our accounting policy to record expense for the fair value of stock options granted and retroactively restate all prior periods presented, then our operating expenses could increase. We rely heavily on stock options to compensate existing employees and attract new employees. If we are required to expense stock options, we may then choose to reduce our reliance on stock options as a compensation tool. If we reduce our use of stock options, it may be more difficult for us to attract and retain qualified employees. If we did not reduce our reliance on stock options, our reported losses would increase. Although we believe that our accounting practices are consistent with current accounting pronouncements, changes to or interpretations of accounting methods or policies in the future may require us to reclassify, restate or otherwise change or revise our financial statements.

Risks Related to Our Intellectual Property

Since we will not obtain additional patent protection for enoximone capsules, we expect to rely solely on the Hatch-Waxman Act and similar foreign statutes to obtain market exclusivity.

      The primary composition of matter patents covering enoximone have expired. We therefore have no direct means to prevent third parties from making, selling, using or importing enoximone in the United States, Europe or Japan. Instead, we expect to rely upon the United States Drug Price Competition and Patent Term Restoration Act of 1984, commonly known as the Hatch-Waxman Act, and applicable foreign legislation, to achieve market exclusivity for enoximone capsules. For new drug applications, or NDAs, for new chemical entities not previously approved, the Hatch-Waxman Act provides for marketing exclusivity to the first applicant to gain approval for a particular drug by prohibiting acceptance or approval of an abbreviated new drug application, or ANDA, from a generic competitor for up to five years after approval of the original NDA. This exclusivity only applies to submissions of an ANDA and would not prevent a third party from conducting pivotal clinical trials and thereafter filing a complete regulatory submission for enoximone. Our competitors will be free during any period of statutory exclusivity to develop the data necessary either to file an ANDA at the end of the exclusivity period or to conduct studies in support of a complete NDA filing during the period of market exclusivity. Japanese law may provide us with marketing exclusivity in that country for a period up to six years following Japanese marketing approval. Although statutory market exclusivity in Europe, the United States and Japan may apply even when the composition of matter patent has already expired, it is possible that enoximone will not qualify for such exclusivity, or alternatively, the terms of the Hatch-Waxman Act, or similar foreign statutes, could be amended to our disadvantage. If we do not qualify for marketing exclusivity for enoximone capsules, the competition we face would increase, reducing our potential revenues.

We may not be able to extend market exclusivity for enoximone capsules by developing an extended release formulation.

      Our current strategy includes attempting to obtain an additional period of market exclusivity for enoximone capsules by developing an extended release formulation before the marketing exclusivity period for enoximone capsules ends. We have not yet identified a specific extended release formulation. If we pursue this development strategy, we expect to file for and obtain patents covering the specific formulation developed, as well as its use for the treatment of various diseases. If we successfully develop an extended release formulation of enoximone capsules and successfully conduct clinical trials to demonstrate its safety and efficacy, a separate three years of marketing exclusivity could be obtained. This would not, however, prevent a competitor from filing an ANDA for the immediate release formulation after expiration of the five-year exclusivity period. There can be no assurance that such an extended release formulation will be successfully developed in a timely manner, that adequate patent protection can be obtained or that any such formulation would provide a commercial advantage. In addition, many third parties have patents covering many of the technologies and manufacturing processes needed to develop and make extended release formulations. There can be no assurance that we can obtain rights to such patents on attractive financial terms, if at all.

We rely on compounds and technology licensed from third parties and termination of any of those licenses would result in the loss of significant rights.

      We have exclusive, worldwide licenses to enoximone for the treatment of cardiovascular disease, ambrisentan for all indications, and darusentan for all indications other than cancer. We also have the worldwide exclusive rights to certain patents and patent applications licensed from the University of Colorado and the University of Texas Southwestern Medical Center and rights to license future technology and patent applications arising out of research sponsored at those institutions related to heart failure. Key financial and other terms for future technology would still need to be negotiated with the research institutions, and it may not be possible to obtain any such license on terms that are satisfactory to us.

      Our licenses generally may be terminated by the licensor if we fail to perform our obligations under the license, including obligations to develop and commercialize the compounds and technologies under license. The license agreements also generally require us to meet specified milestones or show commercially reasonable diligence in the development and commercialization of the compounds or technology under the license. If our agreements are terminated, we would lose the rights to the product candidates, reducing our potential revenues.

If we are unable to protect our proprietary technology, we may not be able to compete effectively.

      Our success depends in part on our ability to obtain and enforce patent protection for our products, both in the United States and other countries, to prevent our competitors from developing, manufacturing and marketing products based on our technology. The scope and extent of patent protection for our product candidates is uncertain and frequently involves complex legal and factual questions. We cannot predict the breadth of claims that will be allowed and issued in patents related to biotechnology or pharmaceutical applications. Once such patents have issued, we cannot predict how the claims will be construed or enforced. In addition, statutory differences between countries may limit the protection we can obtain on some of our inventions outside of the United States. For example, methods of treating humans are not patentable in many countries outside of the United States.

      Furthermore, the patents that we have licensed with respect to enoximone, ambrisentan and darusentan are owned by third parties. These third parties, with our advice and input, are responsible for and control the prosecution and enforcement of these patents. A failure by these third parties to adequately prosecute and enforce these patents could result in a decline in the value of the patents and have a material adverse effect on our business. Since we collaborate with third parties on some of our technology, there is also the risk that disputes may arise as to the rights to technology or drugs developed in collaboration with other parties.

      The coverage claimed in a patent application can be significantly narrowed before a patent is issued, both in the United States and other countries. We do not know whether any of our pending or future patent applications will result in the issuance of patents. To the extent patents have been issued or will be issued, we do not know whether these patents will be subject to further proceedings that may limit their scope, provide significant proprietary protection or competitive advantage, or cause them to be circumvented or invalidated. Furthermore, patents already issued to us, or patents that may issue on our pending applications, may become subject to dispute, including interference, reissue or reexamination proceedings in the United States, or opposition proceedings in foreign countries. Any of these proceedings could result in the limitation or loss of rights.

      We also rely on trade secrets and proprietary know-how to develop and maintain our competitive position. While we believe that we have protected our trade secrets, some of our current or former employees, consultants, scientific advisors or collaborators may unintentionally or willfully disclose our confidential information to competitors or use our proprietary technology for their own benefit. Furthermore, enforcing a claim alleging the infringement of our trade secrets would be expensive and difficult to prove, making the outcome uncertain. Our competitors may also independently develop equivalent knowledge, methods and know-how or gain access to our proprietary information through some other means.

We may be accused of infringing on the proprietary rights of third parties, which could impair our ability to successfully commercialize our product candidates.

      Our success depends in part on operating without infringing the proprietary rights of third parties. It is possible that we may infringe on intellectual property rights of others without being aware of the infringement. If a patent holder believes that one of our product candidates infringes on its patent, it may sue us even if we have received patent protection for our technology. If another party claims we are infringing its technology, we could face a number of issues, including the following:

•	defending a lawsuit, which is very expensive and time consuming;

•	defending against an interference proceeding in the United States Patent and Trademark Office, which also can be very expensive and time consuming;

•	an adverse decision in a lawsuit or in an interference proceeding resulting in the loss of some or all of our rights to our intellectual property;

•	paying a large sum for damages if we are found to be infringing;

•	being prohibited from making, using, selling or offering for sale our product candidates or our products, if any, until we obtain a license from the patent holder. Such a license may not be granted to us on satisfactory terms, if at all, and even if we are granted a license, we may have to pay substantial royalties or grant cross-licenses to our patents; and

•	redesigning the manufacturing methods or the use claims of our product candidates so that they do not infringe on the other party’s patent in the event that we are unable to obtain a license, which, even if possible, could require substantial additional capital, could necessitate additional regulatory approval, and could delay commercialization.

Risks Related to This Offering

The market price of our common stock may be highly volatile, and you may not be able to resell your shares at or above the initial public offering price.

      Prior to this offering there has not been a public market for our common stock. We cannot assure you that an active trading market for our common stock will develop following this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. The initial public offering price for the shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market.

      The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

•	actual or anticipated results of our clinical trials;

•	actual or anticipated regulatory approvals of our products or of competing products;

•	changes in laws or regulations applicable to our products;

•	changes in the expected or actual timing of our development programs;

•	actual or anticipated variations in quarterly operating results;

•	announcements of technological innovations by us, our collaborators or our competitors;

•	new products or services introduced or announced by us or our competitors;

•	changes in financial estimates or recommendations by securities analysts;

•	conditions or trends in the biotechnology and pharmaceutical industries;

•	changes in the market valuations of similar companies;

•	announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	the loss of a significant collaborator;

•	developments concerning our collaborations;

•	trading volume of our common stock; and

•	sales of our common stock by us or our stockholders.

      In addition, the stock market in general, the Nasdaq National Market and the market for technology companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been particular volatility in the market prices of securities of biotechnology and life sciences companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources.

Our principal stockholders and management own a significant percentage of our stock and will be able to exercise significant influence.

      Our executive officers, directors and principal stockholders, together with their affiliates, currently own approximately 79% of our voting stock, including shares subject to outstanding options, and we expect that upon completion of this offering, that same group will continue to hold at least a majority of our outstanding voting stock. Accordingly, even after this offering, these stockholders will likely be able to determine the composition of our board of directors, retain the voting power to approve all matters requiring stockholder approval and continue to have significant influence over our operations. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could limit the market value of our common stock.

Issuance of shares in connection with financing transactions or under stock plans and outstanding warrants will dilute current stockholders.

      Pursuant to our 2003 Equity Incentive Plan, our management is authorized to grant stock options to our employees, directors and consultants, and following the completion of this offering, our employees will be eligible to participate in our 2003 Employee Stock Purchase Plan. We currently have 3,923,464 shares of our common stock reserved for issuance under our 2003 Equity Incentive Plan, 2,736,856 of which are subject to outstanding but unexercised option grants and 292,856 of which are not subject to option grants. The reserve under our 2003 Equity Incentive Plan will automatically increase each January 1 by the lesser of five percent of the number of total outstanding shares of our common stock on such date or 2,500,000 shares. Additionally, we currently have 100,000 shares of our common stock reserved for issuance under our 2003 Employee Stock Purchase Plan, none of which have been issued. The reserve under our 2003 Employee Stock Purchase Plan will automatically increase each January 1 by the lesser of 1.25% of the number of total outstanding shares of our common stock on such date or 500,000 shares. In addition, we also have warrants outstanding to purchase shares of our common stock. You will incur dilution upon exercise of any outstanding stock options or warrants. In addition, if we raise additional funds by issuing additional common stock, or securities convertible into or exchangeable or exercisable for common stock, further dilution to our existing stockholders will result, and new investors could have rights superior to existing stockholders.

We have broad discretion to use the net proceeds from this offering and our investment of these proceeds may not yield a favorable return.

      Our management has broad discretion as to how to spend the proceeds from this offering and may spend these proceeds in ways with which our stockholders may not agree. Pending any such uses, we plan to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders.

Future sales of our common stock in the public market could cause our stock price to fall.

      Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. After this offering, we will have 25,659,470 shares of common stock outstanding. Restrictions under the securities laws and the lock-up agreements described in “Underwriting” limit the number of shares of common stock that can be sold immediately following the public offering. All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, except for any shares purchased by our affiliates as defined in Rule 144 under the Securities Act. The remaining 20,659,470 shares of common stock outstanding after this offering will be available for sale at various times with 20,640,904 shares of common stock, plus an additional 2,736,856 shares issuable upon the exercise of outstanding options and 67,271 shares issuable upon the exercise of outstanding warrants, available for sale after the expiration of their initial 180-day lock-up period.

New investors in this offering will experience immediate and substantial dilution.

      The initial price to the public in this offering is substantially higher than the net tangible book value per share of our common stock and the prices per share paid by our prior investors. If we sell the shares in this offering at the assumed initial public offering price of $15.00 per share (the midpoint of our anticipated price range), our net tangible book value per share would be $4.66, which is below the initial per share price to the public.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage, delay or prevent a change of control or management, even if such changes would be beneficial to our stockholders.

      Provisions in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. Since management is appointed by the board of directors, any inability to effect a change in the board may result in the entrenchment of management. These provisions include:

•	authorizing the issuance of “blank check” preferred stock;

•	limiting the removal of directors by the stockholders to removal for cause;

•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	eliminating the ability of stockholders to call a special meeting of stockholders; and

•	establishing advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon at stockholder meetings.

      In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders.

FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about our business and our industry that involve risks and uncertainties. These forward-looking statements are usually accompanied by words like “will,” “should,” “plan,” “expect,” “believe,” “anticipate,” “seek,” “intend” and similar expressions. Our actual results may differ materially from the results expressed or implied by these forward-looking statements because of the risk factors and other factors disclosed in this prospectus. We undertake no obligation to update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

USE OF PROCEEDS

      We estimate that we will receive approximately $68.3 million in net proceeds from this offering, or $78.7 million if the underwriters’ over-allotment option is exercised in full, based upon an assumed initial public offering of $15.00 per share.

      We expect to use our net proceeds from this offering:

•	approximately $35 million to continue the development of our product candidates and our research program;

•	approximately $20 million to prepare for the potential commercial launch of our product candidates; and

•	the balance for working capital and other general corporate purposes.

      The amounts we actually expend in these areas may vary significantly from our expectations and will depend on a number of factors, including operating costs and capital expenditures. Accordingly, management will retain broad discretion in the allocation of the net proceeds of this offering. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, services or products. We have no current plans, agreements or commitments with respect to any such acquisition or investment, and we are not currently engaged in any negotiations with respect to any such transaction.

      Pending such uses, the net proceeds of this offering will be invested in short-term, interest-bearing, investment-grade securities.

      We expect to require additional financing to fund our capital expenditures and operating losses in the future.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to finance the growth and development of our business and therefore do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will depend upon our financial condition, operating results, capital requirements, covenants in our debt instruments, and such other factors as the Board of Directors deems relevant.

CAPITALIZATION

      The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of June 30, 2003, presented:

•	on an actual basis;

•	on a pro forma basis to reflect the sale of 29,090,908 shares of Series D mandatorily redeemable convertible preferred stock on August 27, 2003 for net proceeds of $39.9 million; and

•	on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of the shares of our preferred stock outstanding upon the completion of this offering and (ii) the receipt of the estimated net proceeds from the sale of common stock in this offering.

      This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	June 30, 2003

			Pro Forma
	Actual	Pro Forma	as Adjusted

	(In thousands, except share and per
	share data)

	(Unaudited)
Cash, cash equivalents and short term investments	$17,347	$57,247	$125,497

Short-term and long-term obligations	$4,509	$4,509	$4,509
Mandatorily redeemable convertible preferred stock:
Series A mandatorily redeemable convertible preferred stock at redemption value, $0.001 par value, 6,035,000 shares authorized, issued and outstanding, actual and pro forma; no shares authorized or issued and outstanding, pro forma as adjusted	7,701	7,701	—
Series C mandatorily redeemable convertible preferred stock at redemption value, $0.001 par value, 13,100,000 shares authorized, actual and pro forma; 13,090,910 shares issued and outstanding, actual and pro forma; no shares authorized or issued and outstanding, pro forma as adjusted	23,000	23,000	—
Series D mandatorily redeemable convertible preferred stock at redemption value, $0.001 par value, 49,425,000 shares authorized, actual; 79,000,000 shares authorized, pro forma; 49,000,696 shares issued and outstanding, actual; 78,091,604 shares issued and outstanding, pro forma; no shares authorized or issued and outstanding, pro forma as adjusted	83,205	123,105	—

Total mandatorily redeemable convertible preferred stock	113,906	153,806	—
Stockholders’ (deficit)/equity:
Series B convertible preferred stock, $0.001 par value, 810,000 shares authorized, actual and pro forma; 803,606 shares issued and outstanding, actual and pro forma; no shares authorized or issued and outstanding, pro forma as adjusted	1	1	—
Common stock, $0.001 par value, 17,375,000 shares authorized, actual, 24,221,913 shares authorized, pro forma, and 100,000,000 shares authorized, pro forma as adjusted; 1,028,736 shares issued and outstanding, actual and pro forma; and 25,632,960 shares issued and outstanding, pro forma as adjusted	1	1	26
Additional paid-in capital	—	—	222,031
Deferred stock-based compensation	(1,800)	(1,800)	(1,800)
Other comprehensive income	223	223	223
Deficit accumulated during the development stage	(101,150)	(101,150)	(101,150)

Total stockholders’ (deficit)/equity	(102,726)	(102,726)	119,330

Total capitalization	$15,690	$55,589	$123,839

      The information in the table above does not include:

•	shares of our common stock issuable upon exercise of options outstanding under our 2003 Equity Incentive Plan, of which 2,085,299 were outstanding at June 30, 2003, with a weighted average exercise price of $1.25 per share;

•	shares of our common stock available for future grant or issuance under our 2003 Equity Incentive Plan, of which 170,971 were available at June 30, 2003; and

•	67,271 shares of common stock issuable upon exercise of outstanding warrants.

DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. As of June 30, 2003, we had a net tangible book value of $(102.7) million, or $(99.86) per share of common stock, not taking into account the conversion of our outstanding preferred stock, including the conversion of the Series D preferred stock sold on August 27, 2003, into common stock. Net tangible book value per share is equal to our total tangible assets less total liabilities, including mandatorily redeemable convertible preferred stock, divided by the number of shares of our outstanding common stock. After giving effect to the conversion of all of our preferred stock, including the conversion of the Series D preferred stock issued on August 27, 2003 and the sale of 5,000,000 shares of common stock offered by this prospectus at an assumed initial public offering price of $15.00 per share, the midpoint of the range shown on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value as of June 30, 2003 was approximately $119.3 million, or approximately $4.66 per pro forma share of common stock. This represents an immediate dilution of $10.34 per share to new investors in this offering. If the initial public offering price is higher or lower than $15.00 per share, the dilution to new stockholders will be higher or lower, respectively. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$15.00
Historical net tangible book value per share as of June 30, 2003	$(99.86)
Pro forma increase in net tangible book value per share attributable to conversion of preferred stock outstanding at June 30, 2003	100.61
Pro forma increase in net tangible book value per share attributable to the issuance and conversion of Series D preferred stock on August 27, 2003	1.72
Pro forma increase per share attributable to new investors	2.18
Pro forma as adjusted net tangible book value per share after this offering		4.66
Pro forma dilution per share to new investors		$10.34

      The following table summarizes, on a pro forma as adjusted basis as of June 30, 2003, the differences between existing stockholders and new investors with respect to:

•	the number of shares of common stock purchased from us, assuming the conversion of all outstanding shares of preferred stock into common stock;

•	the total consideration paid to us; and

•	the average price per share investors pay when they buy common stock in this offering before deduction of estimated underwriting discounts and offering expenses.

      The calculation in this table with respect to shares to be purchased by new investors in this offering reflects an assumed initial public offering price of $15.00 per share.

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	20,632,960	80.5%	$131,559,069	63.7%	$6.38
New investors	5,000,000	19.5	75,000,000	36.3	$15.00

Total	25,632,960	100.0%	$206,559,069	100.0%

      The foregoing discussion and tables assume no exercise of the underwriters’ over-allotment option or of any outstanding stock options or warrants after June 30, 2003. As of June 30, 2003, there were outstanding options to purchase an aggregate of 2,085,299 shares of common stock at a weighted average exercise price of $1.25 per share and warrants to purchase an aggregate of 67,271 shares of common stock, with an exercise price of $6.875 per share. There will be further dilution to new investors to the extent any of these options or warrants are exercised.

SELECTED CONSOLIDATED FINANCIAL DATA

      The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1998, 1999 and 2000 are derived from our audited consolidated financial statements that do not appear in this prospectus. The consolidated statement of operations data for the years ended December 31, 2000, 2001 and 2002 and the consolidated balance sheet data as of December 31, 2001 and 2002 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the six months ended June 30, 2002 and 2003 and cumulatively for the period from June 10, 1996 (Inception) to June 30, 2003 and the consolidated balance sheet data as of June 30, 2003 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results for those periods. Our historical results are not necessarily indicative of results to be expected in future periods and the results for the six months ended June 30, 2003 should not be considered indicative of results expected for the full fiscal year.

								Cumulative
								Period From
								June 10,
						Six Months Ended		1996
	Years Ended December 31,					June 30,		(Inception)
								to June 30,
	1998	1999	2000	2001	2002	2002	2003	2003

	(In thousands, except share and per share data)
Consolidated Statement of Operations Data:
Sales	$—	$—	$427	$1,808	$2,343	$1,022	$1,365	$5,943
Cost of product sold	—	—	168	756	877	436	434	2,235

Gross profit	—	—	259	1,052	1,465	586	931	3,707

Operating expenses:
Research and development(1)	1,195	2,247	7,672	15,287	24,950	9,277	17,570	68,925
Selling, general and administrative(1)	860	1,277	2,830	3,497	4,650	2,246	1,902	15,354
Stock-based compensation	—	—	14	38	153	23	796	1,002

Total operating expenses	2,055	3,524	10,516	18,822	29,753	11,547	20,268	85,280

Loss from operations	(2,055)	(3,524)	(10,256)	(17,771)	(28,287)	(10,961)	(19,337)	(81,573)
Interest income (expense), net	64	203	836	659	786	493	(8)	2,528

Loss before income taxes	(1,991)	(3,321)	(9,420)	(17,111)	(27,501)	(10,468)	(19,345)	(79,045)
Income taxes	—	—	—	3	18	4	11	32

Net loss	(1,991)	(3,321)	(9,420)	(17,114)	(27,520)	(10,472)	(19,356)	(79,077)
Accretion of mandatorily redeemable convertible preferred stock	—	(326)	(3,696)	(607)	(14,684)	(7,342)	(7,340)	(26,653)

Net loss attributable to common stockholders	$(1,991)	$(3,647)	$(13,116)	$(17,721)	$(42,204)	$(17,814)	$(26,696)	$(105,730)

Basic and diluted net loss per common share	$(2.72)	$(4.17)	$(14.95)	$(19.80)	$(42.06)	$(18.04)	$(25.96)

Weighted average common shares outstanding	733,242	874,449	877,400	894,865	1,003,426	987,627	1,028,517

Pro forma basic and diluted net loss per common share (unaudited)(2)					$(1.86)		$(1.31)

Shares used in computing pro forma basic and diluted net loss per common share (unaudited)(2)					14,789,430		14,814,521

	December 31,
						June 30,
	1998	1999	2000	2001	2002	2003

	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$4,645	$18,307	$9,781	$56,504	$33,798	$17,347
Working capital	3,647	18,105	9,646	55,814	31,751	12,388
Total assets	4,795	18,717	11,716	58,541	38,144	21,429
Long-term obligations	—	—	108	33	3,740	2,789
Mandatorily redeemable convertible preferred stock	—	24,272	29,073	91,917	106,566	113,906
Total stockholders’ (deficit)/equity	(2,452)	(5,955)	(19,039)	(35,569)	(76,829)	(102,726)

(1)	For the year ended December 31, 2002, research and development and selling, general and administrative expenses exclude stock-based compensation of $78 and $75, respectively. For the six months ended June 30, 2003, research and development and selling, general and administrative expenses exclude stock-based compensation of $364 and $432, respectively. For the cumulative period from June 10, 1996 (Inception) to June 30, 2003, research and development and selling, general and administrative expenses exclude stock-based compensation of $494 and $507, respectively.

(2)	See Note 3 of Notes to Consolidated Financial Statements for a description of the method used to compute pro forma basic and diluted net loss per common share and shares used in computing pro forma basic and diluted net loss per common share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis by our management of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in “Risk Factors.”

Overview

      Founded in 1996, Myogen is a Colorado-based biopharmaceutical company focused on the discovery, development and commercialization of therapeutic drugs for the treatment of cardiovascular disorders. We have in-licensed the rights to three product candidates, enoximone, ambrisentan and darusentan, for use in treating cardiovascular diseases. We currently market an intravenous formulation of enoximone, Perfan I.V., in Europe for the treatment of acute decompensated heart failure and we are developing an oral formulation, enoximone capsules, for use in chronic heart failure. We are developing ambrisentan for the treatment of pulmonary arterial hypertension and darusentan for the treatment of uncontrolled hypertension. In addition, through our discovery research program we are developing a portfolio of therapeutic targets that we believe play key roles in heart disease, and we are conducting high-throughput screening of a library of compounds as the next step in our effort to develop novel small molecule therapeutics directed at these targets. We are evaluating several lead compounds that appear to block the abnormal growth of heart muscle cells.

      We are in the development stage and since inception have devoted substantially all of our efforts to the discovery, in-licensing and development of drugs to treat cardiovascular disease. We have incurred losses each year since our inception and had an accumulated deficit of $101.2 million as of June 30, 2003. We recognized operating losses of $19.3 million for the six months ended June 30, 2003 and $28.3 million, $17.8 million and $10.3 million for the years 2002, 2001 and 2000, respectively. Our research and development expenses have historically been much higher than our revenues. Our business strategy is focused on the commercialization of enoximone capsules, ambrisentan and darusentan. From inception to June 30, 2003, we have incurred expenses of approximately $39.5 million, $12.6 million and $5.0 million for the in-licensing and development of enoximone capsules, ambrisentan and darusentan, respectively. Our on-going clinical programs studying enoximone capsules, ambrisentan and darusentan will be lengthy and expensive. Even if these trials show our product candidates to be safe and effective in treating their target indications, we do not expect to be able to record commercial sales of any of our product candidates for several years. As a result, we expect to incur significant and growing losses for the foreseeable future. Although the size and timing of our future operating losses is subject to significant uncertainty, we expect them to continue to increase over the next several years as we continue to fund our development programs and prepare for potential commercial launch of our product candidates. Our primary source of working capital has been equity financings.

      The pace and outcome of our clinical development programs and the success of our discovery program in discovering new product candidates are difficult to predict. In addition, if we enter into third party collaborations or acquire new product candidates, it may be difficult or impossible for us to predict the timing or amounts of any related licensing payments or expenses. As a result, we anticipate that our quarterly results will fluctuate for the foreseeable future. In view of this variability and of our limited operating history, we believe that period-to-period comparisons of our operating results are not meaningful and you should not rely on them as indicative of our future performance.

      Our current revenue is derived from sales of Perfan I.V. in eight European countries. Prior to our licensing the worldwide rights to enoximone in 1998, Perfan I.V. was marketed in Europe by Aventis. In 1999, we formed our wholly-owned German subsidiary, Myogen GmbH, to manage our sales and marketing activities in Europe. From 2000 through 2002, we entered into agreements with distributors to distribute Perfan I.V. in Belgium, France, Germany, Ireland, Italy, Luxembourg, the Netherlands and the United

Kingdom. We recorded our first sales of Perfan I.V. in 2000. Even if our sales and marketing efforts lead to modest increases in Perfan I.V. sales in future periods, we do not expect that such increases will result in a material reduction in our overall net loss. Our cost of product sold reflects the cost of Perfan I.V., which we purchase exclusively from contract manufacturers, and the cost of royalties payable to Aventis.

      Our research and development expense category is primarily composed of costs associated with product development for enoximone capsules, ambrisentan and darusentan. These expenses represent both clinical development costs and the costs associated with non-clinical support activities such as toxicological testing, manufacturing process development and regulatory consulting services. We also report the costs of product licenses in this category, including our milestone obligations associated with the licensing of ambrisentan and darusentan. Our product candidates do not currently have regulatory approval; accordingly, we expense the license and milestone fees when we incur the liability. We have a discovery research effort, which is conducted in part on our premises by our scientists and in part through collaborative agreements with academic laboratories. While some of our research and development expenses are the result of the internal costs related directly to our employees, a majority of the expenses are charged to us by external service providers, including clinical research organizations and contract manufacturers, and by our academic collaborators. The cost of our clinical trial programs is the most significant portion of our development expenses, with the number of patients enrolled in a trial and the attendant level of contract research organization and clinical site activity being the principal cost determinants. From inception through June 30, 2003, we have incurred expenses of $68.9 million for research and development activities. We expect that expenses in the research and development category will increase for the foreseeable future as we add personnel, expand our clinical trial activities and increase our discovery research capabilities. The amount of the increase is difficult to predict due to the uncertainty inherent in the timing of clinical trial initiations, the progress in our discovery research program, the rate of patient enrollment and the detailed design of future trials. In addition, the results from our trials, as well as the results of trials of similar drugs under development by others, will influence the number, size and duration of planned and unplanned trials.

      Our selling, general and administrative expense category consists of our sales, marketing, business development, finance, accounting and general administration costs. These costs are primarily comprised of expenses related directly to our staff, as well as external costs associated with service providers such as lawyers, accountants and insurers. We anticipate that selling, general and administrative expenses will increase for the foreseeable future as we expand our operating activities and as a result of costs associated with becoming a publicly-traded company.

      We have granted options to employees and consultants at prices deemed below fair value on the dates of grant. As a result, we have recorded deferred stock-based compensation expense that represents, in the case of employees, the difference between the option exercise price and the fair value of our common stock. In the case of consultants, deferred stock-based compensation represents the fair value of the options granted computed using the Black-Scholes option-pricing model. As of June 30, 2003, the deferred stock-based compensation balance was $1.4 million for employees and $374,000 for consultants, and as of December 31, 2002, the deferred stock-based compensation balance was $310,000 for employees and $322,000 for consultants. Deferred stock-based compensation for employees is recognized over the remaining vesting period of the related option. Deferred stock-based compensation related to consultants is recognized over the vesting period of the related option and the amount recognized is subject to change based on changes in the fair value of our common stock. We recognize stock-based compensation using an accelerated method as described in Financial Accounting Standards Board Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, an Interpretation of APB Opinions No. 15 and 25 (FIN 28). The unrecognized deferred stock-based compensation as of June 30, 2003 will be recognized as non-cash compensation as follows: $658,000 (2003); $628,000 (2004); $350,000 (2005); $136,000 (2006); and $28,000 (2007). Subsequent to June 30, 2003, we granted options exercisable for 647,300 shares of common stock to employees and consultants with exercise prices below the fair value of our common stock at the date of grant. In the third quarter of 2003, we anticipate recording deferred stock-based compensation related to these grants of approximately $6.9 million for the difference between the option exercise price and the fair value of our common stock which will be recognized as non-cash compensation as follows: $1,258,000 (2003); $2,987,000 (2004); $1,529,000 (2005); $804,000 (2006) and $321,000 (2007).

      On August 27, 2003, we issued 29,090,908 shares of Series D preferred stock at a price of $1.375 per share and received net proceeds of $39.9 million. In the third quarter of 2003, we anticipate recording a beneficial conversion charge of approximately $39.9 million, which is calculated as the difference between the offering price and the fair value of the common stock and limited to the amount of proceeds allocated to the Series D preferred stock in accordance with EITF No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios.

Results of Operations

Six Months Ended June 30, 2003 and 2002

Sales

      Total Perfan I.V. sales were $1.4 million and $1.0 million for the six months ended June 30, 2003 and 2002, respectively. Of the $343,000 increase, $210,000 was due to the initiation of sales in Italy in June 2002.

Cost of Product Sold

      The cost of product sold for Perfan I.V. was $434,000 and $436,000 for the six months ended June 30, 2003 and 2002, respectively. The cost of Perfan I.V. sold as a percentage of sales was 31.8% and 42.7% for these two periods, respectively. The reduction in cost was primarily due to completion of the transfer of formulation responsibilities for Perfan I.V. to a new contract manufacturer, which reduced our unit cost of product sold starting in the second half of 2002.

Research and Development

      Research and development expenses were $17.6 million and $9.3 million for the six months ended June 30, 2003 and 2002, respectively. Research and development expenses are summarized as follows:

	Six Months Ended
	June 30,

	2003	2002

	(In thousands)
Development
Enoximone capsules	$8,268	$6,021
Ambrisentan	2,667	759
Darusentan	—	—

Total development	10,935	6,780
License fees
Enoximone	—	750
Ambrisentan	—	—
Darusentan	5,000	—

Total license fees	5,000	750
Discovery research	1,635	1,747

Total research and development	$17,570	$9,277

      Development expenses were $10.9 million and $6.8 million for the six months ended June 30, 2003 and 2002, respectively. Enoximone capsule development expenses were $8.3 million and $6.0 million for the periods, respectively. The increase in costs is primarily due to higher patient enrollment and patient progress in our ESSENTIAL trials. As a result, we had a $1.3 million increase in investigator payments and an increase of $891,000 in external contract costs associated with clinical monitoring and program management efforts.

      Ambrisentan development expenses were $2.7 million and $759,000 for the six months ended June 30, 2003 and 2002, respectively. The increase was primarily caused by:

•	$1.5 million due to initiation of our Phase II pulmonary arterial hypertension clinical trial for ambrisentan in October 2002; and

•	$392,000 for non-clinical toxicology work that will be required to support our planned regulatory filings.

      License fees were $5.0 million and $750,000 for the six months ended June 30, 2003 and 2002, respectively. In the 2003 period, the license fee was attributable to the in-licensing of darusentan. In the 2002 period, we incurred a license fee for enoximone.

      Discovery research expenses were $1.6 million and $1.7 million for the six months ended June 30, 2003 and 2002, respectively. The decrease was the result of the completion of several sponsored research agreements with various universities totaling $224,000, partially offset by a $110,000 increase in internal spending to expand the high through-put screening efforts in our drug discovery program.

Selling, General and Administrative

      Selling, general and administrative expenses were $1.9 million and $2.2 million for the six months ended June 30, 2003 and 2002, respectively. The decrease is primarily due to a $170,000 decrease in consulting costs and an $89,000 decrease in costs related to our personnel, including recruiting and relocation expenses.

Stock-Based Compensation

      Stock-based compensation expense was $796,000 for the six months ended June 30, 2003, of which $364,000 was attributable to research and development expenses and $432,000 was attributable to selling, general and administrative expenses. For the six months ended June 30, 2002, stock-based compensation expense was $23,000, all of which was attributable to research and development expense. The increase was due to an increase in the number of options granted to employees and consultants and an increase in the fair value of our common stock.

Interest Income, Net

      Interest income net of interest expense was ($8,000) and $493,000 for the six months ended June 30, 2003 and 2002, respectively. Interest income was $266,000 and $524,000 for the six months ended June 30, 2003 and 2002, respectively. The decrease in interest income was primarily a result of a decrease in invested cash balances and a reduction in interest rates earned on our invested cash balances. Interest expense was $274,000 and $31,000 for the six months ended June 30, 2003 and 2002, respectively. The increase in interest expense was due to the $5.0 million term loan that was instituted in December 2002.

Accretion of Mandatorily Redeemable Convertible Preferred Stock

      Accretion of mandatorily redeemable convertible preferred stock was $7.3 million for each of the six months ended June 30, 2003 and 2002, and represented the accretion associated with the Series A, Series C and Series D mandatorily redeemable convertible preferred stock issued by us prior to 2002.

Years Ended December 31, 2002, 2001 and 2000

Sales

      Perfan I.V. sales were $2.3 million, $1.8 million and $427,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The $535,000 increase in 2002 was primarily due to a full year of sales in the United Kingdom, accounting for $142,000 of the increase, and France, accounting for $144,000 of the increase, and the initiation of sales in Italy, accounting for $191,000 of the increase. The $1,381,000 increase in 2001 was primarily due to the initiation of sales in France, accounting for $123,000 of the increase, the Netherlands, accounting for $694,000 of the increase, and the United Kingdom, accounting for $370,000 of the increase. In 2000, our sales were only in Germany. We expect that Perfan I.V. sales will remain modest in coming years.

Cost of Product Sold

      The cost of product sold for Perfan I.V. was $877,000, $756,000 and $168,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The increase in 2002 was due to increased sales volume, partially offset by reduced costs due to a change of contract manufacturer. The increase in 2001 was due to the increase in the amount of product sold. The cost of Perfan I.V. sold as a percentage of sales was 37.5%, 41.8% and 39.3% for the years ended December 31, 2002, 2001 and 2000, respectively. The decrease in 2002 was due to a change in manufacturer. The increase in 2001 was due to royalties paid to Aventis on Perfan I.V. sales.

Research and Development

      Research and development expenses were $24.9 million, $15.3 million and $7.7 million for the years ended December 31, 2002, 2001 and 2000 respectively. Research and development expenses are summarized as follows:

	Years Ended December 31,

	2002	2001	2000

	(In thousands)
Development
Enoximone capsules	$14,588	$6,864	$2,929
Ambrisentan	4,368	1,017	—
Darusentan	—	—	—

Total development	18,956	7,881	2,929
License fees
Enoximone	1,500	1,500	1,500
Ambrisentan	1,000	3,500	—
Darusentan	—	—	—
Other	—	—	1,105

Total license fees	2,500	5,000	2,605
Discovery research	3,494	2,406	2,138

Total research and development	$24,950	$15,287	$7,672

      Development expenses were $19.0 million, $7.9 million and $2.9 million for the years ended December 31, 2002, 2001 and 2000, respectively. Enoximone capsule development costs constituted the majority of these expenses in all three periods. In 2002, the increase in enoximone capsule development expenses was primarily due to the initiation of patient enrollment in our ESSENTIAL trials early in the year. In 2001, the enoximone capsule development expenses increase was primarily due to $2.8 million of costs for preparatory efforts for our ESSENTIAL trials. The remainder of the increases were largely attributable to the growth in our clinical department staff to support our enoximone capsule trials and prepare for the increasing development efforts related to our ambrisentan program.

      Ambrisentan development expenses were $4.4 million and $1.0 million for the years ended December 31, 2002 and 2001, respectively. The increase in 2002 was primarily due to:

•	$1.8 million for the Phase II pulmonary arterial hypertension clinical trial which began enrollment in October 2002;

•	$928,000 associated with exploring a potential additional indication for ambrisentan which we elected not to pursue; and

•	$170,000 attributable to the manufacturing, regulatory and analytical efforts required to continue to develop ambrisentan.

      Ambrisentan was in-licensed in October of 2001 and, therefore, we incurred no expenses for its development in 2000.

      License fees were $2.5 million, $5.0 million and $2.6 million for the years ended December 31, 2002, 2001 and 2000, respectively. The license fees were principally for enoximone and ambrisentan, with enoximone accounting for $1.5 million in each of these years. In 2000, we incurred $1.1 million of expense related to the license of intellectual property for our discovery research program.

      Discovery research expenses were $3.5 million, $2.4 million and $2.1 million for the years ended December 31, 2002, 2001 and 2000, respectively. The increase in 2002 primarily reflects an increase in our research and development activity and related staffing. The increase in 2001 was primarily due to an increase in staffing.

Selling, General and Administrative

      Selling, general and administrative expenses were $4.6 million, $3.5 million and $2.8 million for the years ended December 31, 2002, 2001 and 2000, respectively. The primary components of the increase in 2002 were $358,000 for a financing which was not completed, $216,000 for external consultants, $206,000 for increases in staffing and supporting costs in our European sales subsidiary and general growth in our administrative activities. The increase in 2001 primarily reflected an increase in the number of countries where we sold Perfan I.V. and the associated increase in our sales staff and selling activities.

Stock-Based Compensation

      Stock-based compensation expense was $153,000, $38,000 and $14,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The increase in each period was due to an increase in the number of options granted to employees and consultants and an increase in the fair value of our common stock. The stock-based compensation expense for each period was allocated between selling, general and administrative and research and development as follows:

	Year Ended December 31,

	2002	2001	2000

Research and development	$78,000	$38,000	$14,000
Selling, general and administrative	$75,000	—	—

Interest Income, Net

      Interest income net of interest expense was $786,000, $659,000 and $836,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Interest income was $926,000, $727,000 and $848,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The increase in interest income in 2002 reflects the increased invested cash balances from the sale of our Series D preferred stock in the second half of 2001. The decrease in interest income in 2001 was the result of significantly lower interest rates earned on our invested cash balances. Interest expense was $140,000, $68,000 and $12,000 for the years ended December 31, 2002, 2001 and 2000, respectively. In 2002, the increase in interest expense was the result of interest due on a milestone payment for the ambrisentan license agreement. The increase in interest expense for 2001 was primarily due to the accretion of interest premiums paid on our short term investments.

Accretion of Mandatorily Redeemable Convertible Preferred Stock

      Accretion of mandatorily redeemable convertible preferred stock was $14.7 million, $607,000 and $3.7 million for the years ended December 31, 2002, 2001 and 2000, respectively. Accretion of the mandatorily redeemable convertible preferred stock for the year ended December 31, 2002 represented the accretion associated with the Series A, Series C and Series D mandatorily redeemable convertible preferred stock. In connection with the issuance of Series D mandatorily redeemable convertible preferred stock in 2001, the Company amended and restated its Certificate of Incorporation, which included a revision to the redemption provisions for the Series A and Series C mandatorily redeemable convertible preferred stock then outstanding. The change in the redemption provisions resulted in a reduced redemption value at the time of the revision and consequently reduced the accretion of mandatorily redeemable convertible preferred stock in 2001. Accretion of mandatorily redeemable convertible preferred stock for the year ended December 31, 2000 represented the accretion associated with the Series A and Series C mandatorily redeemable convertible preferred stock.

Liquidity and Capital Resources

      From our inception on June 10, 1996 to June 30, 2003, we primarily funded our operations with $87.4 million (net of issuance costs) from private equity financings, $5.3 million from term loans, $5.9 million from sales of Perfan I.V. and $2.5 million from net interest income earned on cash equivalents and short-term investments. Cash, cash equivalents and short-term investments amounted to $17.3 million at June 30, 2003. At June 30, 2003, we held no investments with a maturity of greater than 12 months. In addition, on August 27, 2003, we raised net proceeds of $39.9 million through the sale of additional shares of our Series D preferred stock. These additional funds have been invested in instruments with maturities of 12 months or less. However, we intend to increase the average maturity date with the proceeds of the present offering. Our cash outflows in the next 12 months are expected to consist primarily of external expenses related to our research and development programs, as well as payroll costs. We believe our cash is sufficient to meet these needs. Our cash outflows beyond one year are also expected to consist primarily of external expenses related to our research and development programs, as well as payroll costs. We believe that the proceeds of this offering, together with potential collaborations and future equity offerings, will allow us to fund our future working capital and capital expenditures for the foreseeable future.

      Our cash, cash equivalents and short-term investments are held in a variety of interest-bearing instruments, consisting of U.S. government and agency securities, high-grade U.S. corporate bonds, municipal bonds, mortgage-backed securities, commercial paper and money market accounts. Our Board of Directors has approved our written investment policy, which limits our investment instruments to those mentioned above. We review compliance with this policy on a monthly basis.

      At June 30, 2003, we had approximately $1.5 million in net fixed assets. We expect to purchase additional equipment and to invest in leasehold improvements in 2003, and we expect our spending on fixed assets to grow in future years.

      Operating activities resulted in net cash outflows of $16.2 million for the six months ended June 30, 2003 and $26.5 million, $16.4 million and $8.4 million for the years ended December 31, 2002, 2001 and 2000 respectively. The cumulative net cash outflow from operating activities from our inception to June 30, 2003 was $72.8 million. The use of cash in all periods was primarily a result of our losses from operations associated with our research and development activities.

      Investing activities resulted in net cash inflows of $11.6 million for the six month period ended June 30, 2003, a net cash inflow of $7.0 million, a net cash outflow of $30.8 million and a net cash inflow of $13.1 million for the years ended December 31, 2002, 2001 and 2000 respectively. The net cash inflow for the six months ended June 30, 2003 resulted from $76,000 in net capital asset expenditures and $7.2 million in purchases of short-term investments offset by $18.9 million in proceeds related to the maturity of short-term investments. The net cash inflow for the year ended December 31, 2002 resulted from $1.3 million in net capital asset expenditures and $66.5 million in purchases of short-term investments offset by $74.8 million in proceeds from the maturity of short-term investments. The net cash outflow for the year ended December 31, 2001 resulted from $208,000 in capital asset expenditures and $41.6 million in the purchase of short-term investments offset by $11.0 million in proceeds from the maturity of short-term investments. The net cash inflow for the year ended December 31, 2000 resulted from $388,000 in capital asset expenditures and $54.9 million in purchases of short-term investments offset by $68.4 million in proceeds from the maturity of short-term investments. Cumulative investing activities from inception to June 30, 2003 resulted in net cash outflows of $17.3 million, with $2.2 million in net capital asset expenditures and $215.7 million in purchases of short-term investments offset by $200.6 million in proceeds from the maturity of short-term investments.

      Financing activities resulted in a net cash outflow of $275,000 for the six months ended June 30, 2003 and net cash inflows of $5.0 million, $63.3 million and $222,000, for the years ended December 31, 2002, 2001 and 2000, respectively. Financing activities for the year 2002 consisted primarily of borrowing under our term loan. Financing activities for the year 2001 consisted of the issuance of our Series D preferred stock for $63.3 million, net of issuance costs. Financing activities for the year 2000 consisted primarily of borrowing under our term loan. Cumulative financing activities from our inception to June 30, 2003 resulted in net cash inflows of $92.1 million, primarily related to the issuance of our Series A, C and D preferred stock and borrowings under our term loans. On August 27, 2003, we raised net proceeds of $39.9 million through the sale of additional shares of our Series D preferred stock. In 2000, we recorded a non-cash transaction of $1.1 million due to the issuance of 803,606 shares of Series B preferred stock for the license of intellectual property.

      Total lease expense for the period ended June 30, 2003 was $151,000 and for the years ended December 31, 2002, 2001 and 2000 was $394,000, $257,000 and $163,000, respectively. We have future payment commitments for operating leases of approximately $1.3 million, principally for our office and laboratory space. In addition, many of our contracts with clinical research organizations, contract manufacturers, academic research agreements and others contain termination provisions that would require us to make final payments if we were to terminate prematurely. The size of these payments depends upon the timing and circumstances of the termination and therefore the extent of the future commitments cannot be meaningfully quantified.

      We anticipate that our current cash, cash equivalents and short-term investments will be sufficient to fund our operations for at least the next 12 months. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our clinical trials, our drug discovery program or other aspects of our operations.

      We currently anticipate that we will use the net proceeds from this offering to fund our clinical trial activities, pre-clinical research and development activities and other general corporate purposes including capital expenditures and working capital to fund anticipated operating losses. We expect to incur substantial costs and losses as we continue to expand our research and development activities, particularly as we move product candidates into additional clinical trials, and we expect that these expenditures will increase significantly over at least the next several years.

Obligations and Commitments

      The following summarizes our significant contractual obligations, which are comprised of our notes payable, capital and operating lease obligations as of December 31, 2002, and the effect these significant contractual obligations are expected to have on our liquidity and cash flows in future periods:

		Payments Due by Period

		Less Than	One to	Four to	After
Contractual Obligations	Total	One Year	Three Years	Five Years	Five Years

Notes payable(1)	$5,000,000	$1,091,619	$3,908,381	$—	$—
Capital lease obligations(2)	162,633	40,213	80,426	41,994	—
Operating leases(3)	1,269,150	300,349	608,819	359,982	—

Total contractual obligations	$6,431,783	$1,432,181	$4,597,626	$401,976	$—

(1)	Amounts are equal to the annual maturities of our long-term debt outstanding as of December 31, 2002.

(2)	Amounts represent principal payments due under various capital lease obligations as of December 31, 2002. These arrangements expire in various years through 2007.

(3)	These commitments are associated with contracts that expire in various years through 2007. Payments due reflect fixed rent expense.

      In June 2003, we entered into a license agreement, for which we recognized $5.0 million of expense, $3.0 million of which was paid prior to June 30, 2003 and $2.0 million of which is expected to be paid in December 2003 and is reflected in accounts payable as of June 30, 2003.

Net Operating Loss Carryforwards

      At December 31, 2002, we had approximately $49 million of net operating loss carryforwards and approximately $200,000 in research and development credits available to offset future regular and alternative taxable income. These net operating loss carryforwards will expire in 2012 through 2019. The Internal Revenue Code places certain limitations on the annual amount of net operating loss carryforwards that can be utilized if certain changes in our ownership occur.

Quantitative and Qualitative Disclosures About Market Risk

      We do not use derivative financial instruments in our investment portfolio and have no foreign exchange contracts. Our financial instruments consist of cash, cash equivalents, short-term investments, trade accounts receivable, accounts payable and long-term obligations. We consider investments that, when purchased, have a remaining maturity of 90 days or less to be cash equivalents.

      We invest in marketable securities in accordance with our investment policy. The primary objectives of our investment policy are to preserve principal, maintain proper liquidity to meet operating needs and maximize yields. Our investment policy specifies credit quality standards for our investments and limits the amount of credit exposure to any single issue, issuer or type of investment. The maximum allowable duration of a single issue is 18 months with an average duration of the issues in the portfolio of nine months.

      As of June 30, 2003, we had an investment portfolio of commercial paper and corporate debt securities of $15.1 million excluding those classified as cash and cash equivalents. Our short-term investments consist primarily of bank notes, various government obligations and asset-backed securities. These securities are classified as available-for-sale and are recorded on the balance sheet at fair market value with unrealized gains or losses reported as a separate component of stockholders’ equity. Unrealized losses are charged against income when a decline in fair market value is determined to be other than temporary. The specific identification method is used to determine the cost of securities sold.

      The investment portfolio is subject to interest rate risk and will fall in value in the event market interest rates increase. Due to the short duration of our investment portfolio, we believe an immediate 10% change in interest rates would not be material to our financial condition or results of operations.

      Transactions relating to Myogen GmbH are recorded in euros. Upon consolidation of this subsidiary into our consolidated financial statements, we translate the balance sheet monetary asset and liability accounts to the U.S. dollar based on exchange rates as of the balance sheet date; balance sheet non-monetary asset and liability accounts are translated into the U.S. dollar at historical exchange rates; and all income statement and cash flow statement amounts are translated into the U.S. dollar at the average exchange rates for the period. Exchange gains or losses resulting from the translation are included as a separate component of stockholders’ deficit. We hold euro-based currency accounts to mitigate foreign currency transaction risk. Our sales are denominated in foreign currencies while the majority of our expenses are denominated in U.S. dollars. The fluctuations of exchange rates may adversely affect our results of operations, financial position and cash flows. In addition, we conduct clinical trials in many countries, exposing us to cost increases if the U.S. dollar declines in value compared to other currencies.

Critical Accounting Policies

      Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our critical accounting policies include:

•	revenue recognition;

•	accounting for research and development expenses;

•	estimating the value of our equity instruments for use in deferred stock-based compensation calculations; and

•	accounting for income taxes.

      Revenue recognition. We recognize revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists; (ii) product is shipped from the distributor to the customer; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured. Once the product is shipped to the customer, we do not allow product returns.

      Accounting for research and development expenses. Our research and development expense category is primarily composed of costs associated with product development for enoximone capsules, ambrisentan and darusentan. These expenses represent both clinical development costs and the costs associated with non-clinical support activities such as toxicological testing, manufacturing process development and regulatory consulting services. Clinical development costs represent internal costs for personnel, external costs incurred at clinical sites and contracted payments to third party clinical research organizations to perform certain clinical trials. We also report the costs of product licenses in this category, including our ongoing milestone obligations associated with the licensing of ambrisentan and darusentan. Our product candidates do not currently have regulatory approval; accordingly, we expense the license and milestone fees when we incur the liability. We have a discovery research effort, which is conducted in part on our premises by our scientists and in part through collaborative agreements with academic laboratories. While some of our research and development expenses are the result of the internal costs related directly to our employees, a majority of the expenses are charged to us by external service providers, including clinical research organizations and contract manufacturers, and by our academic collaborators. We accrue research and development expenses for activity occurring during the fiscal period prior to receiving invoices from clinical sites and third party clinical research organizations. We accrue external costs for clinical studies based on the progress of the clinical trials, including patient enrollment, progress by the enrolled patients through the trial, and contracted costs with clinical research organizations and clinical sites. We record internal costs primarily related to personnel in clinical development and external costs related to non-clinical studies and basic research when incurred. Amounts received from other parties to fund our research and development efforts are recognized as a reduction to research and development expense as the costs are incurred. Significant judgments and estimates must be made and used in determining the accrued balance in any accounting period. Actual costs incurred may or may not match the estimated costs for a given accounting period. We expect that expenses in the research and development category will increase for the foreseeable future as we add personnel, expand our clinical trial activities and increase our discovery research capabilities. The amount of the increase is difficult to predict due to the uncertainty inherent in the timing of clinical trial initiations, progress in our discovery research program, the rate of patient enrollment and the detailed design of future trials. In addition, the results from each of our trials, as well as the results of trials of similar drugs under development by others, will influence the number, size and duration of both planned and unplanned trials.

      Valuation of equity instruments. We record compensation expense related to options issued to consultants and options issued to, or common stock sold to, employees at less than the fair value. These expenses are based on the fair value of the options and common stock. Because there has been no public market for our common stock, we have estimated the fair value of these equity instruments using various valuation methods. If future market conditions dictate significant changes in the estimates of fair value, or if a public market establishes a value for our common stock that is significantly higher than our estimated value, our financial position and results of operations could be materially impacted.

      Accounting for income taxes. We must make significant management judgments when determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. At December 31, 2002, we recorded a full valuation allowance of $23.0 million against our net deferred tax asset balance, due to uncertainties related to our deferred tax assets as a result of our history of operating losses. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to change the valuation allowance, which could materially impact our financial position and results of operations.

Recent Accounting Pronouncements

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS 145). SFAS 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements; SFAS 145 also rescinds SFAS No. 44, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The provisions of SFAS 145 related to the rescission of SFAS 4 are to be applied in fiscal years beginning after May 15, 2002; the provisions related to SFAS No. 13 are to be effective for transactions occurring after May 15, 2002; all other provisions of SFAS 145 are to be effective for financial statements issued on or after May 15, 2002. Early adoption of SFAS 145 is encouraged. The adoption of SFAS 145 has not had, nor do we believe it will have, a material impact on our current or prospective financial statements.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and replaces EITF No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs in a Restructuring). The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. We believe that SFAS 146 may have a prospective effect on our financial statements for costs associated with future exit or disposal activities we may undertake after December 31, 2002.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, certain financial instruments that embody obligations for the issuer are required to be classified as liabilities. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise will be effective at the beginning of the first interim period beginning after June 15, 2003. We do not expect the provisions of this statement to have a significant impact on our statement of financial position.

      In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements are effective for financial statements of periods ending after December 15, 2002. The adoption of FIN 45 has not had, nor do we believe it will have, a material impact on our current or prospective financial statements.

      In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities (FIN 46). FIN 46 addresses consolidation by business enterprises of variable interest entities, which have certain characteristics. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies, in the first fiscal year beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of FIN 46 has not had, nor do we believe it will have, a material impact on our current or prospective financial statements.

BUSINESS

Overview

      Myogen is a biopharmaceutical company focused on the discovery, development and commercialization of small molecule therapeutics for the treatment of cardiovascular disorders. We have three product candidates in late-stage clinical development: enoximone capsules for the treatment of chronic heart failure, ambrisentan for the treatment of pulmonary arterial hypertension and darusentan for the treatment of uncontrolled hypertension. We are evaluating enoximone capsules in four Phase III trials. If these trials progress as planned, we expect three of these trials, including the trials we believe will be required for regulatory approval, will be fully enrolled and patients will have completed treatment by the end of 2004. We recently completed a Phase II clinical trial of ambrisentan, yielding positive results, and we expect to initiate pivotal Phase III trials in the first half of 2004. We intend to begin Phase IIb clinical evaluation of darusentan in 2004. All of our product candidates are orally administered small molecules which we believe offer advantages over currently available therapies. In addition, we currently market an intravenous formulation of enoximone, Perfan I.V., for the treatment of acute decompensated heart failure in eight countries in Europe.

      Through our internal research program and academic collaborations, we are developing an advanced understanding of the biological pathways of heart disease and have discovered several novel molecular targets that we believe play a key role in heart failure. We believe this understanding of the biology of cardiovascular disease combined with our clinical development expertise in cardiovascular therapeutics provide us with the capability to discover novel therapies, as well as identify, license or acquire products that address serious, debilitating cardiovascular disorders that are not adequately treated with existing therapies.

The Cardiovascular Opportunity

      The term cardiovascular disease is used to describe a continuum of clinical conditions resulting primarily from three underlying chronic diseases: atherosclerosis, hypertension and diabetes. These underlying diseases cause permanent damage to the heart, blood vessels and kidneys, leading to progressively debilitating clinical conditions such as chronic heart failure, pulmonary arterial hypertension, systemic hypertension, chronic kidney disease, heart attack and stroke.

      Cardiovascular disease is the leading cause of death and disability in the United States, accounting for over 60% of all deaths and 20% of all hospitalizations. The American Heart Association estimates that the total cost of treating cardiovascular disease in the United States will be $300 billion in 2003, including $36 billion in drug costs and $105 billion in hospitalization and nursing home costs. Despite improved treatments and increased awareness of preventative measures, 62 million people in the United States currently suffer from cardiovascular disease.

      Over the past 25 years, drugs such as beta-blockers, calcium channel blockers and angiotensin converting enzyme, or ACE, inhibitors have been used to treat various cardiovascular diseases. New classes of orally administered compounds such as endothelin receptor antagonists have been studied and recently approved for the treatment of pulmonary arterial hypertension. Intravenous hormones such as natriuretic peptide have also been introduced as a new treatment option for acute decompensated heart failure. Several of these drugs have helped to increase the survival times of patients who suffer from cardiovascular diseases. However, many current therapies do not adequately address the underlying molecular mechanisms of cardiovascular disease. Cardiovascular disease remains progressive in a large portion of patients, many of whom continue to deteriorate even when treated with multiple drugs simultaneously. We believe that recent advances in the understanding of the molecular biology of cardiovascular diseases provide an opportunity to improve on existing therapies and to discover and develop new therapeutics to ameliorate the symptoms and perhaps to slow or reverse the progression of the diseases.

Our Strategy

      Our goal is to create an integrated biopharmaceutical company focused on the discovery, development and commercialization of novel therapeutics that address the fundamental mechanisms involved in cardiovascular disease, with an initial focus on chronic heart failure, pulmonary arterial hypertension and uncontrolled hypertension. The key elements of our strategy are to:

•	Complete the clinical development of our late-stage cardiovascular therapeutic product portfolio. We are currently focused on developing and obtaining regulatory approval for three late-stage product candidates: enoximone capsules, ambrisentan and darusentan.

•	Acquire additional product candidates. We intend to pursue attractive product acquisition opportunities. We believe our expertise in cardiovascular medicine and understanding of the biological pathways associated with cardiovascular disorders makes us an attractive partner for companies seeking to out-license product candidates.

•	Discover and develop novel therapeutics for the treatment of cardiovascular diseases. We will continue to focus our target and drug discovery research programs and our academic collaborations on discovering and developing disease-modifying therapeutics for cardiovascular disease. For example, we have recently identified several targets that we believe are key to the molecular basis of cardiac hypertrophy and the progression to cardiac failure.

•	Develop sales and marketing capabilities. We expect to retain significant commercial rights to all of our product candidates and plan to develop a direct sales force focused on targeted markets. We also intend to establish co-promotion arrangements with larger pharmaceutical or biotechnology firms, which would allow us to address larger markets.

•	Establish strategic collaborations. We intend to complement our internal capabilities by selectively entering into collaborations with pharmaceutical and biotechnology companies that improve our ability to move new compounds into the clinic and new products into the marketplace.

Our Product Portfolio

      Led by two of our academic founders, Dr. Michael Bristow and Dr. Eric Olson, our staff and collaborators have made significant contributions to defining the molecular bases of cardiovascular disease and improving its treatment. We believe that our expertise enables us to discover and develop therapies that address the underlying mechanisms of cardiovascular disease, evaluate and in-license product candidates and guide our clinical development efforts. We currently market one product in Europe for the treatment of acute decompensated heart failure and are developing three product candidates for three distinct cardiovascular indications.

Enoximone

      Enoximone is a small organic molecule that exhibits highly selective inhibition of type-III phosphodiesterase, or PDE-III, an enzyme that is present in the heart and plays an important regulatory role in cardiac function. PDE-III inhibitors block the action of this enzyme, increasing the force of contraction of the heart, thereby increasing cardiac output. Compounds that increase the force of contraction of the heart, like enoximone, are referred to as positive inotropes. Enoximone also causes vasodilation, an increase in the diameter of blood vessels, through its effects on smooth muscle cells that surround blood vessels, which results in lower pressure against which the heart must pump. Positive inotropy and vasodilation can both be therapeutically useful in the treatment of heart failure. We are currently working to complete the clinical evaluation of enoximone capsules. If those clinical trials are successful and the required regulatory approvals are obtained, enoximone capsules would be the first oral inhibitor of PDE-III to be commercialized for the treatment of chronic heart failure. In addition, we currently market the intravenous formulation of enoximone, Perfan I.V., which is indicated for the treatment of acute decompensated heart failure and was first approved in Europe in 1989.

Therapeutic Opportunity

      Chronic heart failure, also referred to as congestive heart failure, is a debilitating condition that occurs as the heart becomes progressively less able to pump an adequate supply of blood throughout the body. Chronic heart failure has many causes. It generally occurs in patients with a long history of uncontrolled high blood pressure or in patients that have suffered a heart attack or some other heart-damaging event. It is estimated that half of all patients with chronic heart failure die within five years of diagnosis. Chronic heart failure is one of the largest health problems in the developed world, with annual healthcare costs in the United States alone exceeding $24 billion. In the United States, approximately five million patients are afflicted with chronic heart failure, with an additional 550,000 new cases reported each year.

      Following diagnosis, patients with chronic heart failure are typically treated with multiple oral medications, including ACE inhibitors, beta-blockers, vasodilators, diuretics and digoxin. ACE inhibitors and beta-blockers suppress the stress placed on the heart by increased levels of the hormones angiotensin and norepinephrine and have demonstrated an ability to increase patient survival time. Vasodilators and diuretics minimize the work the heart must perform by increasing the diameter of blood vessels and ridding the body of excess fluid. Digoxin is a weak positive inotrope used to increase cardiac output early in the progression of chronic heart failure.

      Although medical therapy is improving, heart failure remains a major debilitating and progressive condition characterized by high mortality, frequent hospitalization and deteriorating patient quality of life. The severity of chronic heart failure is typically classified using a system established by the New York Heart Association that assesses the patient’s degree of functional limitation based primarily on shortness of breath. This system is divided into four classes, I through IV, with Class IV being the most severe. Physicians use this system to track patients’ disease progression and responses to therapies.

      As patients enter the advanced stages of chronic heart failure, Classes III and IV, their cardiac function deteriorates, leading to an accumulation of fluid in the lungs, referred to as pulmonary congestion. Eventually, pulmonary congestion and the resulting breathlessness and fatigue reach a critical point referred to as acute decompensated heart failure. At this point the patient must be hospitalized and treated with powerful intravenous diuretics, vasodilators and positive inotropes such as dobutamine, milrinone or Perfan I.V., all of which serve to increase the efficiency of the circulatory system, providing symptomatic relief. After stabilization and discharge from the hospital, patients often decompensate again within months and must be readmitted to the hospital for another round of intravenous treatment. As their disease progresses, the frequency of decompensation and hospitalization increases until patients must be maintained on continuous or intermittent treatment with these intravenous agents, which is both confining and costly.

      We believe that patients with advanced chronic heart failure can benefit greatly from the chronic use of an oral inotropic agent that would provide the desired symptomatic relief to the patients and reduce the frequency of hospitalizations by delaying additional episodes of acute decompensated heart failure. An oral product with these characteristics could also wean patients with severe heart failure who are currently dependent on intravenous inotropic therapy from those agents and allow them the opportunity to leave the hospital and return to a more normal daily life. We believe that as a result of these significant clinical benefits, such an agent would decrease the overall costs associated with the treatment of heart failure. Attempts to date to develop and commercialize a product with these characteristics have been unsuccessful, primarily because of drug-related increases in adverse events, including mortality at high doses.

      Based upon our evaluation of extensive clinical research and an advanced understanding of the molecular basis of chronic heart failure, we believe that enoximone capsules have the potential to both alleviate symptoms and reduce hospitalizations for patients with advanced chronic heart failure, resulting in a decrease in associated costs.

Enoximone Capsules

      We are currently conducting four Phase III trials of low-dose enoximone capsules in patients with advanced chronic heart failure. If these trials progress as planned, we expect three of these trials, including the trials we believe will be required for regulatory approval, will be fully enrolled and patients will have completed treatment by the end of 2004. If our clinical program is successful, enoximone capsules will be the first oral inhibitor of PDE-III to be commercialized for the treatment of chronic heart failure.

Overview of Prior Clinical Trials

      In the 1980s, Merrell Dow, now part of Aventis, conducted clinical evaluation of enoximone capsules for the treatment of chronic heart failure. Enoximone capsules were evaluated in approximately 5,000 patients with chronic heart failure in multiple Phase I and Phase II clinical trials conducted in the United States, Europe and Japan. The drug was initially tested at doses that we now consider high, 100 to 300 milligrams administered three times a day. At these high doses, patients treated with enoximone capsules demonstrated clinically significant increases in quality of life scores and maximal exercise capacity. However, in one Phase II placebo-controlled trial involving 151 patients administered enoximone capsules at doses of 100 milligrams or placebo capsules three times a day, there was a statistically significant increase in the mortality rate in the group of patients receiving enoximone capsules compared to the group receiving placebo capsules: 36% of the patients treated with enoximone capsules died during the trial versus 23% of the patients treated with placebo.

      Dr. Michael Bristow, our medical founder and the principal investigator on several previous trials of enoximone capsules, made an unexpected observation during this period: enoximone capsules administered at lower doses appeared to retain efficacy without increasing mortality. Subsequently, Dr. Bristow demonstrated in a series of Phase II clinical trials that:

•	enoximone capsules administered at doses of 25 and 50 milligrams three times a day increased maximal exercise capacity with no increase in mortality in patients with Class II and III chronic heart failure after 12 weeks of treatment (two placebo-controlled trials involving a total of 273 patients);

•	enoximone capsules administered at doses of 25 to 75 milligrams three times a day extended the survival times of patients with Class IV chronic heart failure awaiting a heart transplant (186-patient open-label, parallel-control trial); and

•	enoximone capsules administered at doses of 25 and 50 milligrams three times a day enabled patients with Class IV chronic heart failure, and otherwise too weak to tolerate beta-blockers, to receive and benefit from beta-blocker therapy. These benefits included a significant reduction in the severity of their chronic heart failure symptoms and hospitalization events (30-patient, open-label trial).

      In addition, Dr. Bristow conducted a series of open-label trials of enoximone capsules involving over 200 patients to gather additional clinical data. Based on this extensive clinical experience, we sought and successfully obtained a worldwide license from Aventis (formerly Hoechst Marion Roussel) to enoximone for the treatment of cardiovascular diseases and designed a clinical development program to advance enoximone capsules through the final stages of clinical development.

Overview of Current Phase III Trials

      In June 2000, we initiated our Phase III program to evaluate the safety and efficacy of enoximone capsules for the long-term treatment of patients with advanced chronic heart failure. In these studies, enoximone capsules are being used in addition to standard therapies, including diuretics, ACE inhibitors and beta-blockers. Our Phase III program includes four trials designed to collectively demonstrate that enoximone capsules at doses of 25 or 50 milligrams administered three times a day are effective in reducing hospitalizations, improving symptoms of chronic heart failure, improving quality of life and reducing the need for intravenous inotropic therapy:

•	EMOTE is a randomized, double-blind, placebo-controlled Phase III trial of approximately 200 patients with the most advanced stage of chronic heart failure, and who are dependent on intravenous inotrope therapy. The trial is designed to evaluate the use of enoximone capsules to wean patients off of intravenous inotrope therapy. Patients will receive 26 weeks of treatment. This trial is being conducted in the United States. Patient enrollment began in June 2000 and was completed in July 2003.

•	ESSENTIAL I is a randomized, double-blind, placebo-controlled pivotal Phase III trial of approximately 900 patients with Class III and IV chronic heart failure that are being treated with beta-blockers and other therapies according to current guidelines. The trial will track the time from randomization to cardiovascular hospitalization or death for each patient as the primary endpoint. On average, patients will receive treatment for at least 12 months. This trial is being conducted in North and South America. Patient enrollment began in February 2002.

•	ESSENTIAL II is a pivotal Phase III trial identical in design and size to ESSENTIAL I. This trial is being conducted in Western and Eastern Europe. Patient enrollment began in April 2002.

•	EMPOWER is a randomized, double-blind, placebo-controlled Phase III trial of approximately 175 patients with Class III and IV chronic heart failure. Patients will be treated for 26 to 36 weeks with either (i) placebo, (ii) extended release metoprolol, a frequently prescribed beta-blocker or (iii) extended release metoprolol in combination with enoximone capsules. The primary objective of this study is to determine whether enoximone capsules can increase the tolerability to metoprolol in patients previously shown to be intolerant to beta-blocker treatment. Patient enrollment began in September 2003.

      The ESSENTIAL trials will be considered completed when the accumulated cardiovascular hospitalizations or deaths for patients reaches a pre-specified number. In September 2003, we determined that the rate of occurrence to date of cardiovascular hospitalizations or deaths was lower than originally predicted. As a result, we decided to enroll an additional 400 patients, approximately 200 in each trial. If the ESSENTIAL trials progress as planned, we believe the accumulated cardiovascular hospitalizations or deaths in the trials will reach the pre-specified number by the end of 2004.

      We believe that if the ESSENTIAL trials are successful, they will be adequate to support both United States and European regulatory approval of enoximone capsules. Although we do not believe that EMOTE and EMPOWER will be required for initial regulatory approval, we believe these studies will assist in regulatory and post-approval marketing efforts.

Perfan I.V.

      Perfan I.V. is the intravenous formulation of enoximone that we market in eight European countries. Clinical studies supporting the use of Perfan I.V. were completed in the late 1980s, and the drug was first approved in Europe in 1989. Perfan I.V. is used in a hospital setting to treat patients with acute decompensated heart failure and to wean patients from cardiopulmonary bypass following open-heart surgery. We recorded sales of Perfan I.V. of approximately $2.3 million in 2002. We believe our European sales experience helps prepare us for the potential commercial launch of future products, such as enoximone capsules, ambrisentan and darusentan.

Selective Oral Endothelin Receptor Antagonists: Ambrisentan and Darusentan

      Ambrisentan and darusentan are members of a class of therapeutic agents known as endothelin receptor antagonists, or ETRAs, that can be orally administered. Endothelin is a small peptide hormone that is believed to play a critical role in the control of blood flow and cell growth. Elevated endothelin blood levels are associated with several cardiovascular disease conditions, including pulmonary arterial hypertension, chronic kidney disease, hypertension, chronic heart failure, stroke and restenosis of arteries after balloon angioplasty or stent implantation. Therefore, many scientists believe that agents that block the detrimental effects of endothelin will provide significant benefits in the treatment of these conditions. Recently, it has been discovered that there are two classes of endothelin receptors, ETA and ETB, which play significantly different roles in regulating blood vessel diameter. The binding of endothelin to ETA receptors located on smooth muscle cells causes vasoconstriction, or narrowing of the blood vessels. However, the binding of endothelin to ETB receptors located on the vascular endothelium causes vasodilation through the production of nitric oxide. The activity of the ETB receptor is thought to be counter-regulatory, protecting against excessive vasoconstriction.

      We believe that a significant opportunity exists for a new class of selective ETRAs that bind to the ETA receptor in preference to the ETB receptor. Selective ETA antagonists are likely to block the negative effects of endothelin by preventing the harmful effects of vasoconstriction and cell proliferation, while preserving the beneficial effects of the ETB receptor. We believe that the potential clinical benefits of selective ETA antagonists will position these compounds as the treatment of choice for certain cardiovascular diseases.

      Ambrisentan and darusentan are ETRAs that are highly selective for the ETA receptor. The compounds demonstrate high potency, high bioavailability and half-lives that we believe may be suitable for once a day dosing. We believe the selectivity and potency of these ETRAs may offer significant advantages over non-selective ETRAs, including enhanced efficacy and a reduction in adverse side effects. We have initially chosen to evaluate ambrisentan in pulmonary arterial hypertension and darusentan in uncontrolled hypertension.

Ambrisentan

      Ambrisentan is an ETA selective endothelin receptor antagonist being developed as an oral therapy for patients with pulmonary arterial hypertension. We recently completed a Phase II clinical trial of ambrisentan and we intend to begin pivotal Phase III trials for this indication in the first half of 2004.

Therapeutic Opportunity

      Pulmonary arterial hypertension is a highly debilitating disease of the lungs characterized by severe constriction of the blood vessels in the lungs leading to very high pulmonary arterial pressures. These high pressures make it difficult for the heart to pump blood through the lungs to be oxygenated. Pulmonary arterial hypertension can occur with no known underlying cause, or it can occur secondary to diseases like scleroderma (an autoimmune disease of the connective tissues), cirrhosis of the liver, congenital heart defects and HIV infection. Patients with pulmonary arterial hypertension suffer from extreme shortness of breath as the heart struggles to pump against these high pressures causing such patients to ultimately die of heart failure. Pulmonary arterial hypertension afflicts approximately 40,000 patients, predominantly women, in the United States.

      Mild to moderate pulmonary arterial hypertension is currently treated with calcium channel blockers, diuretics and anticoagulants. As patients advance into more severe stages of disease, moderate to severe pulmonary arterial hypertension, therapeutic options become more limited. Prior to 2001, only continuous intravenous infusion of prostacyclin (Flolan) was available as a treatment for patients with more advanced stages of pulmonary arterial hypertension. In mid-2002, Remodulin, a more stable form of prostacyclin that can be administered via continuous subcutaneous infusion, was approved by the FDA.

      The most significant therapeutic advance for patients with moderate to severe pulmonary arterial hypertension took place in December 2001 with the approval of Tracleer, a twice-a-day oral formulation of bosentan, a non-selective ETRA. Tracleer was demonstrated in clinical trials to improve exercise capacity and quality of life. We believe that ambrisentan could have several additional clinical benefits over existing therapies, including:

•	lower incidence of liver toxicity;

•	once daily dosing based on its half-life; and

•	lower incidence of adverse interactions with other drugs, including anticoagulants.

Overview of Phase II Clinical Results

      In September 2003, we completed a randomized, double-blind, multi-center, dose-ranging Phase II study evaluating the effect of ambrisentan on exercise capacity of patients with moderate to severe pulmonary arterial hypertension. Exercise capacity was the primary efficacy endpoint and was measured as the change from baseline in the six-minute walk test distance after 12 weeks of treatment. The secondary endpoints were Borg Dyspnea Index, Patient Global Assessment and World Health Organization, or WHO, Functional Class, which are tests used by physicians to assess the severity of pulmonary arterial hypertension. Right heart and pulmonary artery hemodynamics (blood pressures and blood flow in the heart and lungs) were evaluated in a subset of patients.

      A total of 64 patients were randomized to one of four ambrisentan dose groups (1.0, 2.5, 5.0 or 10.0 milligrams). Doses were administered orally once a day for 12 weeks. After 12 weeks of treatment, patients were allowed to enter an optional 12-week open-label extension period of the study followed by an optional long-term open-label safety study that is currently ongoing. The results of this trial demonstrated:

•	a statistically significant and clinically meaningful increase in the primary efficacy endpoint (six-minute walk test) in all four ambrisentan dose groups;

•	an improvement in all secondary endpoints and pulmonary vascular hemodynamics;

•	ambrisentan was generally safe and well tolerated;

•	among the patients taking anticoagulant therapy, there were no apparent harmful interactions with anticoagulants requiring dose adjustments; and

•	a low incidence of potential liver toxicity as assessed by liver function tests.

      Abnormal elevations of liver function test (LFT) results, indicative of potential liver toxicity, have previously been reported as complications in trials of other endothelin receptor antagonists. LFT abnormalities were defined in our study as a confirmed serum aminotransferase level greater than three times the upper limit of the normal range. During the 12-week blinded treatment period of this trial, one patient was taken off ambrisentan due to an abnormally high LFT result (eight times the upper limit of the normal range). After halting treatment, the patient’s serum aminotransferase level returned to a normal level without apparent adverse effects on the patient’s health. During the second 12-week open-label extension period, another patient had their dose of ambrisentan reduced due to a confirmed abnormally high LFT result. Two additional patients had LFT results that fluctuated above the normal range during the open-label extension period, and on one occasion each had an initial LFT result that was marginally above the threshold of three times the upper limit of the normal range, but upon repeat testing, the results were below the threshold.

Planned Phase III Trials

      We expect to initiate our pivotal Phase III trials for ambrisentan in pulmonary arterial hypertension in the first half of 2004. As in our Phase II trial, these trials will evaluate the effect of ambrisentan on exercise capacity as measured by a six-minute walk test. The Borg Dyspnea Index, WHO Functional Class, quality of life assessment and time to clinical worsening will be secondary endpoints.

Darusentan

      Darusentan is an ETA selective endothelin receptor antagonist being developed as an oral therapy for patients with uncontrolled hypertension. We intend to begin a Phase IIb trial evaluating the compound in patients with uncontrolled hypertension associated with chronic kidney disease in 2004.

Therapeutic Opportunity

      Hypertension affects approximately 50 million individuals in the United States and approximately one billion worldwide. Despite the availability and use of several classes of drugs (diuretics, ACE inhibitors, angiotensin receptor blockers, beta-blockers, calcium channel blockers) to treat hypertension, a very significant percentage of these patients do not achieve blood pressures within the recommended range, a condition described as “uncontrolled hypertension.” The higher the blood pressure, the greater the chance of heart attack and stroke. The relationship between blood pressure and cardiovascular events is continuous, consistent and independent of other risk factors.

      The relationship between blood pressure and cardiovascular events is particularly true for patients with chronic kidney disease. Chronic kidney disease is a progressive condition that is often associated with diabetes and leads to end-stage kidney failure. Patients with end-stage kidney failure experience a high rate of mortality, primarily due to cardiovascular events such as heart attack and stroke. The National Kidney Foundation estimates that 20 million people have chronic kidney disease and an additional 20 million more are at risk of developing chronic kidney disease and that hypertension is the second leading cause of the condition in the United States, accounting for 23% of all cases. The majority of patients with chronic kidney disease suffer from hypertension and approximately 75% of all patients are being treated with anti-hypertensive agents. Unfortunately, the blood pressure of over 70% of the patients receiving anti-hypertensive therapy remains uncontrolled. We believe that there is a significant opportunity for an agent that is capable of improving control of blood pressure in this patient population, leading to the potential for enhanced patient outcomes, such as a reduction in the number of serious cardiac events.

Overview of Prior Phase II Clinical Results

      In 2000, the safety and efficacy of darusentan were evaluated by Abbott Laboratories in approximately 390 patients with hypertension in a randomized, double-blind, placebo-controlled, multi-center Phase II trial. The primary endpoint in the trial was change in resting diastolic blood pressure. Changes in systolic blood pressure and pulse rate were secondary endpoints.

      The results of this study demonstrated that darusentan produced statistically significant and clinically meaningful reductions in diastolic and systolic blood pressures in a dose-dependent manner. Pulse rate remained unchanged in all groups. Headache was the most commonly reported adverse event, with no relevant difference among placebo and active treatment groups. Flushing and peripheral edema were seen in a dose-dependent fashion in the active treatment groups only. There were no treatment-related abnormal elevations in liver enzymes in the study.

Overview of Planned Phase IIb Trial

      Our Phase IIb dose ranging study will be designed to determine the safety, efficacy and appropriate dose of darusentan for lowering blood pressure in patients with uncontrolled hypertension associated with chronic kidney disease. Upon successful completion of this study, we intend to conduct our Phase III clinical trial program in a similar patient population.

Other Indications

      Endothelin appears to be involved in the progression of several other cardiovascular conditions, including chronic heart failure, acute renal failure, stroke and restenosis of arteries after balloon angioplasty or stent implantation. We believe that ETA selective ETRAs, such as ambrisentan or darusentan, could have therapeutic potential in some of these indications and we are currently evaluating whether to pursue any of these additional indications.

Discovery Research

      The goal of our target and drug discovery research is to discover and develop disease-modifying drugs for chronic heart failure and related disorders. Our discovery research involves the integration of three research programs supported by a proprietary heart tissue bank, and involves collaborations with the academic laboratories of three prominent scientists working in heart muscle disease: Dr. Eric Olson at the University of Texas Southwestern Medical Center (UTSWMC), Dr. Michael Bristow at the University of Colorado Health Science Center (UCHSC) and Dr. Leslie Leinwand at the University of Colorado (UC). Our internal research program, augmented by the work of our academic collaborators, has led to the identification of several novel targets for drug discovery, and we are now screening chemical libraries with high-throughput assays based on these targets. Several lead chemical structures have been identified that block abnormal growth of heart muscle cells, or cardiomyocyte hypertrophy. Further characterization and evaluation of these compounds is underway.

•	Cardiac signaling pathways. Patients with chronic heart failure develop an enlargement of the heart called cardiac hypertrophy. The causes and effects of cardiac hypertrophy have been extensively documented, but the underlying molecular mechanisms that link the molecular signals to cell changes, or cardiac signaling pathways, remain poorly understood. Understanding these signaling pathways is a central theme of Dr. Olson’s laboratories at UTSWMC and the subject of a research program that we sponsor. This work has led to the discovery of several key signaling pathways that control cardiac hypertrophy.

•	Fetal gene program. One of the characteristic changes that occur in a failing heart is a change in gene expression wherein fetal genes that were turned off shortly after birth are reactivated in the disease process. Although this response may initially be beneficial to a patient with chronic heart failure, it becomes harmful as the disease progresses. Our scientists and academic collaborators at UCHSC and UC are focused on identifying the set of fetal genes that are reactivated in chronic heart failure, understanding the consequences of their reactivation and discovering the means to control their expression. Our work has led to the discovery of what we believe to be an important gene reactivation that occurs in the failing human heart, which appears to be responsible for weakening the contraction of the heart.

•	Cardiogenomics and cardioproteomics. We have initiated a survey of the genes (cardiogenomics) and proteins (cardioproteomics) that are expressed in normal and diseased human hearts. Knowledge of these differences might allow us to identify the complete set of genes that are involved in the disease process. Our cardiogenomics efforts have led to the identification of more than 200 genes that might be involved in the failing heart. We believe many of these genes code for novel proteins not defined in public databases.

•	Heart tissue bank. Through a license from UCHSC, we have access to what we believe is one of the largest collections of diseased and non-diseased human heart tissue. Dr. Michael Bristow and his team have worked since 1987 in close collaboration with heart transplant centers to collect a growing quantity of high quality, well- characterized heart tissue. The heart tissue bank is a valuable resource in supporting all aspects of our target discovery program including: (i) identifying genes and proteins that are differentially expressed in human heart failure, (ii) confirming that signaling pathways discovered in animal models have relevance to human cardiovascular disease and (iii) elucidating the reactivation of fetal genes.

      We believe our advanced understanding of the biology of cardiovascular disease combined with our clinical development expertise in cardiovascular therapeutics allows us to identify, license or acquire products. We intend to enter into collaborations with pharmaceutical and biotechnology companies that allow us to build upon our expertise in cardiovascular disease, including acquiring additional product candidates. We will seek arrangements that improve our ability to move new compounds into the clinic and new products into the marketplace.

Sales and Marketing

      Assuming that we receive regulatory approval for our product candidates, we plan to commercialize them by building a focused sales and marketing organization complemented by co-promotion arrangements with pharmaceutical or biotechnology partners. Our sales and marketing strategy is to:

•	Build a direct sales force. We believe that a relatively small sales force could effectively reach the specialists and medical institutions that treat the majority of patients in indications such as advanced chronic heart failure and pulmonary arterial hypertension. We intend to build this sales force ourselves or through a contract sales organization.

•	Build a marketing organization. We plan to build a marketing and sales management organization to develop and implement product plans and support our sales force.

•	Establish co-promotion alliances. We intend to enter into co-promotion arrangements with larger pharmaceutical or biotechnology firms when necessary to reach larger markets than would be possible with our own sales force.

      We currently market Perfan I.V. through local distributors in Belgium, France, Germany, Ireland, Italy, Luxembourg, the Netherlands and the United Kingdom.

Licensing Agreements and Collaborations

      In October 1998, we entered into a license agreement with Aventis (formerly Hoechst Marion Roussel) under which we received an exclusive worldwide license to develop and commercialize enoximone. In consideration for the license, we paid Aventis initial license fees totalling $5.5 million, and we are obligated to pay royalties based on net sales of enoximone for a period of 10 years beginning with the first commercial sale on a country-by-country basis. If we fail to commercialize enoximone capsules in certain markets, Aventis may market the product on its own in the affected countries, paying us a royalty on its sales. The agreement is of indefinite term, although Aventis may terminate the agreement if we fail to use reasonable commercial diligence to develop and commercialize enoximone capsules. In addition, either party may terminate the agreement under certain circumstances, including a material breach of the agreement by the other.

      In October 2001, we entered into a license agreement with Abbott under which we received an exclusive worldwide license from Abbott to develop and commercialize ambrisentan. In consideration for the license, we paid Abbott initial license fees totalling $4.6 million and are obligated to pay future license fees of $1.2 million as well as milestone payments and royalties based on net sales of ambrisentan. If we successfully develop ambrisentan in pulmonary arterial hypertension, we will be required to make milestone payments totalling $6.0 million. If we fail to commercialize ambrisentan in certain markets, Abbott may market the product on its own in the affected countries, paying us a royalty on its sales. We must use reasonable diligence to develop and commercialize ambrisentan and to meet milestones in completing certain clinical work. The agreement is of indefinite term, although either party may terminate the agreement under certain circumstances, including a material breach of the agreement by the other.

      In June 2003, we entered into a license agreement with Abbott under which we received an exclusive worldwide license from Abbott to develop and commercialize darusentan. In consideration for the license, we paid Abbott initial license fees of $3.0 million and are obligated to pay future license fees of $6.0 million as well as milestone payments totalling $25.0 million if we successfully commercialize the drug for a single indication. Additional milestone payments would be due if we commercialize darusentan for additional indications. However, in no event would we be obligated to pay more than $50.0 million in total milestone and license fees. In addition, we will owe royalties based on net sales of darusentan. If we seek a co-promotion arrangement for darusentan in any country or group of countries, Abbott has the right of first negotiation. Abbott also has the option to be our exclusive development and commercialization partner for darusentan in Japan, upon terms to be negotiated. If we do not commercialize darusentan in certain markets, Abbott may market the product on its own in the affected countries, paying us a royalty on its sales. We must use reasonable commercial diligence to develop and commercialize darusentan and to meet milestones in completing certain clinical work. The term of the agreement is indefinite, however, either party may terminate the agreement under certain circumstances, including a material breach of the agreement by the other.

      We also hold four other license agreements relating to intellectual property and patents. In September 1998, we entered into an exclusive license agreement, with the right to sublicense, with the University Technology Corporation, or UTC, an affiliate of UC, that allows us access to several different patents relating to the treatment of heart failure. This exclusive license may be subject to certain rights of the U.S. Government if any of the licensed subject matter is developed under a governmental funding agreement. We must use commercially reasonable efforts to bring one or more products to market and, in order to retain an exclusive license, must meet certain milestones, including providing forecast reports and selling a minimum amount of product. In consideration for the license, we paid UTC an initial fee of $5,900, and we are obligated to pay future license maintenance fees of $4,250 per annum, as well as royalties which are based upon net sales of the licensed products. Under this license agreement, we also have the primary responsibility of applying for and maintaining any patent or intellectual property rights. UTC may only assume such responsibility in the event that we decide not to do so. This agreement may be terminated by either party upon breach of the agreement, or we may cancel the agreement upon six months’ notice to UTC.

      In December 1999, we entered into a Patent and Technology License Agreement with the University of Texas System, or the University, which gives us exclusive rights, with the right to sublicense, to certain patents and technology relating to cardiac hypertrophy and heart failure. Concurrently, we entered into a Sponsored Research Agreement with the University to fund research at UTSWMC. Rights to inventions arising from the sponsored research are included within the exclusive license granted by the license agreement. This exclusive license, signed concurrently with a Sponsored Research Agreement, may be subject to certain rights of the U.S. Government if any of the licensed subject matter is developed under a governmental funding agreement. In consideration for the license, we paid an initial license fee of $50,000 and are obligated to pay future annual fees, a percentage of sublicense revenue and royalties based upon net sales. Additionally, we are obligated to make milestone payments for any drugs developed from the licensed technology, up to a maximum of $3.2 million in the case of a drug for which an application for marketing approval is filed. Patent prosecution and maintenance is carried out by a mutually agreed upon patent attorney, but we are obligated to reimburse the University for the associated patent costs. This license agreement will continue on a country by country basis in many cases until the last patent expires. There are also provisions that allow termination of the license agreement upon breach of the license, upon our insolvency, or upon written mutual agreement between Myogen and the University. We must diligently attempt to commercialize a licensed or identified product or the University has certain rights to cancel the exclusivity of the license agreement if we fail to provide written evidence within sixty days of our commercialization attempts. Similarly, the University can completely terminate the license agreement in the future if we fail to provide written evidence of our commercialization attempts within sixty days.

      In January 2002, we entered into a second Patent and Technology License Agreement and related Sponsored Research Agreement with the University. The license grants us exclusive rights, with the right to sublicense, to certain patents and technology relating to cardiac hypertrophy, heart disease, and heart failure, including inventions that arise during the conduct of the sponsored research. The patent and technology license is also subject to certain rights of the U.S. Government if any of the licensed subject matter is developed under a governmental funding agreement. In consideration for this license, we paid an initial license fee totalling $35,000 and have an obligation to pay milestone payments potentially totalling $400,000, a percentage of sublicense revenue and royalties based upon a percentage of net sales. Provided we maintain the Sponsored Research Agreement, we do not have annual fees on either this license or the 1999 license; otherwise we would be obligated to pay annual fees of $50,000 per year. In addition, we are obligated to reimburse the University for patent expenses. For most products, this agreement will terminate upon the last to expire patent. There are also provisions that allow termination upon breach of the license, upon insolvency of the licensee, or upon written mutual agreement between Myogen and the University. This license agreement is also subject to the terms of the Sponsored Research Agreement entered into concurrently with the Patent and Technology License Agreement, under which we currently pay $250,000 per annum through March 31, 2007.

      We continue to maintain a close working relationship with three of our academic founders: Dr. Michael Bristow, our Chief Science and Medical Officer and head of cardiology at UC, Dr. Leslie Leinwand, chairperson of molecular, cellular and developmental biology at UC and Dr. Eric Olson, chairman of molecular biology at UTSWMC. Dr. Olson serves as an active consultant, frequently visiting our laboratories and collaborating closely both in research areas and in our discussions with larger pharmaceutical firms. In the case of both laboratories, we have an option allowing us to acquire the rights to future cardiovascular discoveries. Both universities own shares of our stock.

      We also intend to selectively enter into collaborations with other pharmaceutical or biotechnology companies that allow us to build upon our expertise in heart disease.

Intellectual Property and Patents

      The primary patents covering enoximone expired in 2000 in the United States and 2001 in most of the major markets in Europe. In the United States, the Hatch-Waxman Act of 1984 provides up to five years of market exclusivity from the date of marketing approval by the FDA for any new chemical entity. We believe that enoximone capsules will meet the Act’s various criteria and therefore we expect to receive five years of marketing exclusivity in the United States, when and if enoximone capsules are approved. In Europe, similar legislative enactments provide exclusivity on the data package used by a drug sponsor to obtain registration for a product with an expired compound patent. This protection is awarded for six to 10 years, depending on the country and registration approach taken by the sponsor.

      We have licensed from UC a patent with broad claims for the use of positive inotropes, including enoximone, to stabilize patients who are otherwise hemodynamically too unstable to accept beta-blocker therapy without such stabilization. The European counterpart application is currently undergoing prosecution.

      We plan to commission the development of a proprietary extended-release oral form of enoximone to reduce dosing frequency to once per day. We expect that this new formulation could provide market exclusivity to the extended release formulation of enoximone capsules beyond the expiration of legislative protections for immediate release enoximone capsules.

      The primary patents covering ambrisentan and darusentan expire in 2015 in the United States and most markets in Europe.

      We have exclusive licenses to over 25 patent applications covering technology for the diagnosis and treatment of heart failure. Under our licenses, and associated sponsored research agreements, we have been granted a right of first refusal to certain future discoveries in the field of heart disease from UC and UTSWMC. We have either assumed responsibility for the prosecution of the patent applications or have significant input thereon.

Competition

      The pharmaceutical industry is highly competitive. We face significant competition from pharmaceutical companies and biotechnology companies that are researching and selling products designed to treat cardiovascular disease. Many of these companies have significantly greater financial, manufacturing, marketing and product development resources than we do. Large pharmaceutical companies in particular have extensive experience in clinical testing and in obtaining regulatory approvals for drugs. These companies also have significantly greater research capabilities than we do. Several pharmaceutical and biotechnology companies have established themselves in the field of cardiovascular disease. In addition, many universities and private and public research institutes are active in cardiovascular research, some in direct competition with us. We also must compete with these organizations to recruit scientists and clinical development personnel. Significant competitors working on treatments for chronic heart failure, pulmonary arterial hypertension and/or uncontrolled hypertension are Actelion Ltd., Encysive Pharmaceuticals, Inc.,

GlaxoSmithKline plc, Orion Pharma, United Therapeutics Corp., Vasogen Inc. and most other major pharmaceutical companies.

      A number of companies, including Encysive Pharmaceuticals, Inc., have ETA receptor selective antagonist compounds in later stage clinical development in indications competitive with ambrisentan. Encysive’s sitaxsentan is in clinical trials for the treatment of pulmonary arterial hypertension and could be approved for marketing before ambrisentan. Several companies have non-selective endothelin antagonists in development and on the market. In particular, Actelion Ltd. markets Tracleer (bosentan), a non-selective endothelin receptor antagonist for the treatment of pulmonary arterial hypertension. In addition, Pfizer Inc is conducting trials to expand the label for sildenafil to include the treatment of pulmonary arterial hypertension.

Manufacturing

      The production of enoximone, ambrisentan, and darusentan employ small molecule organic chemistry procedures standard for the pharmaceutical industry. We plan to continue to outsource manufacturing responsibilities for these and any additional future products. This manufacturing strategy allows us to direct our financial and managerial resources to the development and commercialization of products rather than the establishment of a manufacturing infrastructure.

Governmental Regulation and Product Approval

      The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our products.

      The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

•	pre-clinical laboratory and animal tests;

•	submission of an investigational new drug application, or IND, which must become effective before clinical trials may begin;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use;

•	pre-approval inspection of manufacturing facilities and selected clinical investigators; and

•	FDA approval of a new drug application, or NDA, or NDA supplement.

      The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any new approvals for our products will be granted on a timely basis, if at all.

      Prior to commencing the first clinical trial, we must submit an IND to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Our submission of an IND may not result in FDA authorization to commence a clinical trial. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development, and the FDA must grant permission for each clinical trial to start and continue. Further, an independent institutional review board for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center.

      For purposes of NDA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

•	Phase I: The drug is initially given to healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.

•	Phase II: Studies are conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage. Multiple Phase II clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase III clinical trials. In some cases, a sponsor may decide to run what is referred to as a “Phase IIb” evaluation, which is a second, confirmatory Phase II trial that could, if positive, serve as a pivotal trial in the approval of a drug.

•	Phase III: When Phase II evaluations demonstrate that a dosage range of the product is effective and has an acceptable safety profile, Phase III trials are undertaken to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety in an expanded patient population at multiple clinical study sites.

      Clinical trials are designed and conducted in a variety of ways. A “placebo-controlled” trial is one in which the trial tests the results of a group of patients, referred to as an “arm” of the trial, receiving the drug being tested against those of an arm that receives a placebo, which is a substance that the researchers know is not therapeutic in a medical or chemical sense. In a “double-blind” study, neither the researcher nor the patient knows into which arm of the trial the patient has been placed, or whether the patient is receiving the drug or the placebo. “Randomized” means that upon enrollment patients are placed into one arm or the other at random by computer. “Parallel control” trials generally involve studying a patient population that is not exposed to the study medication (i.e., is either on placebo or standard treatment protocols). In such studies experimental subjects and control subjects are assigned to groups upon admission to the study and remain in those groups for the duration of the study. An “open label” study is one where the researcher and the patient know that the patient is receiving the drug. A trial is said to be “pivotal” if it is designed to meet statistical criteria with respect to pre-determined “endpoints,” or clinical objectives, that the sponsor believes, based usually on its interactions with the relevant regulatory authority, will be sufficient for regulatory approval. In most cases, two “pivotal” clinical trials are necessary for approval.

      Regulatory authorities or an institutional review board or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

      The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These so-called Phase IV studies may be made a condition to be satisfied after a drug receives approval. The results of Phase IV studies can confirm the effectiveness of a product candidate and can provide important safety information to augment the FDA’s voluntary adverse drug reaction reporting system.

      The results of product development, pre-clinical studies and clinical trials are submitted to the FDA as part of an NDA, or as part of an NDA supplement, for approval of a new indication if the product candidate is already approved for another indication. The FDA may deny approval of an NDA or NDA supplement if the applicable regulatory criteria are not satisfied, or it may require additional clinical data and/or an additional pivotal Phase III clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA or NDA supplement does not satisfy the criteria for approval. Once issued, the FDA may withdraw product approval if ongoing regulatory standards are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products which have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

      Satisfaction of FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Typically, if a drug product is intended to treat a chronic disease, as is the case with the product candidates we are developing, safety and efficacy data must be gathered over an extended period of time, which can range from six months to three years or more. Government regulation may delay or prevent marketing of product candidates or new diseases for a considerable period of time and impose costly procedures upon our activities. We cannot be certain that the FDA or any other regulatory agency will grant approvals for new indications for our product candidates on a timely basis, if at all. Success in early stage clinical trials does not ensure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Even if a product candidate receives regulatory approval, the approval may be significantly limited to specific disease states, patient populations and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain, additional regulatory approvals for enoximone or ambrisentan would harm our business. In addition, we cannot predict what adverse governmental regulations may arise from future United States or foreign governmental action.

      Any products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with current Good Manufacturing Practices, or cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers in order to ensure that the product meets applicable specifications. We cannot be certain that we or our present or future suppliers will be able to comply with the cGMP and other FDA regulatory requirements. If our present or future suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, require us to recall a drug from distribution, or withdraw approval of the NDA for that drug.

      The FDA closely regulates the marketing and promotion of drugs. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use.

      The FDA’s policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our product candidates or approval of new diseases for our existing products. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

Legal Proceedings

      We are not involved in any material legal proceedings.

Facilities

      We currently lease approximately 22,000 square feet of office and laboratory space in Westminster, Colorado. The lease expires on February 28, 2007, although we can elect to terminate the lease two years early, subject to an early termination payment. We have an option to extend the lease until 2014.

Employees

      As of September 30, 2003, we had 53 employees.

MANAGEMENT

Executive Officers and Directors

      The following table sets forth, as of September 30, 2003, certain information concerning our executive officers and directors:

Name	Age	Position

J. William Freytag, Ph.D.	52	President, Chief Executive Officer and Chairman
Michael R. Bristow, M.D., Ph.D.	58	Chief Science and Medical Officer and Director
Michael J. Gerber, M.D.	50	Senior Vice President of Clinical Development and Regulatory Affairs
John R. Julian	59	Senior Vice President of Commercial Development
Richard J. Gorczynski, Ph.D.	55	Vice President of Research and Development
Joseph L. Turner	52	Vice President of Finance and Administration, Chief Financial Officer, Treasurer and Secretary
Rodney A. Ferguson, J.D., Ph.D.(1) .	47	Director
Jerry T. Jackson	62	Director
Daniel J. Mitchell(1)(2)	46	Director
Arnold L. Oronsky, Ph.D.(2)	62	Director
Andrew N. Schiff, M.D.(1)	38	Director
Sigrid Van Bladel, Ph.D.	38	Director

(1)	Member of the compensation committee.

(2)	Member of the audit committee.

Executive Officers

      J. William Freytag, Ph.D. Dr. Freytag has served as our President and Chief Executive Officer and as a Director since July 1998 and as Chairman of our Board since December 2000. From May 1998 to July 1998, Dr. Freytag was an independent consultant to the healthcare industry. From October 1994 to May 1998, Dr. Freytag was a Senior Vice President at Somatogen, Inc., a biopharmaceutical company, where he was responsible for corporate and commercial development. Prior to Somatogen, he was President of Research and Development at Boehringer Mannheim Corporation, an international healthcare company, from May 1990 to September 1994. Previously, Dr. Freytag spent ten years with DuPont Medical Products in various research and business positions. Dr. Freytag received a Ph.D. in biochemistry from the University of Kansas Medical Center.

      Michael R. Bristow, M.D., Ph.D. Dr. Bristow was the founder of Myogen and has served as our Chief Science and Medical Officer and as a Director since October 1996. Dr. Bristow is currently Professor of Medicine and Head of Cardiology at the University of Colorado, and Co-Director of the University of Colorado Cardiovascular Institute. He is the author of over 300 peer-reviewed publications and chapters on heart failure or cardiomyopathy for cardiology textbooks, including Braunwald’s “Heart Disease: A Textbook of Cardiovascular Medicine” and Hurst’s “The Heart.” Dr. Bristow holds an M.D. and Ph.D. from the University of Illinois.

      Michael J. Gerber, M.D. Dr. Gerber has served as our Senior Vice President of Clinical Development and Regulatory Affairs since February 2002. From October 2001 to February 2002, Dr. Gerber was an independent consultant to the healthcare industry. From July 1999 until October 2001, Dr. Gerber was Senior Vice President, Clinical Development and Regulatory Affairs of Allos Therapeutics, Inc., a pharmaceutical company. Dr. Gerber also served as Vice President, Medical Affairs of Allos from November 1994 until July 1999. From 1991 to 1994, Dr. Gerber was Executive Director, Clinical Sciences and Medical Affairs at Somatogen Inc., where he directed nonclinical and clinical development. Prior to joining

Somatogen, Dr. Gerber had been in private practice since 1987 and directed the Pulmonary Drug Evaluation Program subsidiary of Pulmonary Consultants, Inc. Dr. Gerber is board certified in internal, pulmonary and critical care medicine, and is Clinical Assistant Professor of Medicine at the University of Colorado Health Sciences Center. Dr. Gerber received his M.D. from the University of Colorado School of Medicine.

      John R. Julian. Mr. Julian has served as our Senior Vice President of Commercial Development since April 2000. From June 1999 to March 2000, Mr. Julian worked as an independent consultant. From October 1994 to May 1999, Mr. Julian was Senior Vice President of Worldwide Marketing for ICN Pharmaceuticals, Inc., a pharmaceutical company. From 1967 to October 1994, Mr. Julian held a variety of management positions with Merrell Dow, Inc. and Marion Merrell Dow Pharmaceuticals, Inc., including Director, Global Commercial Development from 1985 to 1989, and Vice President, Marketing for the U.S. pharmaceutical division from 1990 to 1994. During his career, Mr. Julian was responsible for a number of new product introductions including Perfan I.V., Seldane, Nicorette, Nicoderm and Cardizem CD. Mr. Julian holds a B.S. in marketing from the University of Illinois.

      Richard J. Gorczynski, Ph.D. Dr. Gorczynski has served as our Vice President of Research and Development since December 1998. From December 1994 to November 1998, Dr. Gorczynski was Vice President of R&D for Somatogen, Inc. From September 1985 to November 1994, Dr. Gorczynski served as Executive Director of Cardiovascular Diseases Research for Monsanto-Searle Pharmaceuticals. From September 1976 to August 1985, Dr. Gorczynski was head of Pharmacology at American Critical Care, a pharmaceutical division of American Hospital Supply Corporation. Dr. Gorczynski holds a Ph.D. in physiology from the University of Virginia School of Medicine.

      Joseph L. Turner. Mr. Turner joined us on a part-time basis in December 1999 as our acting Chief Financial Officer and joined us full-time as our Vice President of Finance and Administration and Chief Financial Officer in September 2000. From July 1999 to May 2000, Mr. Turner was an independent strategic financial consultant to emerging companies. From November 1997 to June 1999, Mr. Turner worked at Centaur Pharmaceuticals, a biopharmaceutical company, where he served in several positions, including Vice President, Finance and Chief Financial Officer. From March 1992 to October 1997, Mr. Turner served as Vice President, Finance and Chief Financial Officer of Cortech, Inc., a biopharmaceutical company. Previously, Mr. Turner spent twelve years with Eli Lilly and Company, where he held a variety of financial management positions both within the United States and abroad. Mr. Turner holds an M.A. in molecular, cellular and developmental biology from the University of Colorado and an M.B.A. from the University of North Carolina.

Directors

      Rodney A. Ferguson, J.D., Ph.D. Dr. Ferguson has served as a Director since August 2001. Dr. Ferguson is a Managing Director in the San Francisco office of JPMorgan Partners, a global private equity firm, and Co-Head of the Life Science and Healthcare Infrastructure Group responsible for all health care investments. Prior to joining JPMorgan Partners in January 2001, Dr. Ferguson was a Partner at InterWest Partners, a venture capital firm focusing on investments in medical technology, from July 1999 to December 2000. Prior to joining InterWest in July 1999, Dr. Ferguson was Senior Director of Business and Corporate Development at Genentech, Inc., a biotechnology company. Prior to joining the business and corporate development department at Genentech in 1993, Dr. Ferguson was Senior Corporate Counsel in Genentech’s legal department. Prior to joining Genentech in 1988, Dr. Ferguson was an associate at McCutchen, Doyle, Brown & Enersen in San Francisco. Dr. Ferguson holds a Ph.D. in Biochemistry from the State University of New York at Buffalo and a J.D. from Northwestern University.

      Jerry T. Jackson. Mr. Jackson has served as a Director since September 2002. Mr. Jackson was employed by Merck & Co., Inc., a pharmaceutical company, from 1965 until his retirement in 1995. During this time, he had extensive experience in sales, marketing and corporate management, including joint ventures. From 1993 until retirement, Mr. Jackson served as Executive Vice President of Merck with broad responsibilities for numerous operating groups, including being President of Merck’s Worldwide Human Health Division in 1993 and Senior Vice President responsible for Merck’s Specialty Chemicals Business in 1991 to 1992. Previously, he was President of Merck’s International Division from 1988 to 1991. Mr. Jackson has served on the board of directors of several biotech pharmaceutical companies and currently is on the board of Alexion Pharmaceuticals, Inc. and Intrabiotics Pharmaceuticals, Inc. Mr. Jackson holds a B.A. in Education from the University of New Mexico.

      Daniel J. Mitchell. Mr. Mitchell has served as a Director since May 1998. Mr. Mitchell founded and is a Manager of Sequel Venture Partners, L.L.C., a venture capital firm formed in January 1997. Mr. Mitchell was a founder of Capital Health Venture Partners, a health care focused venture capital firm, in October 1986 and has been a General Partner from December 1992 to present. Mr. Mitchell holds an M.B.A. from the University of California at Berkeley.

      Arnold L. Oronsky, Ph.D. Dr. Oronsky has served as a Director since October 1998. Dr. Oronsky is General Partner with InterWest Partners, a venture capital firm focusing on investments in medical technology. Dr. Oronsky joined InterWest in a full-time capacity in 1994 after serving as a special limited partner since 1989. In addition to the position of General Partner at InterWest, he also serves as a senior lecturer in the Department of Medicine at Johns Hopkins Medical School. From 1980 to 1993, Dr. Oronsky was the Vice President for Discovery Research at the Lederle Laboratories division of American Cyanamid Company, a pharmaceutical company. From 1970 to 1972, Dr. Oronsky was assistant professor at Harvard Medical School, where he also served as a research fellow from 1968 to 1970. From 1973 to 1976, Dr. Oronsky was the head of the Inflammation, Allergy, and Immunology Research program for Ciba-Geigy Pharmaceutical Company. Dr. Oronsky is a director of BioTransplant Incorporated and Corixa Corporation. Dr. Oronsky holds a Ph.D. from Columbia University’s College of Physicians & Surgeons.

      Andrew N. Schiff, M.D. Dr. Schiff has served as a Director since December 2001. Dr. Schiff joined Perseus-Soros Biopharmaceutical Fund, L.P., a venture capital firm, in September 1999 and currently serves as Managing Director. Since June 1990, Dr. Schiff has practiced internal medicine at The New York Presbyterian Hospital where he is an Assistant Professor of Medicine. Dr. Schiff is a director of Bioenvision, Inc. and Zanett, Inc. Dr. Schiff received his M.D. from Cornell University Medical College and his M.B.A. from Columbia University.

      Sigrid Van Bladel, Ph.D. Dr. Van Bladel has served as a Director since November 1999. Dr. Van Bladel is a Partner with New Enterprise Associates, a venture capital firm, where she has worked since October 1993. Previously, Dr. Van Bladel worked as a research associate with the National Science Foundation of Belgium. Dr. Van Bladel is a director of Xcel Pharmaceuticals, Inc. Dr. Van Bladel holds a “Licenciaat” in Chemistry/ Biotechnology and a Ph.D. from the University of Ghent, Belgium and an M.B.A. from Stanford University.

Board Composition

      Our Board of Directors is authorized to have eight members. We currently have eight directors. Dr. Ferguson, who currently serves as a member of our Board and its compensation committee, has submitted his resignation from the Board of Directors, which will be effective immediately upon the effectiveness of this offering, because of his relationship with JPMorgan Partners, an affiliate of the underwriter. Upon his resignation, one of our authorized seats will be vacant. The number of authorized Directors is determined by resolution of the Board of Directors and our Directors will be elected by the stockholders at each annual meeting of stockholders to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified, or until such Director’s earlier death, resignation or removal. The Board of Directors is authorized to fill vacancies on the Board.

Committees of the Board of Directors

      Our audit committee oversees our corporate accounting and financial reporting process. Our audit committee evaluates the independent auditors’ qualifications; independence and performance; determines the engagement of the independent auditors; approves the retention of the independent auditors to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors on the Myogen engagement team as required by law; reviews our financial statements; reviews our critical accounting policies and estimates and discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements. Our audit committee consists of Mr. Mitchell and Dr. Oronsky, each of whom is an independent member of our Board of Directors.

      Our compensation committee reviews and recommends policy relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the Chief Executive Officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives, and setting compensation of these officers based on such evaluations, as well as making recommendations to the Board of Directors for compensation of Board members. The compensation committee also will administer the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. Our compensation committee consists of Mr. Mitchell and Drs. Ferguson and Schiff.

Director Compensation

      Other than Mr. Jackson, our Directors do not currently receive compensation for service on the Board of Directors or any committee thereof. Directors are reimbursed for reasonable out-of-pocket expenses in connection with attendance at Board and committee meetings. Upon his appointment to the Board, Mr. Jackson was granted an option exercisable for 22,000 shares of our common stock under the 2003 Equity Incentive Plan, which vests over three years.

Compensation Committee Interlocks and Insider Participation

      During 2003, Mr. Mitchell and Drs. Ferguson and Schiff served as members of our compensation committee. None of the members of the compensation committee were executive officers of Myogen. None of our executive officers serve as a member of the Board of Directors or compensation committee of any other entity that has one or more executive officers serving as a member of our Board of Directors or compensation committee.

Executive Compensation

      The following table sets forth all compensation awarded to, earned by or paid to our Chief Executive Officer and our four other most highly compensated executive officers whose total salary and bonus exceeded $100,000 for services rendered to us during 2002. We refer to these executive officers as our “named executive officers” in other parts of this prospectus.

Summary Compensation Table

				Long-Term
				Compensation

	Annual Compensation(1)			Awards

				Securities
			All Other	Underlying
Name and Principal Position	Salary	Bonus	Compensation	Options(#)

J. William Freytag, Ph.D.	$300,000	$39,000	$—	89,813
President, Chief Executive Officer and Chairman
Michael J. Gerber, M.D.(2)	219,231	—	—	193,075
Senior Vice President of Clinical Development and Regulatory Affairs
John R. Julian	218,360	—	161,324 (3)	63,609
Senior Vice President of Commercial Development
Richard J. Gorczynski, Ph.D.	207,955	—	—	77,596
Vice President of Research and Development
Joseph L. Turner	196,100	—	—	54,485
Vice President of Finance and Administration and Chief Financial Officer

(1)	We have omitted perquisites and other personal benefits that do not exceed the lesser of $50,000 or 10% of the executive officer’s annual salary and bonus disclosed in this table. We have also omitted information regarding group life and health insurance benefits that do not discriminate in favor of our directors or executive officers and are generally available to all salaried employees.

(2)	Dr. Gerber became our Senior Vice President of Clinical Development and Regulatory Affairs in February 2002.

(3)	Represents payments of certain relocation expenses and tax gross-up payments related to relocation expenses.

Stock Options

      The following table sets forth information regarding options granted to each of our named executive officers during 2002. All options granted by us in 2002 were granted under our 1998 Equity Incentive Plan, prior to its amendment and restatement as the 2003 Equity Incentive Plan. These options have a term of ten years. See “Employee Benefit Plans” for a description of the material terms of these options. During 2002, we granted to employees options to purchase 620,579 shares of common stock. Options were granted at an exercise price equal to the fair market value of our common stock, as determined in good faith by the Board of Directors. The Board of Directors determined the fair market value based on our financial results and prospects. Potential realizable values are net of exercise price before taxes and are based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the ten-year term. These numbers are calculated based on Securities and Exchange Commission requirements and do not reflect our projection or estimate of future stock price growth.

Option Grants in 2002

	Individual Grants				Potential Realizable
					Value at Assumed
		Percent of			Annual Rates of Stock
	Number of	Total Options			Price Appreciation
	Securities	Granted to	Exercise		for Option Term
	Underlying	Employees in	Price Per	Expiration
Name	Options Granted	2002	Share	Date	5%	10%

J. William Freytag	89,813(1)	14.5%	$1.25	07/17/12	$2,082,172	$3,382,011
Michael J. Gerber	150,000(2)	24.2	1.25	02/29/12	3,477,513	5,648,420
	43,075(1)	6.9	1.25	07/17/12	998,626	1,622,038
John R. Julian	63,609(1)	10.3	1.25	07/17/12	1,474,674	2,395,269
Richard J. Gorczynski	77,596(1)	12.5	1.25	07/17/12	1,798,941	2,921,966
Joseph L. Turner	54,485(1)	8.8	1.25	07/17/12	1,263,149	2,051,695

(1)	The options vest four years after the date of grant, provided however, 50% of the options shall vest upon the closing of this offering, with the remaining shares vesting when the value of our fully diluted outstanding stock exceeds $1.0 billion.

(2)	25% of the options vest on March 1, 2004. The remaining 75% vest in 36 equal monthly installments thereafter.

      The percent of total options granted to employees in the above table is based on 620,579 total options granted in 2002. The options are subject to termination prior to the expiration date in the event of the optionee’s death, disability or termination of employment, as set forth in the option plan. Options were granted at an exercise price equal to or greater than the fair market value of our capital stock on the date of grant, as determined by our Board of Directors on the date of grant.

      The potential realizable value is calculated based on the term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance or our opinion as to the current value of the options. In addition, the potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock. The potential realizable values at 5% and 10% appreciation are calculated by:

•	multiplying the number of shares of common stock under the option by an assumed initial public offering price of $15.00 per share;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the options; and

•	subtracting from that result the aggregate option exercise price.

2002 Option Values

      The following table sets forth information concerning the number and value of exercisable and unexercisable options held by each of the named executive officers as of December 31, 2002. The value of unexercised in-the-money options at December 31, 2002 represents an amount equal to the difference between the assumed initial public offering price of $15.00 per share and the option exercise price, multiplied by the number of unexercised in-the-money options. An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the option.

			Number of
			Securities Underlying		Value of Unexercised
			Unexercised Options		in-the-Money Options
	Shares		at December 31, 2002		at December 31, 2002(1)
	Acquired on	Value
Name	Exercise	Realized(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

J. William Freytag	40,000	$554,000	124,853	375,710	$1,716,966	$5,165,903
	1,250	15,625
Michael J. Gerber	—	—	28,124	164,950	386,713	2,268,071
John R. Julian	—	—	64,224	152,985	884,265	2,102,867
Richard J. Gorczynski	16,500	239,250	22,908	116,835	318,619	1,605,257
	4,125	57,131
	527	6,587
Joseph L. Turner	7,600	105,260	34,764	128,621	476,921	1,767,470
	6,000	83,100

(1)	The value realized upon exercise is based on the assumed initial public offering price of $15.00 per share, minus the exercise price, multiplied by the number of shares issued upon exercise of the option.

Employment Agreements

      We have employment agreements which will become effective upon the closing of this offering, each of which contains non-compete provisions, with Dr. Freytag, Dr. Bristow, Dr. Gerber, Mr. Julian, Dr. Gorczynski and Mr. Turner.

      In the event of termination without cause, or voluntary resignation with good cause, Drs. Freytag and Bristow are entitled to a severance payment equal to twelve months salary or, if such termination or resignation occurs as of, or within 13 months after, a change of control a severance payment equal to eighteen months salary. In the event of termination without cause, or voluntary resignation with good reason, each of Dr. Gerber, Mr. Julian, Dr. Gorczynski and Mr. Turner are entitled to a severance payment equal to six months salary or, if such termination or resignation occurs as of, or within 13 months after, a change in control, a severance payment equal to twelve months salary.

Employee Benefit Plans

2003 Equity Incentive Plan

      Our Board of Directors adopted our 2003 Equity Incentive Plan on September 24, 2003, and our stockholders approved it on September 30, 2003, to be effective upon the closing of the offering. The incentive plan is an amendment and restatement of our 1998 Equity Incentive Plan.

      Administration. The Board of Directors administers the incentive plan unless it delegates administration to a committee. The Board of Directors has the authority to construe, interpret and amend the incentive plan as well as to determine:

•	the grant recipients;

•	the grant dates;

•	the number of shares subject to the award;

•	the exercisability and vesting of the award;

•	the exercise price;

•	the type of consideration; and

•	the other terms of the award.

      Share Reserve. We have reserved a total of 3,923,464 shares of our common stock for issuance under the incentive plan. On January 1 of each year during the term of the plan, beginning on January 1, 2004 through and including January 1, 2013, the number of shares in the reserve automatically will be increased by the lesser of:

•	5% of our then-outstanding shares on a fully-diluted basis, or

•	2,500,000 shares of common stock.

      However, the automatic increase is subject to reduction by the Board of Directors. If the recipient of a stock award does not purchase the shares subject to his or her stock award before the stock award expires or otherwise terminates, the shares that are not purchased again become available for issuance under the incentive plan.

      Eligibility and Types of Awards. The Board of Directors may grant incentive stock options that qualify under Section 422 of the Internal Revenue Code to our employees and to the employees of our affiliates. The Board of Directors may also grant non-statutory stock options, stock bonuses and rights to acquire restricted stock to our employees, directors and consultants as well as to the employees, directors and consultants of our affiliates.

•	A stock option is a contractual right to purchase a specified number of our shares at a specified price (exercise price) for a specified period of time.

•	An incentive stock option is a stock option that meets the requirements of Section 422 of the Internal Revenue Code. This type of option is free from regular federal income tax at both the date of grant and the date of exercise. However, the difference between the fair market value on date of exercise and the exercise price is an item of alternative minimum tax preference unless there is a disqualifying disposition in the year of exercise. If, after exercising an incentive stock option, the holder holds the shares acquired until the later of two years after the grant date of the option and one year after the exercise date, all profit on the sale of our shares acquired by exercising the incentive stock option is long-term capital gain. If the holder sells the stock prior to either of these dates there has been a disqualifying disposition, and a portion of any profit will be taxed at ordinary income rates.

•	A nonstatutory stock option is a stock option that either does not meet the Internal Revenue Code criteria for qualifying incentive stock options or is not intended to be an incentive stock option. It triggers a tax liability upon exercise. This type of option requires payment of state and federal income tax and, if applicable, FICA/ FUTA/ SUTA on the difference between the exercise price and the fair market value of the underlying stock on the exercise date.

•	A restricted stock purchase award is our offer to sell our shares at a price either at or near the fair market value of the shares. A stock bonus, on the other hand, is a grant of our shares at no cost to the recipient in consideration for past services rendered.

      Under certain conditions the Board of Directors may grant an incentive stock option to a person who owns or is deemed to own stock possessing more than 10% of our total combined voting power or the total combined voting power of an affiliate of ours. The exercise price must be at least 110% of the fair market value of the stock on the grant date, and the option term must be five years or less.

      Limits on Option Grants. There are limits on the number of shares that the Board of Directors may grant under an option.

•	Section 162(m) of the Internal Revenue Code, among other things, denies a deduction to publicly held corporations for compensation paid to the Chief Executive Officer and the four highest compensated officers in a taxable year to the extent that the compensation for each officer exceeds $1.0 million. When we become subject to Section 162(m), in order to prevent options granted under the incentive plan from being included in compensation, the Board of Directors may not grant options under the incentive plan to an employee covering an aggregate of more than 2,000,000 shares in any calendar year.

•	In addition, stock options will not be treated as incentive stock options to the extent the value of the underlying shares on the grant date exceeds the $100,000 per year limitation set forth in Section 422(d) of the Internal Revenue Code. In calculating the $100,000 per year limitation, we determine the aggregate number of shares under all incentive stock options granted to that employee that will become exercisable for the first time during a calendar year. For this purpose, we include incentive stock options granted under the incentive plan as well as under any other stock plans that our affiliates or we maintain. We then determine the aggregate fair market value of the stock as of the grant date of the option. Taking the options into account in the order in which they were granted, we treat only the options covering the first $100,000 worth of stock as incentive stock options. We treat any options covering stock in excess of $100,000 as nonstatutory stock options.

      Option Terms. The Board of Directors may grant incentive stock options with an exercise price of not less than the fair market value of a share of our common stock on the grant date. The Board of Directors may grant nonstatutory stock options with an exercise price not less than 85% of the fair market value of a share of our common stock on the grant date.

      The maximum option term is ten years. Subject to this limitation, the Board of Directors may provide for exercise periods of any length in individual option grants. However, generally an option terminates three months after the optionholder’s service to our affiliates and to us terminates. If this termination is due to the optionholder’s disability, the exercise period generally is extended to 12 months. If this termination is due to the optionholder’s death or if the optionholder dies within three months after his or her service terminates, the exercise period generally also is extended to 12 months following the optionholder’s death.

      The Board of Directors may provide for the transferability of nonstatutory stock options but not incentive stock options. However, the optionholder may designate a beneficiary to exercise either type of option following the optionholder’s death. If the optionholder does not designate a beneficiary, the optionholder’s option rights will pass by his or her will or by the laws of descent and distribution.

      Terms of Other Stock Awards. The Board of Directors determines the purchase price of other stock awards. However, the Board of Directors may award stock bonuses in consideration of past services without a purchase payment. Shares that we sell or award under the incentive plan may, but need not be, restricted and subject to a repurchase option in our favor in accordance with a vesting schedule that the Board of Directors determines. The Board of Directors, however, may accelerate the vesting of the restricted stock.

      Other Provisions. Transactions not involving our receipt of consideration, including a merger, consolidation, reorganization, stock dividend, and stock split, may change the class and number of shares subject to the incentive plan and to outstanding awards. In that event, the Board of Directors will appropriately adjust the incentive plan as to the class and the maximum number of shares subject to the incentive plan, to the annual increase to the shares subject to the incentive plan, and to the Section 162(m) limit. It also will adjust outstanding awards as to the class, number of shares and price per share subject to the awards.

      If we dissolve or liquidate, then outstanding stock awards will terminate immediately prior to this event. However, we treat outstanding stock awards differently in the following situations:

•	a sale of substantially all of our assets;

•	a merger or consolidation in which we are not the surviving corporation;

•	a reverse merger in which we are the surviving corporation but the shares of our common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise; or

•	a sale of at least 50% of the outstanding securities of the company.

      In these situations, the surviving entity may either assume or replace all outstanding awards under the incentive plan. If the surviving entity does not assume or replace outstanding awards, then generally the vesting and exercisability of the awards will accelerate.

      In addition, if a participant’s service either is involuntarily terminated without cause or is voluntarily terminated for good reason as of, or within 13 months after, a change in control, then any vesting of an award (and, if applicable, the exercisability of the award) will accelerate. A change in control is defined as the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events: (i) any person becomes the owner, directly or indirectly, of securities representing more than fifty percent (50%) of the combined voting power of our then outstanding securities other than by virtue of a merger, consolidation or similar transaction; (ii) a merger, consolidation or similar transaction involving (directly or indirectly) us and, immediately after the consummation of such merger, consolidation or similar transaction, our stockholders immediately prior thereto do not own, directly or indirectly, outstanding voting securities representing more than fifty percent (50%) of the combined outstanding voting power of the surviving entity in such merger, consolidation or similar transaction or more than fifty percent (50%) of the combined outstanding voting power of the parent of the surviving entity in such merger, consolidation or similar transaction; (iii) our stockholders approve or our Board of Directors approves a plan of complete dissolution or liquidation of Myogen, or a complete dissolution or liquidation of Myogen shall otherwise occur; (iv) a sale, lease, license or other disposition of all or substantially all of our and our subsidiary’s consolidated assets, other than a sale, lease, license or other disposition of all or substantially all of our and our subsidiary’s consolidated assets to an entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are owned by our stockholders in substantially the same proportions as their ownership immediately prior to such sale, lease, license or other disposition; or (v) individuals who, on the date this plan is adopted by the Board of Directors, are members of the Board of Directors, which we refer to as the “Incumbent Board,” cease for any reason to constitute at least a majority of the members of the Board of Directors; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this plan, be considered as a member of the Incumbent Board. For options granted under the 1998 Equity Incentive Plan, of which there are 2,736,856 options outstanding as of September 30, 2003, if a participant’s service is involuntarily terminated without cause or is voluntarily terminated for good reason after a change of control and during the time that any portion of the participant’s awards remain unvested, then any vesting of such awards (and, if applicable, the exercisability of the awards) will accelerate, and shall terminate if not exercised within 30 days. Under the 1998 Equity Incentive Plan, a change of control is defined as: (i) a dissolution, liquidation or sale of substantially all of our assets; (ii) a merger or consolidation in which we are not the surviving entity; or (iii) a reverse merger in which we are the surviving corporation but our shares of common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise.

      The Board of Directors may also reduce the exercise price of outstanding options, cancel options and regrant in their place either options, stock or cash, and take other actions to reprice options under the incentive plan.

      Stock Awards Granted. As of September 30, 2003, we have issued 145,845 shares upon the exercise of options under the incentive plan, none of which have been repurchased and none of which are subject to repurchase; options to purchase 2,736,856 shares at a weighted average exercise price of $2.20 were outstanding; and 292,856 shares remained available for future grant. As of September 30, 2003, the Board of Directors had not granted any stock bonuses or restricted stock under the incentive plan.

      Plan Termination. The incentive plan will terminate in 2013 unless the Board of Directors terminates it sooner.

2003 Employee Stock Purchase Plan

      Our Board of Directors adopted the 2003 Employee Stock Purchase Plan on September 24, 2003, and our stockholders approved it on September 30, 2003, to be effective upon the closing of the offering.

      Share Reserve. We authorized the issuance of 100,000 shares of our common stock pursuant to purchase rights granted to eligible employees under the purchase plan. On January 1 of each year for ten years, beginning on January 1, 2004, through and including January 1, 2013, the number of shares in the reserve automatically will be increased by the lesser of:

•	1.25% of our outstanding shares on a fully-diluted basis, or

•	500,000 shares of common stock.

      However, the Board of Directors may provide for a lesser increase each year.

      Eligibility. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. The purchase plan provides a means by which eligible employees may purchase our common stock through payroll deductions. We implement the purchase plan by offerings of purchase rights to eligible employees. Generally, all of our employees and the employees of our affiliates incorporated in the United States may participate in offerings under the purchase plan. However, no employee may participate in the purchase plan if immediately after we grant the employee a purchase right, the employee has voting power over 5% or more of our outstanding capital stock.

      Offerings. The Board of Directors has the authority to set the terms of an offering. It may specify offerings of up to 27 months where common stock is purchased for accounts of participating employees at a price per share equal to the lower of:

•	85% of the fair market value of a share on the first day of the offering, or

•	85% of the fair market value of a share on the purchase date.

      For the first offering, which will begin on the effective date of this initial public offering, we will offer shares registered on a Form S-8 registration statement. The fair market value of the shares on the first date of this offering will be the price per share at which our shares are first sold to the public as specified in the final prospectus with respect to our initial public offering. Otherwise, fair market value generally means the closing sales price (rounded up where necessary to the nearest whole cent) for such shares (or the closing bid, if no sales were reported) as quoted on the Nasdaq National Market on the trading day prior to the relevant determination date, as reported in The Wall Street Journal.

      The Board of Directors may provide that employees who become eligible to participate after the offering period begins nevertheless may enroll in the offering. These employees will purchase our stock at the lower of:

•	85% of the fair market value of a share on the day they began participating in the purchase plan, or

•	85% of the fair market value of a share on the purchase date.

      The Board of Directors has determined that participants may authorize payroll deductions of up to 15% of their base compensation for the purchase of stock under the purchase plan. These employees may end their participation in the offering at any time prior to a purchase date. Their participation ends automatically on termination of their employment.

      Other Provisions. A participant’s right to purchase our stock under the purchase plan, plus any other purchase plans established by us or by our affiliates, is limited. The right may accrue to any participant at a rate of no more than $25,000 worth of our stock for each calendar year in which the purchase right is outstanding. We determine the fair market value of our stock, for the purpose of this limitation, as of the first day of the offering.

      Upon a change in control, the Board of Directors may provide that the successor corporation will assume or substitute for outstanding purchase rights. Alternatively, the Board of Directors may shorten the offering period and provide that our stock will be purchased for the participants immediately before the change in control.

      Shares Issued. The purchase plan will not be effective until this initial public offering of our stock. Therefore, as of the date hereof, no shares of common stock have been purchased under the purchase plan.

      Plan Termination. The purchase plan has no set termination date. The Board of Directors may terminate the purchase plan at any time after the end of an offering.

PRINCIPAL STOCKHOLDERS

      The following table sets forth information with respect to beneficial ownership of our common stock as of September 30, 2003 for:

•	each person or group of affiliated persons known to us to beneficially own more than 5% of the common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

      Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are currently exercisable or exercisable within 60 days. Information with respect to beneficial ownership has been furnished to us by each director, executive officer or 5% or more stockholder, as the case may be. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

      This table lists applicable percentage ownership based on 20,659,470 shares of common stock outstanding as of September 30, 2003, including shares of preferred stock, on an as-converted basis, and also lists applicable percentage ownership based on 25,659,470 shares of common stock outstanding after completion of the offering. Options to purchase shares of our common stock that are exercisable within 60 days of September 30, 2003, are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

      Unless otherwise indicated, the address of each person or entity named below is care of Myogen, Inc., 7575 West 103rd Avenue, Suite 102, Westminster, CO 80021.

	Number of Shares		Percentage
	Beneficially Owned		Beneficially Owned(1)

	Prior to	After	Prior to	After
Name and Address of Beneficial Owner	Offering	Offering	Offering	Offering

Five percent stockholders:
Entities affiliated with New Enterprise Associates 10, Limited Partnership(2)	5,890,906	5,890,906	28.5%	23.0%
2490 Sand Hill Road Menlo Park, CA 94025
Entities affiliated with J.P. Morgan Partners (SBIC), LLC(3)	4,207,847	4,207,847	20.4	16.4
50 California Street, Suite 2940 San Francisco, CA 94111
Entities affiliated with InterWest Partners VIII, LP(4)	2,673,677	2,673,677	12.9	10.4
2710 Sand Hill Road, Second Floor Menlo Park, CA 94025
Perseus-Soros Biopharmaceutical Fund, LP (5)	1,677,602	1,677,602	8.1	6.5
888 Seventh Avenue, 29th Floor New York, NY 10106
Entities affiliated with Sequel Venture Partners	1,289,600	1,289,600	6.2	5.0
4430 Arapahoe Avenue, Suite 220 Boulder, CO 80303

	Number of Shares		Percentage
	Beneficially Owned		Beneficially Owned(1)

	Prior to	After	Prior to	After
Name and Address of Beneficial Owner	Offering	Offering	Offering	Offering

Directors and Named Executive Officers:
Sigrid Van Bladel(2)	5,890,906	5,890,906	28.5	23.0
New Enterprise Associates 10, Limited Partnership 2490 Sand Hill Road Menlo Park, CA 94025
Rodney A. Ferguson(3)	4,207,847	4,207,847	20.4	16.4
J.P. Morgan Partners (SBIC), LLC 50 California Street, Suite 2940 San Francisco, CA 94111
Arnold L. Oronsky(4)	2,673,677	2,673,677	12.9	10.4
InterWest Partners VIII, LP 2710 Sand Hill Road, Second Floor Menlo Park, CA 94025
Andrew N. Schiff(5)	1,677,602	1,677,602	8.1	6.5
Perseus-Soros Biopharmaceutical Fund, LP 888 Seventh Avenue, 29th Floor New York, NY 10106
Daniel J. Mitchell(6)	1,289,600	1,289,600	6.2	5.0
Sequel Venture Partners 4430 Arapahoe Avenue, Suite 220 Boulder, CO 80303
Jerry T. Jackson(7)	7,943	7,943	*	*
30 Amberwood Loop Santa Fe, NM 87506
Michael R. Bristow(8)	322,368	322,368	1.5	1.2
J. William Freytag(9)	411,321	456,227	2.0	1.8
Michael J. Gerber(10)	68,085	89,622	*	*
John R. Julian(11)	104,506	136,311	*	*
Richard J. Gorczynski(12)	62,946	101,744	*	*
Joseph L. Turner(13)	79,626	106,868	*	*
All directors and executive officers as a group (12 persons)(14)	16,796,427	16,958,007	79.0%	64.2%

*	Indicates beneficial ownership of less than one percent.

(1)	We have calculated percent of shares beneficially owned based on 20,659,470 shares of common stock outstanding (or issuable upon conversion of shares of preferred stock outstanding) before this offering and 25,659,470 shares of common stock outstanding (or issuable upon conversion of shares of preferred stock outstanding) after this offering.

(2)	Consists of 5,890,906 shares of common stock issuable upon conversion of 16,727,274 shares of preferred stock held by New Enterprise Associates 10 Limited Partnership, 12,705,456 shares of preferred stock held by New Enterprise Associates 9 Limited Partnership, 18,181 shares of preferred stock held by NEA Presidents Fund, L.P. and 3,636 shares of preferred stock held by NEA Ventures 1999, Limited Partnership (collectively, “NEA Funds”). The General Partners of the NEA Funds are NEA Partners 10, Limited Partnership, NEA Partners 9, Limited Partnership, NEA General Partners, L.P. and Lou Van Dyck, respectively (the “NEA Fund General Partners”). The NEA Fund General Partners have voting and dispositive powers over these shares and may be deemed to indirectly beneficially own the shares owned by the NEA Funds. Dr. Sigrid Van Bladel, Ph.D. is a Partner of New Enterprise Associates but does not have voting or dispositive power with respect to the shares held by the NEA Funds. Therefore, Dr. Van Bladel disclaims beneficial ownership of these shares, except to the extent of her proportionate interest therein.

(3)	Consists of 4,207,847 shares of common stock issuable upon conversion of 20,363,635 shares of preferred stock held by J.P. Morgan Partners (SBIC), LLC and 675,608 shares of preferred stock held by J.P. Morgan Securities, Inc. (collectively, “J.P. Morgan”). Dr. Ferguson, a Director of Myogen, is the Managing Director of J.P. Morgan Partners (SBIC), LLC and has voting and dispositive powers over these shares. Dr. Ferguson may be deemed to be the indirect beneficial owner of the shares owned by J.P. Morgan. Dr. Ferguson disclaims beneficial ownership of the shares held by J.P. Morgan, except to the extent of his pecuniary interest arising therein.

(4)	Consists of 2,673,667 shares of common stock issuable upon conversion of 8,090,534 shares of preferred stock held by InterWest Partners VIII, L.P., 4,830,371 shares of preferred stock held by InterWest Partners VI, L.P., 64,577 shares of preferred stock held by InterWest Investors VIII, L.P., 151,447 shares of preferred stock held by InterWest Investors VI, L.P. and 231,470 shares of preferred stock held by InterWest Investors Q VIII, L. P. (collectively, “InterWest Funds”). The General Partners of the InterWest Funds are InterWest Management Partners VIII, LLC, InterWest Management Partners VI, LLC, (the “InterWest GP Entities”) The InterWest GP Entities may be deemed to indirectly beneficially own the shares owned by the InterWest Funds. Dr. Oronsky, a Director of Myogen, is a Managing Director of each of the InterWest GP Entities and has voting and dispositive powers over these shares. Dr. Oronsky may be deemed to be the indirect beneficial owner of the shares owned by the InterWest Funds. Dr. Oronsky disclaims beneficial ownership of the shares held by the InterWest Funds, except to the extent of his pecuniary interest arising therein.

(5)	Consists of 1,677,602 shares of common stock issuable upon conversion of preferred stock held by Perseus-Soros Biopharmaceutical Fund, L.P. (“Perseus-Soros”). The general partner of Perseus-Soros is Perseus-Soros Partners, LLC (“PSP”). PSP may be deemed to indirectly beneficially owned the shares owned by Perseus-Soros. Dr. Schiff, a Director of Myogen, is a Managing Director of PSP but would not be deemed to have beneficial ownership of the shares owned by Perseus-Soros. Dr. Schiff has voting and dispositive powers over these shares.

(6)	Consists of 1,289,600 shares of common stock issuable upon conversion of 2,498,181 shares of preferred stock held by Sequel Limited Partnership, 2,903,701 shares of preferred stock held by Sequel Limited Partnership III, 965,454 shares of preferred stock held by Sequel Euro Limited Partnership and 80,698 shares of preferred stock held by Sequel Entrepreneurs’ Fund III, L.P. (collectively, “Sequel Funds”). The General Partner of the Sequel Funds is Sequel Venture Partners, L.L.C. (“SVP”). SVP may be deemed to indirectly beneficially own the shares owned by the Sequel Funds. Mr. Mitchell, a Director of Myogen, is a Manager of SVP and may be deemed to be the indirect beneficial owner of the shares owned by the Sequel Funds. Mr. Mitchell disclaims beneficial ownership of the shares held by the Sequel Funds, except to the extent of his pecuniary interest arising therein. Mr. Mitchell has voting and dispositive powers over these shares.

(7)	Includes 7,943 shares subject to options exercisable within 60 days of September 30, 2003.

(8)	Includes 90,660 shares held by InvestoCor Trust, of which Dr. Bristow is the sole trustee, 27,200 shares held by Savacor Trust, of which Dr. Bristow is a co-trustee, and 73,702 shares subject to options exercisable within 60 days of September 30, 2003.

(9)	Includes 142,157 shares of common stock held by the J. William Freytag Trust, of which Dr. Freytag and his spouse are trustees, an aggregate of 32,000 shares of common stock held in trusts for Dr. Freytag’s children, of which Dr. Freytag and his spouse are trustees and 237,164 shares subject to options exercisable within 60 days of September 30, 2003 prior to the offering, with an additional 44,906 options becoming exercisable upon closing of the offering.

(10)	Includes 68,085 shares subject to options exercisable within 60 days of September 30, 2003 prior to the offering, with an additional 21,537 options becoming exercisable upon closing of the offering.

(11)	Includes 104,506 shares subject to options exercisable within 60 days of September 30, 2003 prior to the offering, with an additional 31,805 options becoming exercisable upon closing of the offering.

(12)	Includes 21,151 shares held jointly with his spouse and 41,795 shares subject to options exercisable within 60 days of September 30, 2003 prior to the offering, with an additional 38,798 options becoming exercisable upon closing of the offering.

(13)	Includes 66,026 shares subject to options exercisable within 60 days of September 30, 2003 prior to the offering, with an additional 27,242 options becoming exercisable upon closing of the offering.

(14)	Includes shares and options described in the notes above, as applicable to our Directors and named executive officers. Includes an aggregate of 599,221 additional shares subject to options exercisable within 60 days of September 30, 2003 held by our executive officers prior to the offering, with an aggregate of an additional 760,801 options becoming exercisable upon closing of the offering.

CERTAIN TRANSACTIONS

Financings

      The following persons or entities purchased securities in the amounts set forth, on an as converted to common basis, in the chart below. We sold shares of our Series A preferred stock in May 1998, September 1998 and October 1998. We sold shares of our Series C preferred stock in November 1999 and December 1999. We sold shares of our Series D preferred stock in August 2001, November 2001, December 2001 and August 2003. Each share of Series A, Series C and Series D preferred stock will automatically convert into 0.2 shares of our common stock upon the closing of this offering.

	Series A	Series C	Series D

Purchaser
Crosspoint Venture Partners 1997	420,000	436,364	—
Entities affiliated with InterWest	400,000	363,636	1,910,041
Entities affiliated with J.P. Morgan Partners (SBIC), LLC	—	—	4,207,847
Entities affiliated with New Enterprise Associates	—	1,163,635	4,727,271
Perseus-Soros Biopharmaceutical Fund, LP	—	—	1,677,602
Entities affiliated with Sequel Venture Partners	379,998	254,542	655,060
Other transaction information:
Price per share	$5.00	$6.875	$6.875

      We believe that each of the transactions described above was carried out on terms that were no less favorable to us than those that would have been obtained from unaffiliated third parties. Any future transactions between us and any of our directors, officers or principal stockholders will be on terms no less favorable to us than could be obtained from unaffiliated third parties and will be approved by a majority of the independent and disinterested members of the Board of Directors.

Rights and Restrictions of Preferred Stock

      When outstanding shares of our preferred stock convert into common stock upon the completion of this offering, all rights and preferences of the previously outstanding preferred stock, including any dividend rights, redemption rights, liquidation preferences and special voting rights will terminate and be of no further force and effect. Notwithstanding the conversion, the holders of the Series A, Series C and Series D preferred stock will be entitled to demand and “piggyback” registration rights, and the holders of the Series B preferred stock will be entitled to “piggyback” registration rights, with respect to the shares of our common stock into which the shares of our preferred stock convert. See “Description of Capital Stock.”

Employment Agreements

      We have entered into employment agreements with each of our executive officers which will become effective upon the closing of this offering. See “Management — Employment Agreements.”

Agreements with Directors and Executive Officers

University of Colorado Health Science Center

      We have made annual contributions of $300,000, $200,000 and $185,000 for fiscal years ended December 31, 2002, 2001 and 2000, respectively, and payments of $26,200 and $21,200 for fiscal years ended December 31, 2001 and 2000, respectively, to the University of Colorado Health Science Center Division of Cardiology to support academic research in heart failure, including research performed by Dr. Michael Bristow. Under the terms of our license agreement with UTC, we are obligated to pay royalties to UTC on the sale of any products based upon technology licensed from UTC. Under policies of the University of Colorado, Dr. Bristow would be entitled to a share of any such royalty payments.

Clinical Cardiovascular Research, LLC

      Dr. Michael Bristow, the Chief Science and Medical Officer and a Director, has served as a director of Clinical Cardiovascular Research, LLC for each of the last three years. On December 4, 1998, we entered into a Clinical Research Services Master Agreement with Clinical Cardiovascular Research, LLC, as amended, pursuant to which we paid $1,682,213 in 2000, $2,315,098 in 2001, and $2,141,461 in 2002. Dr. Bristow does not receive any compensation for his service as a director of Clinical Cardiovascular Research, LLC.

Restricted Stock Purchases

      J. William Freytag, the President, Chief Executive Officer and Chairman of the Board of Directors, purchased an aggregate of 125,907 shares of our common stock on September 27, 1998 and October 27, 1998 at a purchase price of $0.50 per share, which our Board of Directors determined was the fair market value of our common stock as of those dates.

Other Transactions

      We have entered into indemnity agreements with our directors and executive officers for the indemnification and advancement of expenses to these persons to the fullest extent permitted by law. See “Description of Capital Stock — Limitation of Liability and Indemnification” for a description of these indemnification provisions. We also intend to enter into these agreements with our future directors and certain of our executive officers.

      We believe that each of the transactions described above was carried out on terms that were no less favorable to us than those that would have been obtained from unaffiliated third parties. Any future transactions between us and any of our directors, officers or principal stockholders will be on terms no less favorable to us than could be obtained from unaffiliated third parties and will be approved by a majority of the independent and disinterested members of the Board of Directors.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of Restricted Shares

      Upon the completion of this offering, based upon the number of shares of our common stock outstanding as of September 30, 2003, and assuming the automatic conversion of all outstanding shares of our preferred stock into 19,604,186 shares of our common stock upon the completion of this offering, we will have 25,659,470 shares of our common stock outstanding. Of these shares, the 5,000,000 shares of our common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, except that any shares of our common stock purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

      The remaining 20,659,470 shares of our common stock outstanding upon completion of this offering are deemed “restricted shares” under Rule 144 or Rule 701 under the Securities Act. 7,425 of these restricted shares of our common stock will be eligible for sale in the public market on the date of this prospectus. Ninety days from the date of this prospectus, 11,141 shares of our common stock will be eligible for sale in the public market pursuant to Rule 701. Upon expiration of the lock-up agreements described below, 180 days after the date of this prospectus, an additional 20,640,904 shares of our common stock will be eligible for sale in the public market pursuant to Rules 144 or 701.

      In general, under Rule 144, a stockholder who has beneficially owned his or her restricted shares of our common stock for at least one year is entitled to sell, within any three-month period, a number of shares of our common stock that does not exceed the greater of:

•	one percent of the then outstanding shares of our common stock (approximately 256,595 shares of our common stock immediately after the completion of this offering); or

•	the average weekly trading volume in our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of such sale is filed, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied.

      In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to publicly sell shares of our common stock which are not restricted securities. A stockholder who is not one of our affiliates and has not been our affiliate for at least three months prior to the sale and who has beneficially owned restricted shares of our common stock for at least two years may resell the shares without limitation. In meeting the one- and two-year holding periods described above, a holder of restricted shares of our common stock can include the holding periods of a prior owner who was not our affiliate. The one- and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the restricted shares of our common stock from the issuer or one of our affiliates.

      Rule 701 provides that currently outstanding shares of our common stock acquired under our employee compensation plans may be resold beginning 90 days after the date of this prospectus by:

•	persons, other than our affiliates, subject only to the manner of sale provisions of Rule 144; and

•	our affiliates under Rule 144, without compliance with its one-year minimum holding period, subject to certain limitations.

Options

      Rule 701 also provides that the shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our 2003 Equity Incentive Plan, may be resold beginning 90 days after the date of this prospectus by:

•	persons, other than our affiliates, subject only to the manner of sale provisions of Rule 144; and

•	our affiliates under Rule 144, without compliance with its one-year minimum holding period, subject to certain limitations.

      At September 30, 2003, approximately 762,684 shares of our common stock were issued or issuable pursuant to vested options under our 2003 Equity Incentive Plan of which all vested options are subject to lock-up agreements with the underwriters. These shares will become eligible for sale in the public market in accordance with Rule 701 under the Securities Act beginning 180 days after the date of this prospectus.

      Following the date of this prospectus, we intend to file one or more registration statements on Form S-8 under the Securities Act to register up to 4,023,464 shares of our common stock issuable under our 2003 Equity Incentive Plan and our 2003 Employee Stock Purchase Plan. These registration statements will become effective upon filing.

Lock-up Agreements

      We and our executive officers, directors and stockholders representing approximately 99.9% of our shares of common stock have agreed that, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, none of us will, directly or indirectly:

•	offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of our common stock or any of our securities which are substantially similar to the common stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any such substantially similar securities; or

•	enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, the economic consequence of ownership of common stock or any securities substantially similar to the common stock, other than pursuant to employee stock option plans existing on the date of this prospectus, without the prior written consent of both of Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. The lock-up agreements permit transfers of shares of common stock purchased on the open market and, subject to certain restrictions, transfers of shares as a gift, to trusts or immediate family members, or to certain entities or persons affiliated with the stockholder.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

      The following is a general discussion of certain material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner thereof that is a “Non-U.S. Holder.” A “Non-U.S. Holder” is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation or a foreign estate or trust. The test for whether an individual is a resident of the U.S. for federal estate tax purposes differs from the test used for federal income tax purposes. Some individuals, therefore, may be “Non-U.S. Holders” for purposes of the federal income tax discussion below, but not for purposes of the federal estate tax discussion, and vice versa.

      This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, judicial decisions and administrative regulations and interpretations in effect as of the date of this prospectus, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances (including, without limitation, Non-U.S. Holders who are pass-through entities or who hold their common stock through pass-through entities) and does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction. Prospective holders should consult their tax advisors with respect to the federal income and estate tax consequences of holding and disposing of our common stock in light of their particular situations and any consequences to them arising under the laws of any state, local or non-U.S. jurisdiction.

Dividends

      Subject to the discussion below, dividends, if any, paid to a Non-U.S. Holder of our common stock out of our current or accumulated earnings and profits generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly-executed IRS Form W-8BEN certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Treasury Regulations provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity.

      There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States if a properly-executed IRS Form W-8ECI, stating that the dividends are so connected, is filed with us. Instead, the effectively connected dividends will be subject to regular U.S. income tax, generally in the same manner as if the Non-U.S. Holder were a U.S. citizen or resident alien or a domestic corporation, as the case may be, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

Gain on Disposition of Common Stock

      A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States and a specific treaty exemption does not apply to eliminate the tax, (ii) if a tax treaty would otherwise apply to eliminate the tax, the gain is attributable to a permanent establishment of the Non-U.S. Holder in the U.S., (iii) in the case of Non-U.S. Holders who are nonresident alien individuals and hold our common stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, (iv) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates, or (v) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (i) the Non-U.S. Holder is considered to have beneficially owned no more than five percent of our common stock at all times within the shorter of (a) the five year period preceding the disposition or (b) the holder’s holding period and (ii) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market.

Information Reporting Requirements and Backup Withholding

      Generally, we must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient’s country of residence.

      Backup withholding will generally not apply to payments of dividends made by us or our paying agents to a Non-U.S. Holder if the holder has provided its federal taxpayer identification number, if any, or the required certification that it is not a U.S. person (which is generally provided by furnishing a properly-executed IRS Form W-8BEN), unless the payer otherwise has knowledge that the payee is a U.S. person.

      Under current U.S. federal income tax law, information reporting and backup withholding imposed at a rate of 28% will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States of a broker that fails to maintain documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption, and the broker is (i) a U.S. person, (ii) a foreign person which derived 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a “controlled foreign corporation” for U.S. federal income tax purposes, or (iv) a foreign partnership (a) at least 50% of the capital or profits interest in which is owned by U.S. persons, or (b) that is engaged in a U.S. trade or business. Backup withholding will apply to a payment of disposition proceeds if the broker has actual knowledge that the holder is a U.S. person.

      Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

Federal Estate Tax

      An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

DESCRIPTION OF CAPITAL STOCK

General

      Immediately following the closing of the offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

      This summary does not purport to be complete and is subject to, and qualified in its entirety by the provisions of our certificate of incorporation, as amended and restated; various documents and agreements evidencing warrants and registration rights, all of which are included as exhibits to the registration statement which this prospectus is a part; and applicable provisions of Delaware law.

Common Stock

      As of September 30, 2003, and assuming conversion of all outstanding preferred stock into common stock upon the closing of the offering, there were outstanding 20,659,470 shares of common stock held of record by approximately 100 stockholders. The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such non-cumulative dividends as may be declared by the Board of Directors out of funds legally available therefore. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion, subscription or other rights, except that certain holders of common stock have “piggyback” registration rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

      As of September 30, 2003, assuming the closing of the offering, all outstanding shares of preferred stock would have been converted into 19,604,186 shares of common stock. See Note 9 to our consolidated financial statements for a description of the currently outstanding preferred stock. Following the conversion, our restated certificate of incorporation will be amended and restated to delete all references to such shares of preferred stock. The restated certificate of incorporation, as so restated, will give to the Board of Directors the authority, without further action by stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could:

•	adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation;

•	decrease the market price of our common stock; or

•	delay, deter or prevent a change in our control.

      We have no present plans to issue any shares of preferred stock.

Warrants

      As of September 30, 2003, a warrant to purchase 9,090 shares of our Series C preferred stock (which will convert into 1,818 shares of common stock upon the closing of the offering) was outstanding with an exercise price of $1.375 per share. The warrant does not confer upon its holder any voting or any other rights of our stockholders, and the shares issuable upon exercise of the warrant carry “piggyback” registration rights. The warrant is currently exercisable in whole or in part and shall terminate on January 26, 2010.

      As of September 30, 2003, warrants to purchase an aggregate of 327,273 shares of our Series D preferred stock (which will convert into 65,453 shares of common stock upon the closing of the offering) were outstanding with an exercise price of $1.375 per share. The warrants contain anti-dilution provisions providing for adjustments of the exercise price and the number of shares of common stock underlying the warrants upon the occurrence of any recapitalization, reclassification, stock dividend, stock split, stock combination or similar transaction. The warrants do not confer upon their holders any voting or any other rights of our stockholders, and the shares issuable upon exercise of the warrant carry registration rights. See “Description of Capital Stock — Registration Rights.” The warrants are currently exercisable in whole or in part and shall terminate on through the later of December 6, 2012 or five years after the closing of this offering.

Registration Rights

      After this offering, the holders of 950,811 shares of common stock, 19,604,186 shares of common stock issued upon conversion of our preferred stock, and the holders of 67,271 shares of common stock issuable upon the exercise of warrants, or their permitted transferees, are entitled to certain rights with respect to the registration of such shares under the Securities Act. If we propose to register any of our securities under the Securities Act for our own account or the account of any of our stockholders other than the holders of registrable shares, holders of registrable shares are entitled, subject to certain limitations and conditions, to notice of such registration and are, subject to certain conditions and limitations, entitled to include registrable shares therein. The underwriters of any such offering have the right to limit the number of shares to be included in such registration. In addition, commencing 180 days after the effective date of the registration statement of which this prospectus is a part, we may be required to prepare and file a registration statement under the Securities Act at our expense if we are requested to do so by the holders of at least 30% of the shares of common stock issued upon conversion of the Series A, Series C and Series D preferred stock, provided such request would result in an offering valued at least $5.0 million. We are required to use our best efforts to effect such registration, subject to certain conditions and limitations. We are not obligated to effect more than two of such stockholder-initiated registrations. Further, holders of shares of common stock issued upon conversion of the Series A, Series C and Series D preferred stock, and the holders of 67,271 shares of common stock issued upon the exercise of warrants may require us to file additional registration statements on Form S-3, subject to certain conditions and limitations. Substantially all holders with registration rights have agreed that, without the prior written consent of both of Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. on behalf of the Underwriters, they will not, from the date of this prospectus and through the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any of our securities which are substantially similar to the common stock.

Anti-Takeover Provisions

      Delaware Law. We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of the corporation’s voting stock. The statute could have the effect of delaying, deferring or preventing a change in our control.

      Certificate of Incorporation and Bylaw Provisions. Certain provisions of our certificate of incorporation and bylaws, which will become effective upon the closing of this offering, may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Our certificate of incorporation and bylaws provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing. In addition, our bylaws provide that special meetings of our stockholders may be called only by the Chairman of the Board of Directors, our Chief

Executive Officer or by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

      Our certificate of incorporation also specifies that the authorized number of directors may be changed only by resolution of the Board of Directors and does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Certain amendments to our certificate of incorporation and amendments to our bylaws require the approval of holders of at least 66.7% of the voting power of all outstanding stock. The authorization of undesignated preferred stock makes it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions contained in our certificate of incorporation and bylaws could delay or discourage certain types of transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of stockholders to remove current management or directors or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

Limitation of Liability and Indemnification

      Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. In addition, our bylaws require us to indemnify our directors and executive officers, and allow us to indemnify our other employees and agents, to the fullest extent permitted by law.

      We have entered into indemnity agreements with our directors and certain of our executive officers for the indemnification and advancement of expenses to these persons. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. We also intend to enter into these agreements with our future directors and certain of our executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

      At present, there is no pending litigation or proceeding involving any director, executive officer, employee or agent where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Transfer Agent and Registrar

      We have appointed Computershare Trust Company, Inc. to serve as the transfer agent and registrar for the common stock.

Listing

      We have applied to have our common stock approved for quotation on the Nasdaq National Market under the trading symbol “MYOG.”

UNDERWRITING

      Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. are acting as joint book-running managers for this offering.

      We and the underwriters named below have entered into an underwriting agreement covering the common stock to be offered in this offering. Credit Suisse First Boston LLC, J.P. Morgan Securities Inc., CIBC World Markets Corp. and Lazard Freres & Co. LLC are acting as representatives of the underwriters. Each underwriter has agreed to purchase the number of shares of common stock set forth opposite its name in the following table.

Name	Number of Shares

Credit Suisse First Boston LLC
J.P. Morgan Securities Inc.
CIBC World Markets Corp.
Lazard Freres & Co. LLC

Total	5,000,000

      The underwriting agreement provides that if the underwriters take any of the shares presented in the table above, then they must take all of these shares. No underwriter is obligated to take any shares allocated to a defaulting underwriter except under limited circumstances.

      The underwriters are offering the shares of common stock, subject to the prior sale of shares, and when, as and if such shares are delivered to and accepted by them. The underwriters will initially offer to sell shares to the public at the initial public offering price shown on the cover page of this prospectus. The underwriters may sell shares to securities dealers at a discount of up to $          per share from the initial public offering price. Any such securities dealers may resell shares to certain other brokers or dealers at a discount of up to $          per share from the initial public offering price. After the initial public offering, the underwriters may vary the public offering price and other selling terms. The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

      If the underwriters sell more shares than the total number shown in the table above, the underwriters have the option to buy up to an additional 750,000 shares of common stock from us to cover such sales. They may exercise this option during the 30-day period from the date of this prospectus. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above.

      The following table shows the per share and total underwriting discounts that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without	With
	Overallotment	Overallotment
	Exercise	Exercise

Per share	$	$
Total	$	$

      In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. One or more of the underwriters may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, place orders online or through their financial advisor.

      The offering is being conducted in accordance with applicable provisions of Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules because an affiliate of J.P. Morgan Securities Inc., one of the underwriters, owns 10% or more of our preferred stock. Rule 2720 requires that the initial public offering price of the shares of common stock not be higher than that recommended by a “qualified independent underwriter” meeting certain standards. Accordingly, Credit Suisse First Boston LLC is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of common stock will be no higher than the price recommended by Credit Suisse First Boston LLC.

      We estimate that the total expenses of this offering, excluding underwriting discounts, will be approximately $1.5 million.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

      We and our executive officers, directors and certain stockholders have agreed that, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, none of us will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of common stock or any of our securities which are substantially similar to the common stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any such substantially similar securities or enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, the economic consequence of ownership of common stock or any securities substantially similar to the common stock, other than pursuant to employee stock option plans existing on the date of this prospectus, without the prior written consent of both Credit Suisse First Boston LLC and J.P. Morgan Securities Inc.

      It is expected that delivery of the shares will be made to investors on or about                     , 2003.

      There has been no public market for the common stock prior to this offering. We and the underwriters will negotiate the initial offering price. In determining the price, we and the underwriters expect to consider a number of factors in addition to prevailing market conditions, including:

•	the history of and prospects for our industry and for biotechnology companies generally;

•	an assessment of our management;

•	our present operations;

•	our historical results of operations;

•	the trend of our revenues and earnings; and

•	our earnings prospects.

      We and the underwriters will consider these and other relevant factors in relation to the price of similar securities of generally comparable companies. Neither we nor the underwriters can assure investors that an active trading market will develop for the common stock, or that the common stock will trade in the public market at or above the initial offering price.

      From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking and/or investment banking transactions with us and our affiliates. They receive customary fees and commissions for these services. J.P. Morgan Securities Inc., one of the underwriters, served as our placement agent in the August 2001 Series D preferred stock offering, and received 135,121 shares of Series D preferred stock as partial consideration for its services. J.P. Morgan Partners (SBIC), LLC, an affiliate of J.P. Morgan Securities Inc., has purchased 2,909,090 shares of Series D preferred stock for approximately $20 million in our August 2001 Series D preferred stock offering and 1,163,636 shares of Series D preferred stock for approximately $8 million in our 2003 Series D preferred stock offering.

LEGAL MATTERS

      Certain legal matters with respect to the legality of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Cooley Godward LLP, Broomfield, Colorado. Certain legal matters will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

      The consolidated financial statements of Myogen, Inc. and its subsidiary as of December 31, 2001 and 2002, and for each of the three years in the period ended December 31, 2002 have been included herein and in the registration statement in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, and upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the shares of our common stock to be sold in the offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares to be sold in the offering, reference is made to the registration statement and the exhibits and schedules attached to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and will file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission.

      You may read and copy all or any portion of the registration statement or any reports, statements or other information that we file at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our Securities and Exchange Commission filings, including the registration statement, are also available to you on the Securities and Exchange Commission’s web site http://www.sec.gov.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Myogen, Inc.

The stock split described in Note 17 to the consolidated financial statements has not been consummated at August 28, 2003. When it has been consummated, we will be in a position to furnish the following report:

“In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ deficit and cash flows present fairly, in all material respects, the financial position of Myogen, Inc. and its subsidiary (a development stage enterprise) at December 31, 2001 and 2002, and the results of their operations and their cash flows for the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.”

PricewaterhouseCoopers LLP

Denver, Colorado

August 22, 2003, except as to Note 16 which is as of August 27, 2003

MYOGEN, INC. AND SUBSIDIARY

(A Development Stage Enterprise)

CONSOLIDATED BALANCE SHEETS

				Pro Forma	Pro Forma
				Cash and	as Adjusted
				Stockholders’	Cash and
	December 31,			(Deficit)/	Stockholders’
				Equity	Equity
	2001	2002	June 30, 2003	June 30, 2003	June 30, 2003

			(Unaudited)	(Unaudited)	(Unaudited)
				(see Note 3)	(see Note 3)
ASSETS
Current assets:
Cash and cash equivalents	$21,343,285	$6,993,146	$2,233,681	$42,133,681	$42,133,681
Short-term investments	35,160,435	26,804,619	15,112,939
Accounts receivable	364,745	741,852	1,137,581
Inventories	866,987	860,200	805,454
Prepaid expenses and other current assets	238,641	1,018,353	558,309

Total current assets	57,974,093	36,418,170	19,847,964
Property and equipment, net	548,211	1,691,931	1,547,102
Other assets	19,079	33,590	34,200

Total assets	$58,541,383	$38,143,691	$21,429,266

LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT)/EQUITY
Current liabilities:
Accounts payable	$1,923,742	$2,748,647	$5,048,219	$	$
Accrued liabilities	140,914	938,102	692,026
Current portion of capital lease obligations	—	25,968	27,267
Current portion of notes payable, net of discount	95,196	954,004	1,692,062

Total current liabilities	2,159,852	4,666,721	7,459,574
Capital lease obligations, net of current portion	—	106,870	91,695
Notes payable, net of current portion and discount	33,498	3,633,152	2,697,632
Commitments and contingencies
Mandatorily redeemable convertible preferred stock (see Note 9)	91,916,962	106,565,591	113,905,960	153,805,960	—
Stockholders’ (deficit)/equity:
Series B convertible preferred stock, $0.001 par value, 810,000 shares authorized and 803,606 shares issued and outstanding as of December 31, 2001 and 2002 and June 30, 2003 and pro forma; no shares authorized or issued and outstanding pro forma as adjusted (unaudited); aggregate liquidation preference of $1,104,958 as of December 31, 2002	804	804	804	804	—
Common stock, $0.001 par value; 17,375,000 shares authorized and 910,203, 1,024,361, 1,028,736 and 1,028,736 (unaudited) shares issued and outstanding as of December 31, 2001 and 2002 and June 30, 2003 and pro forma, respectively; 24,221,913 shares authorized and 20,632,922 shares issued and outstanding pro forma as adjusted (unaudited)	910	1,025	1,029	1,029	20,633
Additional paid-in capital	—	—	—	—	153,787,160
Deferred stock-based compensation	(119,939)	(632,430)	(1,800,203)	(1,800,203)	(1,800,203)
Notes receivable from stockholders	(75,388)	—	—	—	—
Other comprehensive income	32,632	225,420	222,859	222,859	(222,859)
Deficit accumulated during the development stage	(35,407,948)	(76,423,462)	(101,150,084)	(101,150,084)	(101,150,084)

Total stockholders’ (deficit)/equity	(35,568,929)	(76,828,643)	(102,725,595)	$(102,725,595)	$51,080,365

Total liabilities, mandatorily redeemable convertible preferred stock and stockholders’ (deficit)/equity	$58,541,383	$38,143,691	$21,429,266

The accompanying notes are an integral part of these consolidated financial statements.

MYOGEN, INC. AND SUBSIDIARY

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF OPERATIONS

						Cumulative
				For the Six Months Ended		Period from
	For the Years Ended December 31,			June 30,		June 10, 1996
						(Inception) to
	2000	2001	2002	2002	2003	June 30, 2003

						(Unaudited)
				(Unaudited)
Sales	$427,118	$1,807,984	$2,342,899	$1,021,899	$1,364,810	$5,942,811
Cost of product sold	167,803	756,304	877,434	436,218	433,946	2,235,487

Gross profit	259,315	1,051,680	1,465,465	585,681	930,864	3,707,324

Operating expenses:
Research and development (excluding stock-based compensation expense of $13,987, $37,996, $78,177, $23,025, $363,910 and $494,070, respectively)	7,671,597	15,287,311	24,949,510	9,277,309	17,569,894	68,924,986
Selling, general and administrative (excluding stock-based compensation expense of $0, $0, $75,277, $0, $432,203 and $507,480, respectively)	2,830,028	3,497,016	4,649,830	2,246,332	1,901,571	15,353,685
Stock-based compensation	13,987	37,996	153,454	23,025	796,113	1,001,550

Total operating expenses	10,515,612	18,822,323	29,752,794	11,546,666	20,267,578	85,280,221

Loss from operations	(10,256,297)	(17,770,643)	(28,287,329)	(10,960,985)	(19,336,714)	(81,572,897)
Interest income (expense), net	836,022	659,291	785,843	492,514	(8,254)	2,527,632

Loss before income taxes	(9,420,275)	(17,111,352)	(27,501,486)	(10,468,471)	(19,344,968)	(79,045,265)
Income taxes	—	3,147	18,304	3,580	10,635	32,086

Net loss	(9,420,275)	(17,114,499)	(27,519,790)	(10,472,051)	(19,355,603)	(79,077,351)
Accretion of mandatorily redeemable convertible preferred stock	(3,696,157)	(606,604)	(14,683,739)	(7,341,870)	(7,340,369)	(26,652,751)

Net loss attributable to common stockholders	$(13,116,432)	$(17,721,103)	$(42,203,529)	$(17,813,921)	$(26,695,972)	$(105,730,102)

Basic and diluted net loss per common share	$(14.95)	$(19.80)	$(42.06)	$(18.04)	$(25.96)

Weighted average common shares outstanding	877,400	894,865	1,003,426	987,627	1,028,517

Pro forma basic and diluted net loss per common share (unaudited) (see Note 3)			$(1.86)		$(1.31)

Shares used in computing pro forma basic and diluted net loss per common share (unaudited) (see Note 3)			14,789,430		14,814,521

The accompanying notes are an integral part of these consolidated financial statements.

MYOGEN, INC. AND SUBSIDIARY

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

	Series B
	Convertible
	Preferred Stock		Common Stock		Additional
					Paid-In
	Shares	Amount	Shares	Amount	Capital

Net loss	—	$—	—	$—	$—
Balance at December 31, 1996	—	—	—	—	—
Comprehensive income:
Net loss	—	—	—	—	—
Total comprehensive income

Balance at December 31, 1997	—	—	—	—	—
Issuance of common stock for cash and notes receivable	—	—	680,000	680	15,071
Issuance of common stock in exchange for license agreements	—	—	46,542	47	23,224
Issuance of common stock for notes receivable	—	—	147,907	148	73,364
Comprehensive income:
Net loss	—	—	—	—	—
Total comprehensive income

Balance at December 31, 1998	—	—	874,449	875	111,659
Payments on notes receivable from stockholders	—	—	—	—	—
Receipt of funds for par value of restricted stock	—	—	—	—	739
Other	—	—	—	—	(303)
Accretion of mandatorily redeemable convertible preferred stock	—	—	—	—	(112,095)
Comprehensive income:
Net loss	—	—	—	—	—
Total comprehensive income

Balance at December 31, 1999	—	—	874,449	875	—
Issuance of Series B convertible preferred stock	803,606	804	—	—	1,104,154
Warrants issued in conjunction with note payable	—	—	—	—	10,815
Issuance of common stock in August 2000 at $0.50 per share upon the exercise of options	—	—	4,354	4	2,173
Issuance of common stock in November 2000 at $0.50 per share upon the exercise of options	—	—	10,542	11	5,260

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Deficit
		Notes	Other	Accumulated
	Deferred	Receivable	Comprehensive	During the	Total
	Stock-Based	from	Income	Development	Stockholders’
	Compensation	Stockholders	(Loss)	Stage	Deficit

Net loss	$—	$—	$—	$(71,348)	$(71,348)
Balance at December 31, 1996	—	—	—	(71,348)	(71,348)
Comprehensive income:
Net loss	—	—	—	(285,383)	(285,383)

Total comprehensive income				(285,383)	(285,383)

Balance at December 31, 1997	—	—	—	(356,731)	(356,731)
Issuance of common stock for cash and notes receivable	—	(7,850)	—	—	7,901
Issuance of common stock in exchange for license agreements	—	—	—	—	23,271
Issuance of common stock for notes receivable	—	(73,512)	—	—	—
Comprehensive income:
Net loss	—	—	—	(1,990,914)	(1,990,914)

Total comprehensive income				(1,990,914)	(1,990,914)

Balance at December 31, 1998	—	(81,362)	—	(2,347,645)	(2,316,473)
Payments on notes receivable from stockholders	—	5,671	—	—	5,671
Receipt of funds for par value of restricted stock	—	—	—	—	739
Other	—	303	—	—	—
Accretion of mandatorily redeemable convertible preferred stock	—	—	—	(215,787)	(327,882)
Comprehensive income:
Net loss	—	—	—	(3,319,539)	(3,319,539)

Total comprehensive income				(3,319,539)	(3,319,539)

Balance at December 31, 1999	—	(75,388)	—	(5,882,971)	(5,957,484)
Issuance of Series B convertible preferred stock	—	—	—	—	1,104,958
Warrants issued in conjunction with note payable	—	—	—	—	10,815
Issuance of common stock in August 2000 at $0.50 per share upon the exercise of options	—	—	—	—	2,177
Issuance of common stock in November 2000 at $0.50 per share upon the exercise of options	—	—	—	—	5,271

The accompanying notes are an integral part of these consolidated financial statements.

MYOGEN, INC. AND SUBSIDIARY
(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT (continued)

	Series B
	Convertible
	Preferred Stock		Common Stock		Additional
					Paid-In
	Shares	Amount	Shares	Amount	Capital

Issuance of common stock in December 2000 at $1.15 per share upon the exercise of options	—	—	3,000	3	3,447
Issuance of common stock upon the exercise of warrants	—	—	350	—	175
Deferred stock-based compensation related to options granted to consultants	—	—	—	—	89,576
Amortization of deferred stock-based compensation	—	—	—	—	—
Accretion of mandatorily redeemable convertible preferred stock	—	—	—	—	(1,215,600)
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	—
Net loss	—	—	—	—	—
Total comprehensive income

Balance at December 31, 2000	803,606	804	892,695	893	—
Issuance of common stock in May 2001 at $0.86 per share upon the exercise of options	—	—	250	—	288
Issuance of common stock in July 2001 at $1.18 per share upon the exercise of options	—	—	255	—	301
Issuance of common stock in August 2001 at $0.59 per share upon the exercise of options	—	—	375	—	223
Issuance of common stock in December 2001 at $1.20 per share upon the exercise of options	—	—	16,628	17	13,800
Deferred stock-based compensation related to options granted to consultants	—	—	—	—	82,346
Amortization of deferred stock-based compensation	—	—	—	—	—
Accretion of mandatorily redeemable convertible preferred stock	—	—	—	—	(96,958)
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	—
Unrealized gain on investments available for sale	—	—	—	—	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Deficit
		Notes	Other	Accumulated
	Deferred	Receivable	Comprehensive	During the	Total
	Stock-Based	from	Income	Development	Stockholders’
	Compensation	Stockholders	(Loss)	Stage	Deficit

Issuance of common stock in December 2000 at $1.15 per share upon the exercise of options	—	—	—	—	3,450
Issuance of common stock upon the exercise of warrants	—	—	—	—	175
Deferred stock-based compensation related to options granted to consultants	(89,576)	—	—	—	—
Amortization of deferred stock-based compensation	13,987	—	—	—	13,987
Accretion of mandatorily redeemable convertible preferred stock	—	—	—	(2,480,557)	(3,696,157)
Comprehensive income:
Foreign currency translation adjustment	—	—	(1,334)	—	(1,334)
Net loss	—	—	—	(9,420,275)	(9,420,275)

Total comprehensive income			(1,334)	(9,420,275)	(9,421,609)

Balance at December 31, 2000	(75,589)	(75,388)	(1,334)	(17,783,803)	(17,934,417)
Issuance of common stock in May 2001 at $0.86 per share upon the exercise of options	—	—	—	—	288
Issuance of common stock in July 2001 at $1.18 per share upon the exercise of options	—	—	—	—	301
Issuance of common stock in August 2001 at $0.59 per share upon the exercise of options	—	—	—	—	223
Issuance of common stock in December 2001 at $1.20 per share upon the exercise of options	—	—	—	—	13,817
Deferred stock-based compensation related to options granted to consultants	(82,346)	—	—	—	—
Amortization of deferred stock-based compensation	37,996	—	—	—	37,996
Accretion of mandatorily redeemable convertible preferred stock	—	—	—	(509,646)	(606,604)
Comprehensive income:
Foreign currency translation adjustment	—	—	(2,554)	—	(2,554)
Unrealized gain on investments available for sale	—	—	36,520	—	36,520

The accompanying notes are an integral part of these consolidated financial statements.

MYOGEN, INC. AND SUBSIDIARY
(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT (continued)

	Series B
	Convertible
	Preferred Stock		Common Stock		Additional
					Paid-In
	Shares	Amount	Shares	Amount	Capital

Net loss	—	—	—	—	—
Total comprehensive income

Balance at December 31, 2001	803,606	804	910,203	910	—
Issuance of common stock in January 2002 at $0.50 per share upon the exercise of options	—	—	6,000	6	2,994
Issuance of common stock in February 2002 at $1.18 per share upon the exercise of options	—	—	52,083	52	61,542
Issuance of common stock in March 2002 at $1.25 per share upon the exercise of options	—	—	833	1	1,040
Issuance of common stock in April 2002 at $1.17 per share upon the exercise of options	—	—	11,616	12	13,576
Issuance of common stock in May 2002 at $1.25 per share upon the exercise of options	—	—	1,250	1	1,561
Issuance of common stock in June 2002 at $1.25 per share upon the exercise of options	—	—	2,083	2	2,602
Issuance of common stock in October 2002 at $2.08 per share upon the exercise of options	—	—	1,892	2	3,936
Issuance of common stock in December 2002 at $1.25 per share upon the exercise of options	—	—	3,751	4	4,685
Issuance of common stock upon the exercise of warrants	—	—	34,650	35	17,290
Deferred stock-based compensation related to options granted to employees and consultants	—	—	—	—	665,945
Amortization of deferred stock-based compensation	—	—	—	—	—
Warrants issued in conjunction with note payable	—	—	—	—	412,844
Repayment of notes receivable	—	—	—	—	—
Accretion of mandatorily redeemable convertible preferred stock	—	—	—	—	(1,188,015)
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Deficit
		Notes	Other	Accumulated
	Deferred	Receivable	Comprehensive	During the	Total
	Stock-Based	from	Income	Development	Stockholders’
	Compensation	Stockholders	(Loss)	Stage	Deficit

Net loss	—	—	—	(17,114,499)	(17,114,499)

Total comprehensive income			33,966	(17,114,499)	(17,080,533)

Balance at December 31, 2001	(119,939)	(75,388)	32,632	(35,407,948)	(35,568,929)
Issuance of common stock in January 2002 at $0.50 per share upon the exercise of options	—	—	—	—	3,000
Issuance of common stock in February 2002 at $1.18 per share upon the exercise of options	—	—	—	—	61,594
Issuance of common stock in March 2002 at $1.25 per share upon the exercise of options	—	—	—	—	1,041
Issuance of common stock in April 2002 at $1.17 per share upon the exercise of options	—	—	—	—	13,588
Issuance of common stock in May 2002 at $1.25 per share upon the exercise of options	—	—	—	—	1,562
Issuance of common stock in June 2002 at $1.25 per share upon the exercise of options	—	—	—	—	2,604
Issuance of common stock in October 2002 at $2.08 per share upon the exercise of options	—	—	—	—	3,938
Issuance of common stock in December 2002 at $1.25 per share upon the exercise of options	—	—	—	—	4,689
Issuance of common stock upon the exercise of warrants	—	—	—	—	17,325
Deferred stock-based compensation related to options granted to employees and consultants	(665,945)	—	—	—	—
Amortization of deferred stock-based compensation	153,454	—	—	—	153,454
Warrants issued in conjunction with note payable	—	—	—	—	412,844
Repayment of notes receivable	—	75,388	—	—	75,388
Accretion of mandatorily redeemable convertible preferred stock	—	—	—	(13,495,724)	(14,683,739)
Comprehensive income:
Foreign currency translation adjustment	—	—	137,455	—	137,455

The accompanying notes are an integral part of these consolidated financial statements.

MYOGEN, INC. AND SUBSIDIARY
(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT (continued)

	Series B
	Convertible
	Preferred Stock		Common Stock		Additional
					Paid-In
	Shares	Amount	Shares	Amount	Capital

Change in unrealized gain on investments available for sale	—	—	—	—	—
Net loss	—	—	—	—	—
Total comprehensive income

Balance at December 31, 2002	803,606	804	1,024,361	1,025	—
Issuance of common stock in January 2003 at $1.25 per share upon exercise of options (unaudited)	—	—	4,375	4	5,464
Deferred stock-based compensation related to options granted to employees and consultants (unaudited)	—	—	—	—	1,963,886
Accretion of mandatorily redeemable convertible preferred stock (unaudited)	—	—	—	—	(1,969,350)
Amortization of deferred stock-based compensation (unaudited)	—	—	—	—	—
Comprehensive income:
Foreign currency translation adjustment (unaudited)	—	—	—	—	—
Change in unrealized gain on investments available for sale (unaudited)	—	—	—	—	—
Net loss (unaudited)	—	—	—	—	—
Total comprehensive income (unaudited)

Balance at June 30, 2003 (unaudited)	803,606	$804	1,028,736	$1,029	$—

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Deficit
		Notes	Other	Accumulated
	Deferred	Receivable	Comprehensive	During the	Total
	Stock-Based	from	Income	Development	Stockholders’
	Compensation	Stockholders	(Loss)	Stage	Deficit

Change in unrealized gain on investments available for sale	—	—	55,333	—	55,333
Net loss	—	—	—	(27,519,790)	(27,519,790)

Total comprehensive income			192,788	(27,519,790)	(27,327,002)

Balance at December 31, 2002	(632,430)	—	225,420	(76,423,462)	(76,828,643)
Issuance of common stock in January 2003 at $1.25 per share upon exercise of options (unaudited)	—	—	—	—	5,468
Deferred stock-based compensation related to options granted to employees and consultants (unaudited)	(1,963,886)	—	—	—	—
Accretion of mandatorily redeemable convertible preferred stock (unaudited)	—	—	—	(5,371,019)	(7,340,369)
Amortization of deferred stock-based compensation (unaudited)	796,113	—	—	—	796,113
Comprehensive income:
Foreign currency translation adjustment (unaudited)	—	—	62,069	—	62,069
Change in unrealized gain on investments available for sale (unaudited)	—	—	(64,630)	—	(64,630)
Net loss (unaudited)	—	—	—	(19,355,603)	(19,355,603)

Total comprehensive income (unaudited)			(2,561)	(19,355,603)	(19,358,164)

Balance at June 30, 2003 (unaudited)	$(1,800,203)	$—	$222,859	$(101,150,084)	$(102,725,595)

The accompanying notes are an integral part of these consolidated financial statements.

MYOGEN, INC. AND SUBSIDIARY

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS

						Cumulative
				For the Six Months Ended		Period From
	For the Years Ended December 31,			June 30,		June 10, 1996
						(Inception) to
	2000	2001	2002	2002	2003	June 30, 2003

				(Unaudited)	(Unaudited)	(Unaudited)
Cash Flows From Operating Activities:
Net loss	$(9,420,275)	$(17,114,499)	$(27,519,790)	$(10,472,051)	$(19,355,603)	$(79,077,351)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	118,756	138,495	302,994	126,313	208,688	807,401
Amortization of deferred stock-based compensation	13,987	37,996	153,454	23,025	796,113	1,001,550
Amortization of debt discount	3,080	3,713	4,022	2,011	68,807	79,622
Amortization of investment (discount)/premium	—	(28,062)	191,211	140,772	14,150	177,299
Stock exchanged for license	1,104,958	—	—	—	—	1,163,229
Loss on disposal of property and equipment	—	—	22,638	17,344	11,951	34,589
Changes in operating assets and liabilities:
Accounts receivable	(47,128)	(317,617)	(280,657)	(65,424)	176,806	(468,596)
Inventories	(879,260)	12,273	6,787	135,195	54,746	(805,454)
Prepaid expenses and other assets	(329,519)	272,209	(750,468)	(605,548)	(137,636)	(1,145,824)
Accounts payable	1,376,697	507,926	840,154	(588,938)	2,172,053	4,935,949
Accrued liabilities	(300,165)	77,749	570,201	308,959	(251,364)	454,751

Net cash used in operating activities	(8,358,869)	(16,409,817)	(26,459,454)	(10,978,342)	(16,241,289)	(72,842,835)

Cash Flows From Investing Activities:
Acquisitions of property and equipment	(387,735)	(208,107)	(1,316,986)	(630,138)	(79,267)	(2,240,183)
Proceeds from sale of property and equipment	—	—	14,272	—	3,457	17,729
Purchases of short-term investments	(54,911,321)	(41,566,494)	(66,472,688)	(40,631,688)	(7,202,794)	(215,741,418)
Proceeds from maturities of short-term investments	68,430,988	11,000,000	74,750,969	38,181,717	18,894,475	200,615,520

Net cash provided by (used in) investing activities	13,131,932	(30,774,601)	6,975,567	(3,080,109)	11,615,871	(17,348,352)

Cash Flows From Financing Activities:
Proceeds from related party note	—	—	75,388	—	—	370,275
Repayments of related party note	—	—	—	—	—	(289,887)
Proceeds from notes payable	250,000	—	5,000,000	—	—	5,250,000
Payments on notes payable	(38,605)	(78,679)	(132,716)	(40,176)	(266,269)	(516,269)
Proceeds from issuance of mandatorily redeemable convertible preferred stock, net of issuance costs	—	63,342,365	(35,110)	(35,110)	—	87,216,216
Proceeds from issuance of common stock	11,073	14,629	109,341	88,263	5,468	148,412
Payments on capital leases	—	—	(25,599)	(9,521)	(13,876)	(39,475)

Net cash provided by (used in) financing activities	222,468	63,278,315	4,991,304	3,456	(274,677)	92,139,272

Effect of exchange rates on cash	(1,334)	(2,554)	142,444	71,980	140,630	285,596
Net increase (decrease) in cash and cash equivalents	4,994,197	16,091,343	(14,350,139)	(13,983,015)	(4,759,465)	2,233,681
Cash and cash equivalents, beginning of period	257,745	5,251,942	21,343,285	21,343,285	6,993,146	—

Cash and cash equivalents, end of period	$5,251,942	$21,343,285	$6,993,146	$7,360,270	$2,233,681	$2,233,681

Supplemental Disclosure of Non-Cash Financing Activities:
Interest paid	$11,738	$39,555	$14,089	$7,367	$6,228	$71,610
Acquisition of property and equipment under capital leases	—	—	158,437	138,200	—	158,437
Common stock issued in exchange for notes receivable	—	—	—	—	—	81,362
Convertible preferred stock issued in exchange for license	1,104,958	—	—	—	—	1,163,229
Mandatorily redeemable convertible preferred stock issued in lieu of cash commission on issuance of Series D mandatorily redeemable convertible preferred stock	—	928,961	—	—	—	928,961

The accompanying notes are an integral part of these consolidated financial statements.

MYOGEN, INC. AND SUBSIDIARY

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Formation and Business of the Company

      Myogen, Inc. and its subsidiary (the “Company”) are engaged in the discovery, development and sale of therapeutic drugs for the treatment of cardiovascular conditions. Myogen, Inc. was incorporated in the State of Colorado on June 10, 1996 (“Inception”) and on May 15, 1998 reincorporated in the State of Delaware. The Company currently markets one product in Europe for the treatment of acute decompensated heart failure, and it has three product candidates in late-stage clinical development for three cardiovascular indications. In addition, the Company’s research program is focused on creating disease-modifying drugs for chronic heart failure and related cardiovascular diseases. The research program has developed a portfolio of molecular therapeutic targets that the Company believes play key roles in heart disease and is screening chemical libraries with high-throughput assays based on these targets. The Company’s goal is to create an integrated biopharmaceutical company. The Company intends to complement its internal capabilities by entering into collaborations with third parties, including academic laboratories, pharmaceutical companies and contract service providers. The key elements of this strategy are to:

•	complete clinical development of its late-stage cardiovascular therapeutic product portfolio;

•	acquire additional product candidates;

•	discover and develop novel therapeutics for the treatment of cardiovascular diseases;

•	develop sales and marketing capabilities; and

•	establish strategic collaborations.

      There can be no assurance that these elements can be achieved nor, if achieved, that they will result in the Company’s success. Should the Company be unable to implement any or all of these elements, there could be a material adverse effect on its financial position, results of operations and cash flows.

      In 1998, the Company obtained a license to enoximone for the treatment and prevention of certain forms of heart disease in humans. In 1999, the Company established Myogen GmbH, a wholly owned subsidiary located in Germany, through which the intravenous formulation of enoximone, Perfan I.V., is sold in eight countries in Europe. The Company has granted certain European distributors exclusive rights to distribute Perfan I.V. in Belgium, France, Germany, Ireland, Italy, Luxembourg, the Netherlands and the United Kingdom. In June 2000, the Company began a Phase III clinical trial related to the oral formulation of enoximone, enoximone capsules, and in 2002 initiated two additional enoximone capsule trials.

      In September 2001, the Company in-licensed ambrisentan, a compound that it may develop for the treatment of various indications. In 2002, the Company initiated a Phase II clinical trial of ambrisentan for pulmonary arterial hypertension.

      In June 2003, the Company in-licensed darusentan, a compound that it intends to develop initially for uncontrolled hypertension (Note 16).

      Prior to commercial sales of a drug, the Company must complete the clinical trials and receive the necessary regulatory approvals. Should the Company be unable to obtain such approvals, there could be a material adverse effect on its financial position, results of operations and cash flows.

2.	Liquidity

      The Company has incurred significant losses and negative cash flows from operations in every fiscal period since Inception. For the years ended December 31, 2000, 2001 and 2002, the Company incurred losses from operations of $10,256,297, $17,770,643 and $28,287,329, respectively, and negative cash flows from operations of $8,358,869, $16,409,817 and $26,459,454, respectively. As of December 31, 2002, the Company

MYOGEN, INC. AND SUBSIDIARY
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

had a deficit accumulated during the development stage of $76,423,462. Management anticipates that operating losses and negative cash flows from operations will continue for at least the next several years.

      To date, the Company has satisfied its cash commitments primarily through private placements of equity securities. From Inception to December 31, 2002, the Company raised $87,359,160 in net cash proceeds from the sale of equity securities, excluding the additional $39,900,000 of funding described in Note 16.

      Management believes that the cash on hand and the additional funding (Note 16) will be sufficient to continue operations for at least the next 12 months. Failure to generate sufficient revenues or raise additional capital could have a material adverse effect on the Company’s ability to achieve its intended business objectives. Management plans on raising additional financing to meet future working capital and capital expenditure needs. There can be no assurance that such additional financing will be available or, if available, that such financing can be obtained on terms satisfactory to the Company.

3.	Summary of Significant Accounting Policies

Basis of Presentation

      The Company has generated limited revenue to date and its activities have consisted primarily of developing products, licensing products, raising capital and recruiting personnel. Accordingly, the Company is considered to be in the development stage as of December 31, 2002 as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises.

Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of Myogen, Inc. and its wholly owned subsidiary, Myogen GmbH. All significant intercompany accounts and transactions have been eliminated in consolidation.

Interim Financial Information

      The financial information as of June 30, 2003 and for the six months ended June 30, 2002 and 2003, and the related notes, are unaudited but in management’s opinion, include all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation, in all material respects, of its financial position, operating results, and cash flows for the interim date and periods presented. Results for the six months ended June 30, 2003 are not necessarily indicative of results for the entire fiscal year or future periods.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of expenses during the reporting period. Actual results could differ from these estimates.

Risks and Uncertainties

      The Company’s operations are subject to certain risks and uncertainties, including those associated with the history of operating losses and risk of continued losses, early stage of development, dependence on the outcome of clinical trials and dependence on regulatory approval to sell products.

MYOGEN, INC. AND SUBSIDIARY
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Cash and Cash Equivalents

      The Company considers all investments that, when purchased, have a remaining maturity of 90 days or less, to be cash equivalents. All cash equivalents are carried at cost, which approximates fair value.

Short-term Investments

      Short-term investments are investments purchased with maturities of longer than 90 days, but less than one year, held at a financial institution. Short-term investments are accounted for in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and accordingly, those classified as held-to-maturity are carried at cost plus accrued interest and total $447,474 and $313,695 at December 31, 2001 and 2002, respectively. In addition, those classified as available-for-sale are carried at fair value and total $34,712,961 and $26,490,924 at December 31, 2001 and 2002, respectively. Gains or losses on the sale of investments classified as available-for-sale are recognized on the specific identification method. Unrealized gains or losses are treated as a separate component of stockholders’ deficit until the security is sold or until a decline in fair market value is determined to be other than temporary. As of December 31, 2001 and 2002, the amortized cost basis, aggregate fair value and gross unrealized holding gains and losses by major security type of investment classified as available-for-sale are as follows:

			Unrealized	Unrealized
	Amortized	Aggregate	Holding	Holding
Security Type	Cost Basis	Fair Value	Gains	Losses

December 31, 2001
Commercial paper	$31,809,190	$31,835,310	$28,025	$1,905
Corporate debt securities	3,314,725	3,325,125	10,400	—

Total short-term investments	$35,123,915	$35,160,435	$38,425	$1,905

December 31, 2002
Commercial paper	$20,453,682	$20,527,304	$73,622	$—
Corporate debt securities	6,259,084	6,277,315	18,231	—

Total short-term investments	$26,712,766	$26,804,619	$91,853	$—

Fair Value of Financial Instruments

      The Company’s financial instruments include cash, cash equivalents, short-term investments, accounts receivable, accounts payable, accrued liabilities and notes payable. The carrying amounts of the Company’s financial instruments approximate fair value due to their short maturities.

Inventories

      Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out basis.

Property and Equipment

      Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from three to five years. Leasehold improvements and assets under capital leases are amortized over the shorter of the life of the lease or the estimated useful life of the assets. Repairs and maintenance costs are expensed as incurred.

MYOGEN, INC. AND SUBSIDIARY
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Long-Lived Assets and Impairments

      The Company periodically evaluates the recoverability of its long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”) and, accordingly, reduces the carrying value whenever events or changes in business conditions indicate the carrying amount of the assets may not be fully recoverable. SFAS 144 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the fair value less costs to sell such assets.

Revenue Recognition

      Sales are recognized when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists; (ii) product is shipped from the distributor to the customer; (iii) the selling price is fixed or determinable; and (iv) collection is reasonably assured. Once the product is shipped to the customer, the Company does not allow product returns.

Unaudited Pro Forma Cash and Stockholders’ (Deficit)/Equity

      On August 27, 2003, the Company sold additional shares of Series D mandatorily redeemable convertible preferred stock (the “Series D Preferred Stock”) for net proceeds of $39,900,000 (Note 16). Unaudited pro forma cash and stockholders’ (deficit)/ equity as of June 30, 2003, as set forth in the accompanying consolidated balance sheets, is adjusted for the net cash received from the sale and issuance of the Series D Preferred Stock on August 27, 2003.

Unaudited Pro Forma as Adjusted Cash and Stockholders’ Equity

      The Board of Directors has authorized management to file a registration statement with the Securities and Exchange Commission (“SEC”) permitting the Company to sell shares of its common stock to the public. If the Company’s initial public offering is consummated under the terms as presently anticipated, all of the Series A mandatorily redeemable convertible preferred stock (the “Series A Preferred Stock”), Series C mandatorily redeemable convertible preferred stock (the “Series C Preferred Stock”), Series D Preferred Stock (together with the Series A Preferred Stock and the Series C Preferred Stock, the “Senior Preferred Stock”) and Series B convertible preferred stock (the “Series B Preferred Stock”) will automatically convert into 19,604,186 shares of common stock.

      Unaudited pro forma as adjusted cash and stockholders’ equity as of June 30, 2003 as set forth in the accompanying consolidated balance sheets is adjusted for the net cash received from the sale and issuance of the Series D Preferred Stock on August 27, 2003 and for the anticipated conversion of all of the Company’s preferred stock.

Net Loss Per Common Share and Unaudited Pro Forma Net Loss Per Common Share

      Net loss per common share is calculated in accordance with SFAS No. 128, Earnings Per Share (“SFAS 128”) and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). Under the provisions of SFAS 128 and SAB 98, basic net loss per common share is computed by dividing the net loss available for common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed giving effect to all dilutive potential common stock, including options, mandatorily redeemable convertible preferred stock, convertible preferred stock, common stock subject to repurchase and warrants. Diluted net loss per common share for all periods presented is the same as

MYOGEN, INC. AND SUBSIDIARY
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

basic net loss per share because the potential common shares were anti-dilutive. Anti-dilutive common shares not included in net loss attributable to common stockholders are summarized as follows:

	December 31,			June 30,

	2000	2001	2002	2002	2003

				(Unaudited)
Common stock subject to repurchase	78,692	47,215	15,738	31,476	—
Common stock options	13,540	50,185	1,179,768	59,159	1,878,850
Warrants	36,468	36,468	11,820	11,415	30,933
Convertible preferred stock	127,696	160,721	160,721	160,721	160,721
Mandatorily redeemable convertible preferred stock	3,825,182	6,721,025	13,625,321	13,625,321	13,625,321

Total	4,081,578	7,015,614	14,993,368	13,888,092	15,695,825

      Fully diluted shares outstanding for the years ended December 31, 2000, 2001 and 2002 would have been 5,259,960, 16,182,091 and 16,810,716, respectively.

      The Company has computed unaudited pro forma basic net loss per common share in accordance with the methodology in SFAS 128. The Company’s historical capital structure is not indicative of its prospective structure due to the automatic conversion of all shares of preferred stock into common stock concurrent with the closing of the Company’s anticipated initial public offering. Accordingly, historical basic net loss per common share should not be used as an indicator of future earnings per common share.

      Unaudited pro forma basic net loss per common share is computed using the weighted average number of common shares outstanding during the period. The Company assumed the conversion of all outstanding preferred stock issued into common stock as of the date issued on a fully diluted basis.

		Six Months
	Year Ended	Ended
	December 31,	June 30,

	2002	2003

Numerator:
Net loss attributable to common stockholders	$(42,203,529)	$(26,695,972)

Effect of pro forma conversion of preferred stock:
Accretion of mandatorily redeemable convertible preferred stock	14,683,739	7,340,369

Pro forma net loss attributable to common stockholders	$(27,519,790)	$(19,355,603)

Denominator:
Weighted average shares outstanding	1,003,426	1,028,517
Effect of pro forma conversion of preferred stock:
Series A Preferred Stock	1,206,998	1,206,998
Series B Preferred Stock	160,713	160,713
Series C Preferred Stock	2,618,175	2,618,175
Series D Preferred Stock	9,800,118	9,800,118

Shares used in computing pro forma basic and diluted net loss per share	14,789,430	14,814,521

MYOGEN, INC. AND SUBSIDIARY
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Stock-Based Compensation

      The Company measures compensation expense to employees using the intrinsic value method as prescribed by Accounting Principles Board Opinion (“APB”) No. 25, Accounting For Stock Issued to Employees (“APB 25”), and provides pro forma disclosures of net loss as if the fair value based method was applied as prescribed by SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). Accordingly, as allowable under SFAS 123, the Company does not recognize compensation expense for options granted to employees when the exercise price equals or exceeds the fair value of common stock as of the grant date. Stock-based awards to consultants are accounted for under the provisions of SFAS 123 and Emerging Issues Task Force (“EITF”) Issue 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

      Had employee compensation cost for the Company’s stock-based compensation plan been determined based on the fair value at the grant dates for awards using the minimum value method prescribed by SFAS 123, the Company’s pro forma net loss and pro forma net loss per share would be as follows:

	Years Ended December 31,			Six Months Ended June 30,

	2000	2001	2002	2002	2003

				(Unaudited)
Net loss attributable to common stockholders, as reported	$(13,116,432)	$(17,721,103)	$(42,203,529)	$(17,813,921)	$(26,695,972)
Deduct: total stock-based employee compensation expense determined under fair value based method	(26,080)	(51,805)	(333,065)	(156,396)	(1,127,927)
Add: total stock-based employee compensation expense recognized under the intrinsic rate based method	13,987	37,996	153,454	23,025	796,113

Pro forma net loss	$(13,128,525)	$(17,734,912)	$(42,383,140)	$(17,947,292)	$(27,027,786)

Pro forma net loss per share	$(14.96)	$(19.82)	$(42.24)	$(18.17)	$(26.28)

      The fair value was determined using the minimum value method with the following weighted average assumptions: no dividend yield, risk-free interest rates ranging from 2.8% to 6.8% and an expected life of five years. Risk-free interest rates were determined using government securities with original maturities similar to the respective expected option life at date of grant.

      Because the determination of the fair value of all options granted after the Company becomes a publicly-traded entity will include an expected volatility factor in addition to the factors described in the preceding paragraph and because additional option grants are expected to be made each year, the above pro forma disclosures are not representative of the pro forma effects of option grants on reported net income (loss) for future years.

Research and Development

      The Company’s research and development expense is primarily composed of costs associated with discovery research and product development. The latter expense represents both clinical trial costs and the costs associated with non-clinical support activities such as toxicological testing, manufacturing process development and regulatory affairs. The Company’s research and development expenses include internal employee costs and research and development expenses associated with external service providers, including clinical research organizations and contract manufacturers, and by the Company’s academic collaborators. The Company also reports the cost of product licenses in this category, including its milestone obligations.

MYOGEN, INC. AND SUBSIDIARY
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Research and development expenditures are charged to operations as incurred. Amounts received from other parties to fund our research and development efforts are recognized as a reduction to research and development expense as the costs are incurred.

Income Taxes

      Income taxes are accounted for under the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be ultimately realized.

Foreign Currency Translation

      The euro is the functional currency for the Company’s foreign subsidiary. The Company translates asset and liability accounts to the U.S. dollar based on the exchange rate as of the balance sheet date, while income statement and cash flow statement amounts are translated to the U.S. dollar at the average exchange rate for the period. Exchange gains or losses resulting from such translation are included as a separate component of stockholders’ deficit. Transaction gains and losses are recognized in income during the period in which they occur. During the years ended December 31, 2000, 2001 and 2002, the Company recognized net transaction gains of $3,696, $6,928 and $122,179, respectively, which are included in selling, general and administrative expense.

Concentration of Risk

      The Company’s cash and cash equivalents as of December 31, 2001 and 2002 are maintained in three financial institutions in amounts that typically exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk in this area. It is the Company’s practice to place its cash equivalents and short-term investments in high quality securities in accordance with a written policy approved by the Company’s Board of Directors.

      All sales recorded as of December 31, 2000, 2001 and 2002 relate to sales to independent distributors in Europe of Perfan I.V., the intravenous form of enoximone. As of December 31, 2002, customer concentrations in excess of 10% of trade accounts receivable and sales were as follows:

	Trade
	Accounts
	Receivable		Sales

Customer	2001	2002	2000	2001	2002

A	47.7%	32.7%	—%	38.4%	27.8%
B	15.2	11.0	100	33.2	29.5
C	19.4	14.9	—	20.5	21.9
D	16.6	12.2	—	6.8	11.4
E	—	25.0	—	—	8.1

Total	98.9%	95.8%	100%	98.9%	98.7%

      The Company relies on single-source manufacturers for each of its product candidates. Establishing a replacement source for any of its product candidates could require at least 12 months and significant additional expense.

MYOGEN, INC. AND SUBSIDIARY
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Recent Accounting Pronouncements

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (“SFAS 145”). SFAS 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements; SFAS 145 also rescinds SFAS No. 44, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The provisions of SFAS 145 related to the rescission of SFAS 4 shall be applied in fiscal years beginning after May 15, 2002; the provisions related to SFAS No. 13 shall be effective for transactions occurring after May 15, 2002; all other provisions of SFAS 145 shall be effective for financial statements issued on or after May 15, 2002. Early adoption of SFAS 145 is encouraged. The adoption of SFAS 145 has not had, nor does the Company believe it will have, a material impact on its current or prospective financial statements.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and replaces EITF No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs in a Restructuring). The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company believes that SFAS 146 may have a prospective effect on its financial statements for costs associated with future exit or disposal activities it may undertake after December 31, 2002.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”). This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, certain financial instruments that embody obligations for the issuer are required to be classified as liabilities. SFAS 150 shall be effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect the provisions of this statement to have a significant impact on its statement of financial position.

      In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements are effective for financial statements of periods ending after December 15, 2002. The adoption of FIN 45 has not had, nor does the Company believe it will have, a material impact on its current or prospective financial statements.

      In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities (“FIN 46”). FIN 46 addresses consolidation by business enterprises of variable interest entities which have certain characteristics. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies, in the first fiscal year beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of FIN 46 has not had, nor does the Company believe it will have, a material impact on its current or prospective financial statements.

MYOGEN, INC. AND SUBSIDIARY
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

4.	Inventories

      Inventories are summarized as follows:

	December 31,
			June 30,
	2001	2002	2003

			(Unaudited)
Finished products	$182,517	$266,068	$240,597
Raw materials	684,470	594,132	564,857

Inventories	$866,987	$860,200	$805,454

5.	Property and Equipment

      Property and equipment are summarized as follows:

	December 31,

	2001	2002

Laboratory equipment and other	$508,318	$1,353,601
Furniture and fixtures	177,652	249,988
Computer equipment and software	102,476	380,214
Leasehold improvements	29,636	218,365
Capital projects in progress	25,848	2,324

	843,930	2,204,492
Less accumulated depreciation	(295,719)	(512,561)

Property and equipment, net	$548,211	$1,691,931

      Property and equipment recorded under capital leases totaled $0 and $158,437 as of December 31, 2001 and 2002, respectively, and is included in computer equipment and software. In addition, amortization expense related to assets under capital lease was $19,337 for the year ended December 31, 2002 and for the period from Inception to December 31, 2002; the Company had no significant assets under capital lease during 2000 and 2001.

6.	Accounts Payable and Accrued Liabilities

      Accounts payable are comprised of the following:

	December 31,
			June 30,
	2001	2002	2003

			(Unaudited)
Trade	$313,444	$265,614	$118,754
Research and development	1,593,953	2,419,673	4,802,965
Related party	16,345	63,360	126,500

Accounts payable	$1,923,742	$2,748,647	$5,048,219

MYOGEN, INC. AND SUBSIDIARY
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      Accrued liabilities are comprised of the following:

	December 31,

	2001	2002

Accrued payroll	$78,080	$197,962
Accrued taxes	49,792	99,025
Accrued royalties	—	48,778
Accrued reimbursable research and development expenses	—	500,000
Other	13,042	92,337

Accrued liabilities	$140,914	$938,102

7.	Borrowings

      In December 2002, the Company entered into a venture loan and security agreement with certain financial institutions and borrowed $5,000,000 with a 36-month repayment term, subject to customary covenants. The loan accrues interest at 9.82% per annum. The first three monthly repayments are comprised of interest only; the remaining thirty-three payments are comprised of both principal and interest. Concurrent with this loan agreement, warrants were granted to the financial institutions (Note 10). Substantially all the assets of the Company are pledged as collateral for the loan.

      On January 26, 2000, the Company entered into a loan and security agreement with a bank (the “Bank”). Subject to the terms of the agreement, on June 30, 2000, the Company borrowed $250,000 with a 36-month repayment term. The loan accumulated interest at the annual rate associated with the U.S. Treasury note yield to maturity on a 36-month note, as of the funding date, plus a loan margin of 300 basis points. Concurrent with this loan agreement, a warrant to purchase 9,090 shares of the Company’s Series C Preferred Stock at an exercise price of $1.375 was granted to the Bank (Note 10). In December 2002, the loan was repaid in full.

      Maturities of the notes payable as of December 31, 2002 are as follows:

2003	$1,091,619
2004	1,954,191
2005	1,954,190
Thereafter	—

Principal portion of future notes payable obligations	5,000,000
Less unamortized discount	(412,844)
Less current portion of notes payable	(954,004)

Notes payable, net of current portion and discount	$3,633,152

8.	Commitments and Contingencies

      The Company leases office and research and development facilities under agreements that expire in 2005 and 2007. Total rent expense in 2000, 2001 and 2002 was $162,852, $257,028 and $393,908, respectively.

      During 2002, the Company entered into several capital leases in order to finance certain equipment acquisitions. As of December 31, 2002, the aggregate future minimum lease obligations for capital leases and

MYOGEN, INC. AND SUBSIDIARY
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

non-cancelable operating leases with initial or remaining terms in excess of one year are as follows for each of the years ending December 31:

	Capital Leases	Operating Leases

2003	$40,213	$300,349
2004	40,213	300,349
2005	40,213	308,470
2006	36,441	308,556
2007	5,553	51,426

Total future minimum lease payments	162,633	$1,269,150

Less amount representing interest	(29,795)

Present value of future minimum lease payments	132,838
Less current portion	(25,968)

Capital lease obligations, less current portion	$106,870

      From time to time, the Company engages in legal proceedings arising in the ordinary course of business. The Company was not involved in any material legal proceedings as of December 31, 2002.

      In the ordinary course of its business, the Company makes certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These include indemnities of clinical investigators, consultants and contract research organizations involved in the development of the Company’s clinical stage products, indemnities of distributors of its marketed product, indemnities to its lenders and indemnities to directors and officers of the Company to the maximum extent permitted under the laws of the State of Delaware. The duration of these indemnities, commitments and guarantees varies, and in certain cases, is indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. The Company has not recorded any liability for these indemnities, commitments and guarantees in the accompanying consolidated balance sheets. However, the Company accrues for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable. No such losses have been recorded to date.

MYOGEN, INC. AND SUBSIDIARY
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

9.	Preferred Stock

Mandatorily Redeemable Convertible Preferred Stock

      Mandatorily redeemable convertible preferred stock is summarized as follows:

	December 31,

	2001	2002

Series A Preferred Stock, at redemption value, $0.001 par value, 6,035,000 shares authorized; 6,035,000 shares issued and outstanding as of December 31, 2001 and 2002; aggregate liquidation preference of $6,035,000 as of December 31, 2002	$6,336,594	$7,246,186
Series C Preferred Stock, at redemption value, $0.001 par value, 13,100,000 shares authorized; 13,090,910 shares issued and outstanding as of December 31, 2001 and 2002; aggregate liquidation preference of $18,000,000 as of December 31, 2002	18,935,141	21,644,880
Series D Preferred Stock, at redemption value, $0.001 par value, 49,425,000 shares authorized; 49,000,696 shares issued and outstanding as of December 31, 2001 and 2002; aggregate liquidation preference of $67,375,957 as of December 31, 2002	66,645,227	77,674,525

Total mandatorily redeemable convertible preferred stock	$91,916,962	$106,565,591

Series A

      During 1998, the Company issued 6,000,000 shares of Series A Preferred Stock at $1.00 per share in a private placement to accredited investors for proceeds of $5,967,394, net of $32,606 in issuance costs. In addition, the Company issued 35,000 shares of Series A Preferred Stock in exchange for services and accounted for these shares based upon the estimated value of the shares at the issuance date.

Series C

      During 1999, the Company issued 13,090,910 shares of Series C Preferred Stock at $1.375 per share in a private placement to accredited investors for proceeds of $17,941,567, net of $58,434 in issuance costs.

Series D

      During 2001, the Company issued 49,000,696 shares of Series D Preferred Stock at $1.375 per share in a private placement to accredited investors for proceeds of $63,307,255, net of $4,068,702 in issuance costs (Note 16).

   The holders of the Senior Preferred Stock have the following rights and preferences:

Voting Rights

      The holders of the Senior Preferred Stock, voting equally with the shares of common stock, are entitled to vote upon any matter submitted to the stockholders; however, for as long as at least 1,500,000 shares of Senior Preferred Stock remain outstanding, the holders of at least 65% of the outstanding Senior Preferred Stock, voting together as a single class on an as-converted to common stock basis, shall be necessary for effecting or validating certain transactions or events, including changes to the capital structure of the Company. In addition, certain transactions or events require a majority vote of each class of Senior Preferred Stock.

MYOGEN, INC. AND SUBSIDIARY
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Dividends

      The holders of Senior Preferred Stock are entitled to receive non-cumulative cash dividends at a rate of 8% of the respective original issue price per annum, prior and in preference to any dividend on Series B Preferred Stock and common stock. Dividends are payable only when, as and if declared by the Board of Directors. No dividends have been declared as of December 31, 2002.

Liquidation

      In the event of any liquidation, dissolution or winding up of the Company, the holders of Senior Preferred Stock shall be entitled to receive in exchange for and in redemption of each share of Senior Preferred Stock, prior and in preference to Series B Preferred Stock and common stock, an amount equal to the applicable original issue price for such shares, plus all declared and unpaid dividends on such shares. After payment of the full liquidation preference to the Senior Preferred Stock, any remaining assets shall be distributed ratably to the holders of all preferred stock, on an as-converted to common stock basis, and common stock until the holders of all preferred stock have received an aggregate amount per share equal to three times the applicable original issue price; thereafter, the holders of common stock, after conversion, shall receive all of the remaining assets in proportion to their applicable share.

Conversion

      The Senior Preferred Stock is convertible, at the option of the holder, at any time after the date of issuance, into fully-paid non-assessable shares of common stock as determined by dividing the respective original issue price by the conversion price in effect on the date of the certificate surrendered for conversion. The conversion price is the respective original issue price as adjusted for certain dilutive issuances, splits, reorganizations, combinations and other factors. Upon the effective date of the common stock split discussed in Note 17, the conversion ratio is five preferred shares for each common share (unaudited).

      Automatic conversion occurs immediately upon the earlier of (i) the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, at a per share price of at least 1.5 times the original issue price, as adjusted, of Series D Preferred Stock and cash proceeds to the Company of at least $25,000,000 or (ii) upon the date of affirmative consent from at least 65% of the outstanding shares of all preferred stock, voting together as a single class.

      The Company has reserved 1,206,998, 2,618,175 and 15,618,300 shares of common stock for the conversion of Series A Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, respectively, including the shares of Series D Preferred Stock issued on August 27, 2003 (Note 16).

Redemption

      The holders of at least 65% of the then outstanding shares of Senior Preferred Stock, voting together as a single class, may require the Company to redeem the Senior Preferred Stock in three equal annual installments beginning on August 21, 2007, provided the Company receives a written notice of such election at least 60 days prior to such date. The Company shall redeem the Senior Preferred Stock for an amount per share equal to the applicable conversion price, plus interest calculated at 15% per annum beginning from the Series D Preferred Stock original issue date (August 21, 2001) on each outstanding share of Senior Preferred Stock based on the applicable conversion price, plus any declared and unpaid dividends on the Senior Preferred Stock. In August 2001, we amended and restated our Certificate of Incorporation in conjunction with the initial issuance of our Series D preferred stock. Prior to August 2001, holders of at least 65% of the then outstanding shares of Senior Preferred Stock could require the Company to redeem the Senior Preferred Stock beginning in November 2005 for an amount per share equal to the applicable conversion price, plus

MYOGEN, INC. AND SUBSIDIARY
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

interest calculated at 15% per annum beginning from the original issue date of the Series C Preferred Stock (November 1999).

      The holders of the Senior Preferred Stock are subject to automatic redemption in the event of any consolidation or merger of the Company, or sale of all or substantially all of the Company’s assets in which the stockholders of the Company immediately prior to the transaction hold less than fifty percent of the outstanding securities of the surviving entity.

      The redemption values of the Senior Preferred Stock outstanding as of December 31, 2001 and 2002 were derived by accreting 15% interest from August 21, 2001 on such stock, plus the accretion of the respective issuance costs. As of December 31, 2002, the redemption values of Series A Preferred Stock, Series C Preferred Stock and Series D Preferred Stock were $7,246,186, $21,644,880 and $77,674,525, respectively.

Convertible Preferred Stock

Series B

      During 2000, the Company issued 803,606 shares of Series B Preferred Stock and warrants to purchase 35,000 shares of common stock (see Note 10) to the University of Texas Systems and affiliated individuals, at a deemed value of $1.375 per share, in a private placement for a license with a total assigned value of $1,104,958.

   The holders of the Series B Preferred Stock have the following rights and preferences:

Voting Rights

      The holders of the Series B Preferred Stock, voting equally with the shares of common stock, are entitled to vote upon any matter submitted to the stockholders. Certain transactions or events require the majority vote of the Series B Preferred Stock.

Dividends

      The holders of the Series B Preferred Stock are entitled to receive non-cumulative cash dividends at a rate of 8% of the original issue price per annum, prior and in preference to any dividend on common stock. No dividend shall be paid on the Series B Preferred Stock unless an applicable dividend shall have been paid on the Senior Preferred Stock. Dividends are payable only when, as and if declared by the Board of Directors. No dividends have been declared as of December 31, 2002.

Liquidation

      In the event of any liquidation, dissolution or winding up of the Company, after payment of the full liquidation preference to the Senior Preferred Stock, any remaining assets shall be distributed ratably to the holders of all preferred stock, on an as-converted to common stock basis, and common stock until the holders of all preferred stock have received an aggregate amount per share equal to three times the applicable original issue price; thereafter, the holders of common stock, after conversion, shall receive all of the remaining assets in proportion to their applicable share.

Conversion

      The Series B Preferred Stock is convertible, at the option of the holder, at any time after the date of issuance, into fully-paid non-assessable shares of common stock as determined by dividing the original issue price by the conversion price in effect on the date of the certificate surrendered for conversion. The conversion price is the original issue price as adjusted for certain dilutive issuances, splits, reorganizations, combinations,

MYOGEN, INC. AND SUBSIDIARY
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

and certain other factors. Upon the effective date of the common stock split discussed in Note 17, the conversion ratio is five preferred shares for each common share (unaudited).

      Automatic conversion occurs immediately upon the earlier of (i) the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, at a per share price of at least 1.5 times the original issue price, as adjusted, of Series D Preferred Stock and cash proceeds to the Company of at least $25,000,000 or (ii) upon the date of affirmative consent from at least 65% of the outstanding shares of all preferred stock, voting together as a single class.

      The Company has reserved 160,713 shares of common stock for the conversion of Series B Preferred Stock.

Redemption

      The holders of the Series B Preferred Stock are subject to automatic redemption in the event of any consolidation or merger of the Company, or sale of all or substantially all of the Company’s assets in which the stockholders of the Company immediately prior to the transaction hold less than fifty percent of the outstanding securities of the surviving entity.

10.	Stockholders’ Deficit

Common Stock

      In 1998, the Company issued 147,907 shares of restricted common stock to two officers of the Company in exchange for $73,512 in notes receivable (the “Notes”). The shares of restricted stock were subject to vesting and, in 2002, all shares became fully vested and the Notes were collected in full.

Warrants

      In December 2002, the Company issued warrants to purchase 327,273 shares of Series D Preferred Stock with an exercise price of $1.375 per share to certain financial institutions in connection with a term loan. The Company allocated the proceeds between the warrants and the term loan in accordance with the provisions of APB No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants (“APB 14”). Upon date of grant, the warrants were ascribed a relative fair value of $412,844 using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0%; estimated volatility of 100%; risk-free interest rate of 2.8% and a contractual life of ten years. This amount was recorded as a debt discount and is amortized over the three year term of the loan. The life of the warrants is equal to the longer of ten years from the date of grant or five years after the closing of an initial public offering of the Company’s stock. As of December 31, 2002, the warrants remained outstanding.

      In 2000, the Company issued warrants to purchase 35,000 shares of common stock to certain shareholders in connection with the issuance shares of Series B Preferred Stock. As of December 31, 2002, all such warrants were exercised.

      In 2000, the Company issued a warrant to purchase 9,090 shares of Series C Preferred Stock with an exercise price of $1.375 per share to a financial institution in connection with a term loan. The Company allocated the proceeds between the warrant and the term loan in accordance with the provisions of APB 14. Upon date of grant, the warrant was ascribed a relative fair value of $10,815 using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0%; estimated volatility of 100%; risk-free interest rate of 6.6% and a contractual life of ten years. As of December 31, 2002, the warrant remained outstanding.

MYOGEN, INC. AND SUBSIDIARY
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      The Company has reserved sufficient shares of common stock, Series C Preferred Stock and Series D Preferred Stock to meet its warrant obligations.

11.	Stock Options and Employee Benefits

      In July 1998, the Board of Directors approved the Company’s 1998 Equity Incentive Plan (the “Plan”), under which the Company may grant options, stock bonuses, stock appreciation rights and rights to purchase stock to officers, employees, consultants and directors. The options are intended to qualify as “incentive stock options” under Section 422 of the Internal Revenue Code, unless specifically designated as non-qualifying stock options or unless exceeding the applicable statutory limit.

      At December 31, 2002, the Company had reserved an aggregate of 2,523,464 shares of common stock for issuance under the Plan and 327,604 options were available for grant. Options granted may be exercised for a period of not more than ten years from the date of grant or any shorter period as determined by the Board of Directors. Options vest as determined by the Board of Directors, generally over a four-year period, subject to acceleration upon the occurrence of certain events. The option price of any incentive stock option shall equal or exceed the fair value per share on the date of grant as determined by the Company’s Board of Directors, or 110% of the fair value per share in the case of a 10% or greater stockholder.

MYOGEN, INC. AND SUBSIDIARY
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      Activity of the Plan is summarized in the following table:

	Incentive and Non-Qualifying Stock Options

	Number	Weighted Average	Options	Weighted Average
	of Shares	Exercise Price	Exercisable	Exercise Price

Outstanding at December 31, 1997	—	$—	—	—
Granted (at market)	61,500	$0.50
Exercised	—	$—
Canceled	(3,000)	$0.50

Outstanding at December 31, 1998	58,500	$0.50	—	—
Granted (at market)	29,500	$0.81
Exercised	—	$—
Canceled	(600)	$0.50

Outstanding at December 31, 1999	87,400	$0.61	14,325	$0.50
Granted (at market)	240,300	$1.15
Exercised	(17,896)	$0.60
Canceled	(1,000)	$1.15

Outstanding at December 31, 2000	308,804	$1.03	25,568	$0.68
Granted (at market)	1,123,800	$1.25
Granted (above market)	38,240	$2.50
Exercised	(17,508)	$0.85
Canceled	(10,962)	$1.15

Outstanding at December 31, 2001	1,442,374	$1.25	146,226	$1.13
Granted (below market)	474,280	$1.25
Granted (at market)	180,724	$1.25
Exercised	(79,508)	$1.20
Canceled	(84,829)	$1.25

Outstanding at December 31, 2002	1,933,041	$1.25	459,109	$1.22
Granted (below market) (unaudited)	156,633	$1.25
Exercised (unaudited)	(4,375)	$1.25
Canceled (unaudited)	—	$—

Outstanding at June 30, 2003 (unaudited)	2,085,299	$1.25	652,643	$1.25

MYOGEN, INC. AND SUBSIDIARY
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      The total options outstanding and exercisable under the Plan as of December 31, 2002 are as follows:

	Options Outstanding

		Weighted		Options Exercisable
		Average
		Remaining	Weighted		Weighted
		Contractual	Average		Average
	Number of	Life	Exercise	Number of	Exercise
Exercise Prices	Shares	(Years)	Price	Shares	Price

$0.50	41,850	5.97	$0.50	38,724	$0.50
$1.15	150,842	7.23	$1.15	87,367	$1.15
$1.25	1,704,955	9.02	$1.25	315,510	$1.25
$2.50	35,394	8.03	$2.50	17,506	$2.50

	1,933,041	8.80	$1.25	459,107	$1.22

      The per share weighted average grant date fair value of options granted under the Plan during 2000, 2001 and 2002 was $0.16, $0.22 and $0.89, respectively. The fair value of each option grant was estimated on the date of grant based on the minimum value method using the following weighted average assumptions: dividend yield of 0%, risk-free interest rates ranging from 2.8% to 6.8% and expected life of five years.

Stock-Based Compensation

      In connection with certain option grants to employees, the Company recognized $0, $0 and $396,982 of deferred stock-based compensation for the years ended December 31, 2000, 2001 and 2002, respectively, and $0 (unaudited) and $1,711,860 (unaudited) for the six months ended June 30, 2002 and 2003, respectively, for the excess of the fair value of the Company’s common stock over the exercise price of the option at the date of grant. Of these amounts, the Company recognized stock-based compensation expense of $0, $0 and $87,130 for the years ended December 31, 2000, 2001 and 2002, respectively, and $0 (unaudited) and $597,177 (unaudited) for the six months ended June 30, 2002 and 2003, respectively. Stock-based employee compensation expense is recognized over the option vesting period using the multiple option method as prescribed by FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, an Interpretation of APB Opinions No. 15 and 25 (“FIN 28”).

      During the years ended December 31, 2000, 2001 and 2002, the Company granted 16,200, 73,000 and 34,425 options, respectively, to consultants. The Company recorded deferred stock-based compensation of $89,576, $82,346 and $268,963 related to such grants in 2000, 2001 and 2002, respectively, of which $13,987, $37,996 and $66,324 was recognized in operations in 2000, 2001 and 2002, respectively. The Company granted 61,909 stock options to consultants during the six months ended June 30, 2003. The Company recorded deferred stock-based compensation of $3,025 (unaudited) and $252,026 (unaudited) during the six months ended June 30, 2002 and 2003, respectively, related to such grants, of which $23,025 (unaudited) and $198,996 (unaudited) was recognized in operations for the periods, respectively. The fair values of these options are calculated at each reporting date using the Black-Scholes option-pricing model. As a result, the stock-based compensation expense will fluctuate as the fair value of the Company’s common stock fluctuates. The Company believes that the fair values of the options are more reliably measurable than the fair value of

MYOGEN, INC. AND SUBSIDIARY
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

the services received. The following weighted average assumptions were used in the Black-Scholes option-pricing model:

	2000	2001	2002

Risk-free interest rate	6.78%	5.85%	3.06%
Expected life (in years)	10	10	10
Expected volatility	100%	100%	100%
Expected dividend yield	0%	0%	0%

401(k) Plan

      The Company’s employee savings and retirement plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. Eligible employees may elect to defer their current compensation up to the statutorily prescribed annual limits and have the amount of such reduction contributed to the 401(k) Plan. As of December 31, 2002, the Company had not made any matching or additional contributions to the 401(k) Plan on behalf of its employees.

12.	Income Taxes

      The components of loss before income taxes consisted of the following for the years ended:

	December 31,

	2000	2001	2002

Domestic	$(9,381,069)	$(17,189,218)	$(27,556,962)
Foreign	(39,206)	77,866	55,476

Loss before income taxes	$(9,420,275)	$(17,111,352)	$(27,501,486)

      The current provision for income taxes for the years ended December 31, 2000, 2001 and 2002 consisted of foreign expense of $0, $3,147 and $18,304, respectively.

      The income tax effects of temporary differences that give rise to significant portions of the Company’s net deferred tax assets are as follows:

	December 31,

	2001	2002

Deferred tax assets:
Net operating loss carryforwards	$10,121,423	$18,795,933
Amortization of intangibles	2,144,663	3,981,158
Research and development credits	—	200,000
Other	21,800	35,812

Total deferred tax assets	12,287,886	23,012,903
Deferred tax liabilities:
Depreciable assets	(2,131)	(36,340)

Total deferred tax liabilities	(2,131)	(36,340)

Net deferred tax assets, before valuation allowance	12,285,755	22,976,563
Valuation allowance	(12,285,755)	(22,976,563)

Net deferred tax assets	$—	$—

MYOGEN, INC. AND SUBSIDIARY
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      The Company’s ability to realize the benefit of its deferred tax assets will depend on the generation of future taxable income through profitable operations. Due to the uncertainty of profitable operations, the Company has recorded a full valuation allowance against its deferred tax assets.

      The provision for income taxes differs from the amount computed by applying the federal income tax rate of 35% for 2000, 2001 and 2002 to the loss before income taxes as follows for the years ended:

	December 31,

	2000	2001	2002

U.S. federal income tax benefit at statutory rates	$(3,202,893)	$(5,988,973)	$(9,625,520)
Permanent differences	33,113	9,848	45,501
Research and development credits	—	—	(200,000)
Change in income tax rate	—	(150,022)	—
Foreign income taxes greater than 35%	—	(10,906)	(1,110)
State income tax benefit, net of federal benefit	(307,656)	(549,016)	(891,375)
Change in valuation allowance	3,477,436	6,692,216	10,690,808

	$—	$3,147	$18,304

      As of December 31, 2002, the Company had approximately $49,000,000 of net operating loss carryforwards and approximately $200,000 of research and development credits available to offset future regular and alternative taxable income. These net operating loss carryforwards and research development credits will expire beginning in 2011 and 2019, respectively. The Internal Revenue Code places certain limitations on the annual amount of net operating loss carryforwards which can be utilized if certain changes in the Company’s ownership occur. Changes in the Company’s ownership may limit the use of such carryforward benefits.

13.	Royalty and License Commitments

      From time to time, the Company enters into royalty and license agreements (the “Agreements”) with universities, companies, research groups and others, resulting in certain commitments. The Company may terminate such Agreements at any time, generally with 30 to 60 days written notice. The Company has expensed $1,823,000, $5,489,000 and $3,620,659 related to the Agreements for the years ended December 31, 2000, 2001 and 2002, respectively.

      The Agreements are summarized as follows:

      In September 1998, the Company entered into a license agreement with University Technology Company (“UTC”) under which UTC granted to the Company an exclusive, worldwide license to practice, develop and use certain of UTC’s technology and licensed patent rights to develop and market the Company’s products. In exchange for the license agreement, the Company made a small upfront payment and issued 46,542 shares of its common stock valued at $0.50 per share. The license agreement expires on December 31, 2018. Under the license agreement, the Company will be required to pay an annual license maintenance fee, an annual minimum research support payment and quarterly royalty payments based on a percentage of net quarterly product sales. The terms of the agreement also require the Company to pay for all costs related to obtaining and maintaining patents on the technology. As of December 31, 2002, no royalty payments have been made and no royalty payments are due.

      In October 1998, the Company entered into a license agreement with Hoechst Marion Roussel, Inc., now Aventis, to obtain an exclusive worldwide license for the right to develop and commercialize enoximone. On November 23, 1999, the Company and Aventis amended the licensing agreement, reducing annual payments

MYOGEN, INC. AND SUBSIDIARY
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

required under the agreement for the years 2000, 2001 and 2002 to an aggregate of $4.5 million. As of December 31, 2002, all license payments in the agreement have been paid in full. No milestone payments are due under this agreement. The Company pays Aventis royalties based on sales.

      In December 1999, the Company entered into a license agreement with the Board of Regents of the University of Texas System (“UTS”) to obtain certain patent and technology rights. Under the agreement, the Company is required to make payments totalling $3.2 million on achieving certain milestone objectives beginning with the initiation of Phase I clinical trials and through the filing of a new drug application for a licensed or identified product. Effective July 7, 2000, the agreement was amended to require an annual license fee of $50,000 on each anniversary of the effective date, beginning with the later of December 2002 or the termination of the University of Texas Southwestern Medical Center (“UTSWMC”) Sponsored Research Agreement, as defined below.

      Concurrent with the UTS licensing agreement, the Company entered into a Sponsored Research Agreement with UTSWMC for a term of three years. As consideration for the research performed by UTSWMC, the Company is required to pay the related expenses, plus other indirect costs of such research. In 2002, total payments made under the agreement and expensed to research and development were $360,000, of which $62,500 was included in accounts payable to a related party at December 31, 2002. As of June 30, 2003, the Company had accrued $125,000 (unaudited) in accounts payable to a related party under this agreement. This agreement will terminate on March 31, 2007, unless terminated earlier under the terms of the agreement.

      In October 2001, the Company entered into an agreement with Abbott Laboratories for the exclusive license to develop and commercialize ambrisentan, an endothelin receptor antagonist compound. Under the agreement, the Company is required to make payments on attainment of certain milestone objectives. In addition, the Company was required to reimburse Abbott for costs related to the development expenditures already incurred by them as of the effective date of the agreement. We have made license and cost-reimbursement payments totalling $4.6 million in the past and an additional license payment of $1.2 million is due in the fourth quarter of 2003. Milestone payments totalling $6.0 million will be made in the future if the agreement remains in effect through the successful commercialization of ambrisentan in pulmonary arterial hypertension.

      In February 2002, the Company entered into a Sponsored Research Agreement with the Board of Regents of the University of Wisconsin System (“UWS”), effective October 2001. Under the terms of the agreement, the Company is required to reimburse UWS for all direct and indirect costs of such research up to a maximum amount. Total payments made under the agreement in 2002 were $337,050, and we are obligated to make additional payments of $210,657 in 2003. This agreement will terminate on March 31, 2005, unless terminated earlier by its terms. The Company has an obligation to pay a total of an additional $294,920 in 2004 and 2005.

      During 2002, the Company entered into a collaborative research agreement with an unrelated third party associated with the Company’s EMPOWER study. Under this agreement, the Company is entitled to certain milestone payments in conjunction with the Phase III study. As of December 31, 2002, the Company accrued $500,000 under this agreement which is reflected as a reduction in research and development expense as costs are incurred. Over the life of the agreement, the Company is entitled to receive $3,000,000, with the final payment due in 2006.

14.	Related Party Transactions

      In October 1998, the Company issued the Notes which were fully collected in 2002.

      During 1998, the Company entered into consulting agreements with three stockholders of the Company. The agreements are renewable annually upon mutual consent. One agreement expired in 1999 and was not

MYOGEN, INC. AND SUBSIDIARY
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

renewed. For each of the years ended December 31, 2000, 2001 and 2002, the Company incurred consulting fees of $33,996 related to these agreements. For the six months ended June 30, 2003, the Company incurred $16,998 (unaudited) in consulting fees, related to the agreements. In addition, the Company granted to these two stockholders options to purchase a total of 24,000 shares of the Company’s common stock at $0.50 per share. For consulting services provided during 2001, certain of such stockholders also received options to purchase 24,000 shares of the Company’s common stock at an exercise price of $0.50, vesting over four years. The options were valued on their respective grant dates using the Black-Scholes option-pricing model resulting in an insignificant stock-based compensation charge over the vesting period.

      During 1999, the Company entered into separate consulting agreements with two stockholders of the Company. The agreements extend for three years and are renewable annually thereafter upon mutual consent. For the years ended December 31, 2000, 2001 and 2002, the Company incurred consulting fees of $72,000, $74,000 and $86,500, respectively, related to these agreements. For the six months ended June 30, 2003, the Company incurred $36,000 (unaudited) of consulting fees associated with these agreements. One agreement expired in 2002 and was not renewed. For consulting services provided, the stockholders also received options to purchase 62,000 shares of the Company’s common stock at a weighted average exercise price of $1.10, vesting over four years. The options were valued on their respective grant dates using the Black-Scholes option-pricing model. The options had a total value of approximately $63,000 of which approximately $10,000 and $15,000 was recognized as stock-based compensation expense during the years ended December 31, 2001 and 2002, respectively.

      Dr. Michael Bristow, the Chief Science and Medical Officer and a Director of the Company, has served as a director of Clinical Cardiovascular Research, LLC for each of the last three years. On December 4, 1998, the Company entered into a Clinical Research Services Master Agreement with Clinical Cardiovascular Research, LLC, as amended, pursuant to which it paid $1,682,213 in 2000, $2,315,098 in 2001 and $2,141,461 in 2002. Such payments are recorded as research and development expense.

      The Company has made annual contributions of $185,000, $200,000 and $300,000 for fiscal years ended December 31, 2000, 2001 and 2002, respectively, and payments of $21,200 and $26,200 for fiscal years ended December 31, 2000 and 2001, respectively, to the University of Colorado Health Science Center Division of Cardiology to support academic research in heart failure, including research performed by Dr. Michael Bristow. Such contributions and payments were recorded as research and development expense.

15.	Business Segments

      The Company operates in the United States and in certain countries throughout Europe under one operating segment. All sales from Inception to December 31, 2002 have occurred in Europe through the Company’s subsidiary.

	Years Ended December 31,			Six Months Ended June 30,

	2000	2001	2002	2002	2003

				(Unaudited)
Sales:
Germany	$427,118	$599,813	$691,683	$328,052	$335,451
The Netherlands	—	693,758	650,524	323,709	380,531
England	—	370,392	512,303	213,991	234,291
Other	—	144,021	488,389	156,147	414,537

Total sales	$427,118	$1,807,984	$2,342,899	$1,021,899	$1,364,810

MYOGEN, INC. AND SUBSIDIARY
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	December 31,
			June 30,
	2001	2002	2003

			(Unaudited)
Long-lived assets:
United States	$518,738	$1,627,684	$1,468,358
Europe	29,473	64,247	78,744

Total long-lived assets	$548,211	$1,691,931	$1,547,102

16.	Subsequent Events

      On August 27, 2003, the Company issued 29,090,908 shares of Series D Preferred Stock at $1.375 per share and received proceeds of approximately $39,900,000, net of issuance costs of approximately $100,000. In the third quarter of 2003, the Company anticipates recording a beneficial conversion charge, which will be calculated as the difference between the offering price and the fair value of the underlying common stock and limited to the amount of proceeds allocated to the Series D Preferred Stock in accordance with EITF No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios. The Company also increased the authorized number of shares of common stock from 17,375,000 shares to 24,221,913 shares and extended the date for when the Company may be required to redeem the Senior Preferred Stock from August 21, 2007 to August 26, 2009.

      In June 2003, the Company entered into a license agreement with Abbott for the exclusive license to develop and commercialize darusentan, an endothelin receptor antagonist compound. Under the agreement, the Company is required to make payments upon achievement of certain milestones. In June 2003, the Company made the initial $3,000,000 payment and accrued another $2,000,000 obligation to be paid by December 31, 2003.

17.	Subsequent Events (unaudited)

      In August 2003, the Board of Directors authorized the filing of a registration statement with the SEC that would permit the Company to sell shares of its common stock in connection with a proposed initial public offering.

      Immediately prior to the effectiveness of the registration statement relating to the offering, the Company intends to effect a one-for-five reverse stock split. All references in the consolidated financial statements to common shares, common share prices and per common share amounts have been adjusted retroactively for all periods presented to reflect this stock split. The Company’s actual preferred shares, preferred share prices and per preferred share amounts have not been adjusted for this stock split. However, as a result of the stock split, the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock conversion ratios have been adjusted from one-to-one to five-to-one.

      Subsequent to June 30, 2003 the Company granted options to purchase 679,300 shares of common stock to certain employees and consultants under the Plan with exercise prices below the fair value of the Company’s common stock at the date of grant. In the third quarter of 2003 the Company expects to record deferred compensation related to these grants. This deferred compensation will be amortized to stock-based compensation expense over the vesting period of the options, generally four year, using an accelerated method as described in FIN 28.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

      The following table sets forth the costs and expenses, other than the underwriting discount and commissions, payable by the registrant in connection with the sale of the common stock being registered hereby. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee	$6,977.63
NASD filing fee	9,125.00
Nasdaq National Market listing fee	105,000.00
Blue Sky fees and expenses	5,000.00
Printing and engraving expenses	250,000.00
Legal fees and expenses	650,000.00
Accounting fees and expenses	400,000.00
Transfer agent and registrar fees	10,000.00
Miscellaneous expenses	63,897.37

Total	$1,500,000.00

Item 14.	Indemnification of Directors and Officers.

      Under Section 145 of the General Corporation Law of Delaware (the “Delaware Law”), we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

      Our certificate of incorporation and bylaws include provisions to (i) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the Delaware Law and (ii) require us to indemnify our directors and executive officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe their conduct was unlawful. We believe that these provisions are necessary to attract and retain qualified persons as directors and executive officers. These provisions do not eliminate the directors’ duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to our best interests or the best interests of our stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director’s duty to us or our stockholders when the director was aware or should have been aware of a risk of serious injury to us or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to us or our stockholders, for improper transactions between the director and us and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

      We have entered into indemnity agreements with our directors and certain of our executive officers that require us to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was one of our directors or executive officers, provided that such person’s conduct was not knowingly fraudulent or deliberately dishonest or constituted willful misconduct. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

      At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is being sought nor are we aware of any threatened litigation that may result in claims for indemnification by any executive officer or director.

      We intend to obtain an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Item 15.	Recent Sales of Unregistered Securities.

      Described below is information regarding all securities that have been issued by Myogen during the past three years. The information reflects the assumed one-for-five reverse split of our common stock and conversion of our preferred stock to be effected by us prior to the closing of the offering to which this registration statement relates.

      On various dates between January 1, 2000 and September 30, 2003, we authorized the grant of stock options to employees, consultants, directors and officers to purchase 2,893,278 shares of our common stock at exercise prices ranging from $1.15 to $7.50 per share. The Company relied on the exemption provided by Rule 701 of the Securities Act.

      Between May 1998 and November 1998, we issued an aggregate of 6,035,000 shares of our Series A preferred stock (which will convert into 1,206,998 shares of common stock upon the closing of this offering) at a price of $1.00 per share to certain accredited investors for net cash proceeds in the amount of $5,967,394 and services valued at $35,000. The Company relied on the exemption from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder.

      In March 2000, we issued an aggregate of 803,606 shares of our Series B preferred stock (which will convert into 160,713 shares of common stock upon the closing of this offering) at a price per share of $1.375 to certain accredited investors in exchange for certain intellectual property. In connection with this offering we also issued warrants to purchase an aggregate of 35,000 shares of our common stock at an exercise price of $0.5 per share. These warrants expired in March 2002 and all of the 35,000 shares of our common stock issuable thereunder were purchased upon exercise of such warrants on dates prior to their expiration. The Company relied on the exemption from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder.

      In November 1999 and December 1999, we issued an aggregate of 13,090,910 shares of our Series C preferred stock (which will convert into 2,618,175 shares of common stock upon the closing of this offering) to certain accredited investors for net cash proceeds in the amount of $17,941,567. The Company relied on the exemption from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder.

      In January 2000, we issued a warrant to purchase 9,090 shares of our Series C preferred stock (which will convert into 1,818 shares of our common stock upon the closing of this offering) at an exercise price of $1.375 per share to one lender. The warrant is currently exercisable in whole or in part and shall terminate on January 26, 2010. The Company relied on the exemption from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof.

      Between August 2001 and December 2001, we issued an aggregate of 49,000,696 shares of our Series D preferred stock (which will convert into 9,800,125 shares of common stock upon the closing of this offering) to certain accredited investors for net cash proceeds in the amount of $63,307,255. J.P. Morgan Securities Inc. acted as placement agent for the Company’s Series D preferred stock financing and received 675,608 of these shares of Series D preferred stock (which will convert into 135,121 shares of common stock upon the closing of this offering) as partial consideration for its services. The Company relied on the exemption from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder.

      In December 2002, we issued warrants to purchase an aggregate of 327,273 shares of our Series D preferred stock (which will convert into 65,453 shares of our common stock upon the closing of this offering) at an exercise price of $1.375 per share to two lenders. The warrants are currently exercisable in whole or in part and shall terminate on through the later of December 6, 2012 or five years after the closing of this offering. The Company relied on the exemption from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder.

      In August 2003, we issued an aggregate of 29,090,908 shares of our Series D preferred stock (which will convert into 5,818,175 shares of common stock upon the closing of this offering) to certain accredited investors for cash net proceeds in the amount of approximately $39,900,000. The Company relied on the exemption from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder.

      Except as otherwise described above, there were no underwriters employed in connection with any of the transactions set forth in Item 15, and we believe that each transaction was exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof and Regulation D promulgated thereunder or Rule 701.

      The recipients of the above-described securities represented their intention to acquire the securities for investment only and not with a view for distribution thereof. Appropriate legends were affixed to the stock certificates issued in such transactions. All recipients had adequate access, through employment or other relationships, to information about Myogen.

Item 16.	Exhibits and financial statement schedules.

      (a) Exhibits.

Exhibit
Number		Description

1.1		Form of Underwriting Agreement.
3	.1*	Restated Certificate of Incorporation, dated August 26, 2003, currently in effect.
3	.2*	Bylaws, as amended, currently in effect.
3.3		Form of Certificate of Amendment of Restated Certificate of Incorporation, to be filed and become effective immediately prior to the closing of this offering.
3.4		Form of Restated Certificate of Incorporation, to be filed and become effective upon the closing of this offering.
3.5		Amended and Restated Bylaws, to become effective upon the closing of this offering.
4.1		Reference is made to Exhibits 3.1 through 3.5.
4.2		Specimen Stock Certificate.
5.1		Form of Opinion of Cooley Godward LLP regarding legality of securities being issued.
10.1		2003 Equity Incentive Plan of the Company, Form of Grant Notice and Form of Stock Option Agreement.
10.2		2003 Employee Stock Purchase Plan of the Company.
10	.3*	Series A Preferred Stock Purchase Agreement, dated May 21, 1998 between Myogen and the parties named therein.
10	.4*	Series B Preferred Stock Purchase Agreement, dated March 16, 2000 between Myogen and the parties named therein.

Exhibit
Number		Description

10	.5*	Series C Preferred Stock Purchase Agreement, dated November 23, 1999, as amended on December 8, 1999 between Myogen and the parties named therein.
10	.6*	Series D Preferred Stock Purchase Agreement, dated August 21, 2001, as amended on November 2, 2001 and December 27, 2001, between Myogen and the parties named therein.
10	.7*	Series D Preferred Stock Purchase Agreement, dated August 27, 2003, between Myogen and the parties named therein.
10	.8*	Third Amended and Restated Investor Rights Agreement, dated August 21, 2001, as amended on August 27, 2003, between Myogen and certain of our stockholders.
10	.9*	Third Amended and Restated Stockholders Agreement, dated August 21, 2001, as amended on December 27, 2001, between Myogen and certain of our stockholders.
10	.10*	Form of Employment Agreement entered into between Myogen and certain of its executives.
10	.11*	Form of Indemnification Agreement entered into by each of Myogen’s Executive Officers and Directors.
10	.12*	Lease Agreement between the Company and Church Ranch Business Center, LLC, dated January 1, 2002.
10	.13*	Warrant to purchase shares of Series C preferred stock issued to Silicon Valley Bank, dated January 26, 2000.
10	.14*	Venture Loan and Security Agreement by and among GATX Ventures, Inc., Silicon Valley Bank and the Company, dated December 6, 2002.
10	.15*	Warrant to purchase shares of Series D preferred stock issued to GATX Ventures, Inc., dated December 6, 2002.
10	.16*	Warrant to purchase shares of Series D preferred stock issued to Silicon Valley Bank, dated December 6, 2002.
10	.17*†	License Agreement between Hoechst Marion Roussel, Inc. and the Company, dated October 1, 1998, as amended November 23, 1999 and June 2, 2003.
10	.18*†	License Agreement between Abbott Deutschland Holding GmbH and the Company, dated October 8, 2001.
10	.19*†	Intellectual Property License Agreement between the University Technology Corporation and the Company, dated September 1, 1998, as amended January 26, 2001.
10	.20*†	Materials Transfer Agreement between the Regents of the University of Colorado and the Company, dated September 4, 1998, as amended January 4, 2001.
10	.21*†	Patent and Technology License Agreement between the Board of Regents of The University Of Texas System and the Company, dated December 1, 1999, as amended July 7, 2000 and December 20, 2001.
10	.22*†	Exclusive Patent And Technology License Agreement between the Board of Regents of The University of Texas System and the Company, dated January 1, 2002.
10	.23*†	License Agreement between Abbott Laboratories and the Company, dated June 30, 2003.
21	.1*	List of Subsidiaries.
23.1		Consent of PricewaterhouseCoopers LLP.
23.2		Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
24	.1*	Powers of Attorney.

*	Previously filed.

†	Myogen is applying for confidential treatment with respect to portions of this agreement

      (b) Financial statement schedules.

      No financial statement schedules are provided, because the information called for is not required or is shown either in the consolidated financial statements or the notes thereto.

Item 17.	Undertakings.

      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westminster, State of Colorado, on October 1, 2003.

MYOGEN, INC.

By:	/s/ J. WILLIAM FREYTAG

J. William Freytag

President, Chief Executive Officer and Chairman

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ J. WILLIAM FREYTAG J. William Freytag		President, Chief Executive Officer and Chairman (Principal Executive Officer)	October 1, 2003

* Joseph L. Turner		Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	October 1, 2003

* Michael R. Bristow		Chief Science and Medical Officer and Director	October 1, 2003

* Rodney A. Ferguson		Director	October 1, 2003

* Jerry T. Jackson		Director	October 1, 2003

* Daniel J. Mitchell		Director	October 1, 2003

* Arnold L. Oronsky		Director	October 1, 2003

* Andrew N. Schiff		Director	October 1, 2003

* Sigrid Van Bladel		Director	October 1, 2003

*By:	/s/ J. WILLIAM FREYTAG J. William Freytag Attorney-in-Fact		October 1, 2003

EXHIBITS

Exhibit
Number		Description

1.1		Form of Underwriting Agreement.
3	.1*	Restated Certificate of Incorporation, dated August 26, 2003, currently in effect.
3	.2*	Bylaws, as amended, currently in effect.
3.3		Form of Certificate of Amendment of Restated Certificate of Incorporation, to be filed and become effective immediately prior to the closing of this offering.
3.4		Form of Restated Certificate of Incorporation, to be filed and become effective upon the closing of this offering.
3.5		Amended and Restated Bylaws, to become effective upon the closing of this offering.
4.1		Reference is made to Exhibits 3.1 through 3.5.
4.2		Specimen Stock Certificate.
5.1		Form of Opinion of Cooley Godward LLP regarding legality of securities being issued.
10.1		2003 Equity Incentive Plan of the Company, Form of Grant Notice and Form of Stock Option Agreement.
10.2		2003 Employee Stock Purchase Plan of the Company.
10	.3*	Series A Preferred Stock Purchase Agreement, dated May 21, 1998 between Myogen and the parties named therein.
10	.4*	Series B Preferred Stock Purchase Agreement, dated March 16, 2000 between Myogen and the parties named therein.
10	.5*	Series C Preferred Stock Purchase Agreement, dated November 23, 1999, as amended on December 8, 1999 between Myogen and the parties named therein.
10	.6*	Series D Preferred Stock Purchase Agreement, dated August 21, 2001, as amended on November 2, 2001 and December 27, 2001, between Myogen and the parties named therein.
10	.7*	Series D Preferred Stock Purchase Agreement, dated August 27, 2003, between Myogen and the parties named therein.
10	.8*	Third Amended and Restated Investor Rights Agreement, dated August 21, 2001, as amended on August 27, 2003, between Myogen and certain of our stockholders.
10	.9*	Third Amended and Restated Stockholders Agreement, dated August 21, 2001, as amended on December 27, 2001, between Myogen and certain of our stockholders.
10	.10*	Form of Employment Agreement entered into between Myogen and certain of its executives.
10	.11*	Form of Indemnification Agreement entered into by each of Myogen’s Executive Officers and Directors.
10	.12*	Lease Agreement between the Company and Church Ranch Business Center, LLC, dated January 1, 2002.
10	.13*	Warrant to purchase shares of Series C preferred stock issued to Silicon Valley Bank, dated January 26, 2000.
10	.14*	Venture Loan and Security Agreement by and among GATX Ventures, Inc., Silicon Valley Bank and the Company, dated December 6, 2002.
10	.15*	Warrant to purchase shares of Series D preferred stock issued to GATX Ventures, Inc., dated December 6, 2002.
10	.16*	Warrant to purchase shares of Series D preferred stock issued to Silicon Valley Bank, dated December 6, 2002.
10	.17*†	License Agreement between Hoechst Marion Roussel, Inc. and the Company, dated October 1, 1998, as amended November 23, 1999 and June 2, 2003.

Exhibit
Number		Description

10	.18*†	License Agreement between Abbott Deutschland Holding GmbH and the Company, dated October 8, 2001.
10	.19*†	Intellectual Property License Agreement between the University Technology Corporation and the Company, dated September 1, 1998, as amended January 26, 2001.
10	.20*†	Materials Transfer Agreement between the Regents of the University of Colorado and the Company, dated September 4, 1998, as amended January 4, 2001.
10	.21*†	Patent and Technology License Agreement between the Board of Regents of The University Of Texas System and the Company, dated December 1, 1999, as amended July 7, 2000 and December 20, 2001.
10	.22*†	Exclusive Patent And Technology License Agreement between the Board of Regents of The University of Texas System and the Company, dated January 1, 2002.
10	.23*†	License Agreement between Abbott Laboratories and the Company, dated June 30, 2003.
21	.1*	List of Subsidiaries.
23.1		Consent of PricewaterhouseCoopers LLP.
23.2		Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
24	.1*	Powers of Attorney.

*	Previously filed.

†	Myogen is applying for confidential treatment with respect to portions of this agreement